China Pharmaceutical
Group Limited

RECEIVED

February 25, 2008 2008 FEB 26 A 6:30 File No. 82-4135

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

VIA COURIER

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL



SUPPL

Dear Sir

Re: China Pharmaceutical Group Limited
File No. 82-4135

We, a company incorporated in Hong Kong, furnish herewith the following documents of the Company pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(i) announcement dated August 30, 2007 – discloseable and connected transaction;
(ii) notification of board meeting dated September 3, 2007;
(iii) announcement dated September 13, 2007 – 2007 interim results;
(iv) 2007 interim report;
(v) notice of extraordinary general meeting dated September 20, 2007;
(vi) circular dated September 20, 2007 – discloseable and connected transaction;
(vii) announcement dated September 28, 2007 – rule 13.18;
(viii) announcement dated October 12, 2007 – extraordinary meeting poll results;
(ix) announcement dated November 29, 2007 – continuing connected transactions;
(x) notification of board meeting dated December 3, 2007;
(xi) notice of extraordinary general meeting dated December 11, 2007;
(xii) circular dated December 11, 2007 – continuing connected transactions;
(xiii) announcement dated December 13, 2006 - unaudited results for the nine months ended September 30, 2007;
(xiv) announcement dated December 21, 2007 – rule 13.17; and
(xv) announcement dated December 28, 2007 – extraordinary meeting poll results.

香港灣仔港灣道18號中環廣場38樓3805室
Room 3805, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
電話 Tel: (852) 2802 3011 傳真 Fax: (852) 2802 4552
網址 Web site: ww.cpg.hk

中國製藥集團有限公司
China Pharmaceutical

If you have any questions regarding this information, please do not hesitate to contact the undersigned at (852) 2802-3011 or by fax at (852) 2802-4552.

Yours faithfully,
For and on behalf of
China Pharmaceutical Group Limited

Eddie Chak
Director



中國製藥集團有限公司
China Pharmaceutical
Group Limited

INTERIM REPORT

Stock Code : 1093

Contents

Corporate Information

Board of Directors

Executive Directors
CAI Dongchen *(Chairman)*
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Directors
LEE Ka Sze, Carmelo

Independent Non-executive Directors
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard

Committees

Audit Committee
CHAN Siu Keung, Leonard *(Chairman)*
LEE Ka Sze, Carmelo
HUO Zhenxing

Remuneration Committee
CHAN Siu Keung, Leonard *(Chairman)*
LEE Ka Sze, Carmelo
HUO Zhenxing

Legal Advisers

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Company Secretary

LEE Ka Sze, Carmelo

Authorised Representatives

CHAK Kin Man
LI Zhibiao

Registered Office

Room 3805, 38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Share Registrar and Transfer Office

Tricor Secretaries Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Hong Kong

Websites

www.irasia.com/listco/hk/cpg/index.htm
www.cpg.hk

Management Discussion and Analysis

Business Review and Outlook

Results

For the first half of 2007, the Group's revenue and profit attributable to equity holders of the Company amounted to HK$2,309,051,000 and HK$123,394,000, representing an increase of 32% and 641% over the same period of last year, respectively.

Vitamin C Series

Total sales volume of the major products of this series for the period amounted to 15,249 tonnes, an increase of 16.7% over the same period of last year. With the market supply and demand moving towards a more balanced state, product prices rebounded significantly during the current period. For the first and second quarters of the year, the average prices of vitamin C were US$3.02 and US$4.34 per kg respectively. The gross profit margin of the entire series increased from 15.9% in the same period of last year to 29.2% in the current period. It is expected that the upward trend of the product prices will continue in the second half of the year.

Penicillin Series

Total sales volume of the major products of this series for the period amounted to 4,676 tonnes, an increase of 26.7% over the same period of last year. After a long period of market consolidation, coupled with the lessening of market supply as a result of the more stringent environmental regulations, product prices increased sharply during the current period. The respective average prices of penicillin industrial salt, amoxicillin and 6-APA for the first quarter of the year were US$12.96, US$27.60 and US$27.84 per kg whilst their respective average prices for the second quarter of the year were US$19.12, US$37.56 and US$37.09 per kg. The gross profit margin of the entire series increased from 12.4% in the same period of last year to 33.8% in the current period. It is expected that the upward trend of the product prices will continue in the second half of the year.

Cephalosporin Series

Total sales volume of the major products of this series for the period amounted to 510 tonnes, a decrease of 9.1% over the same period of last year. After the significant drop in previous year, product prices recovered slightly during the current period. The average prices of 7-ACA in the first and second quarters of the year were US$ 82.80 and US$83.21 per kg respectively. As the production costs have increased during the current period, the gross profit margin of the entire series decreased from 20.0% in the same period of last year to 14.8% in the current period. It is expected that market conditions will be able to improve gradually.

Finished Drugs

Market competition remained fierce in the current period, revenue of this business grew slightly by 3.9% as compared with the same period of last year. Gross profit margin increased from 22.6% in the same period of last year to 23.6% in the current period. During the period, the Group has increased its efforts in developing the vitamin C health supplement market in the PRC, leading to a significant increase in the selling and distribution expenses. The finish drugs division ended up recording an operating loss of HK$35,900,000 for the current period. Market competition is expected to remain fierce.

Patent Drug

The patent drug, butylphthalide, maintained a steady growth in sales during the period and its operating conditions have improved slightly. The Group will continue its efforts to tap into this new market.

Financial Review

Liquidity and Financial Position

For the first half of 2007, the Group's operating activities generated a net cash inflow of HK$230,770,000. Capital expenditure amounted to HK$244,998,000 . As at June 30, 2007, the Group's current ratio was 1.0, similar to that at the end of previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivables balance to sales, inclusive of value added tax for sales in the PRC) was 52 days in the current period, as compared to 55 days in 2006. Inventory turnover period (ratio of inventories balance to cost of goods sold) decreased from 85 days in 2006 to 74 days in the current period.

As at June 30, 2007, the Group had total borrowings of HK$1,626,667,000 (comprising bank loans of HK$1,491,000,000, loan from a related company of HK$126,000,000 and loans from immediate holding company of HK$9,667,000). The maturity profile of the total borrowings spreads over a period of three years with HK$829,667,000 repayable within one year and the remaining HK$797,000,000 repayable within two to three years. Net gearing ratio was 44%, which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$406,521,000 over equity attributable to equity holders of the Company at the balance sheet date.

41% of the Group's borrowings are denominated in Hong Kong dollars and the remaining 59% in Renminbi. The Group's revenues are mainly either in Renminbi or in US dollars. The Group is of the opinion that its exposure to foreign exchange rate risk is limited.

Pledge of Assets

As at June 30, 2007, bank deposits of HK$772,000 (12.31.2006 : HK$4,104,000) were pledged to banks to secure banking facilities granted to the Group.

Contingent Liabilities

The Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in The United States of America. The details of the antitrust complaints have been set out in the annual financial statements of the Group for the year ended December 31, 2006. Up to the date of this report, four antitrust complaints have been served on the Company and three antitrust complaints have been served on the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisers to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be reliably estimated with reasonable certainty at this stage.

Employees

As at June 30, 2007, the Group has about 10,083 permanent employees, the majority of them are employed in the PRC. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

Report on Review of Interim Financial Information

Deloitte.
德勤

To the Board of Directors of China Pharmaceutical Group Limited
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 7 to 23, which comprises the condensed consolidated balance sheet of China Pharmaceutical Group Limited as of June 30, 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on the interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
September 13, 2007

Condensed Consolidated Income Statement

FOR THE SIX MONTHS ENDED JUNE 30, 2007

		For the six months ended June 30,	
		2007	2006
	Notes	***HK$'000***	*HK$'000*
		(Unaudited)	(Unaudited)
Revenue	*3*	**2,309,051**	1,749,634
Cost of sales		**(1,681,790)**	(1,427,681)
Gross profit		**627,261**	321,953
Other income		**13,485**	17,336
Selling and distribution expenses		**(187,563)**	(111,253)
Administrative expenses		**(228,290)**	(156,279)
Other expenses		**(32,931)**	(4,757)
Operating profit		**191,962**	67,000
Share of results of a jointly controlled entity		**(4,593)**	783
Finance costs		**(55,075)**	(48,115)
Profit before tax	*4*	**132,294**	19,668
Income tax expense	*5*	**(10,505)**	(3,068)
Profit for the period		**121,789**	16,600
Attributable to:			
Equity holders of the Company		**123,394**	16,642
Minority interests		**(1,605)**	(42)
		121,789	16,600
Dividend	*6*	**—**	—
Earnings per share— Basic	*7*	**HK8.02 cents**	HK1.08 cents

Condensed Consolidated Balance Sheet

AT JUNE 30, 2007

	Notes	As at June 30, 2007 HK$'000 (Unaudited)	As at December 31, 2006 HK$'000 (Audited)
Non-current assets			
Property, plant and equipment	8	3,272,788	3,233,026
Prepaid lease payments		146,989	145,923
Intangible assets		48,039	48,275
Goodwill		55,764	55,764
Interest in a jointly controlled entity		17,053	21,646
Pledged bank deposits	9	772	1,312
		3,541,405	3,505,946
Current assets			
Inventories		688,654	682,935
Trade and other receivables	10	670,141	574,488
Bills receivables	10	168,680	98,501
Prepaid lease payments		4,685	4,361
Tax recoverable		2,197	1,165
Trade receivables due from a related company	11	14,361	2,660
Amount due from a jointly controlled entity	11	15,300	13,155
Pledged bank deposits	9	—	2,792
Bank balances and cash		405,749	387,405
		1,969,767	1,767,462
Current liabilities			
Trade and other payables	12	932,537	754,147
Bills payables	12	139,501	223,118
Trade payables due to a related company	11	7,017	11,360
Amounts due to related companies	11	11,759	10,454
Tax liabilities		21,068	15,002
Unsecured bank loans	13	820,000	752,000
Loans from immediate holding company	11	9,667	—
		1,941,549	1,766,081
Net current assets		28,218	1,381
Total assets less current liabilities		3,569,623	3,507,327
Non-current liabilities			
Unsecured bank loans	13	671,000	777,000
Loan from a related company	11	126,000	20,000
Loans from ultimate holding company	11	—	59,493
		797,000	856,493
Net assets		2,772,623	2,650,834
Capital and reserves			
Share capital		153,812	153,812
Reserves		2,611,223	2,487,829
Equity attributable to equity holders of the Company		2,765,035	2,641,641
Minority interests		7,588	9,193
Total equity		2,772,623	2,650,834

Condensed Consolidated Statement of Changes in Equity

FOR THE SIX MONTHS ENDED JUNE 30, 2007

	Equity attributable to equity holders of the Company									
	Share capital	Share premium	Capital contribution	Goodwill reserve	Translation reserve	Non-distributable reserves	Retained profits	Total	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* *(note i)*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At January 1, 2006 (audited)	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
Profit for the period	–	–	–	–	–	–	16,642	16,642	(42)	16,600
Transfers	–	–	–	–	–	9,353	(9,353)	–	–	–
Release upon disposal of a subsidiary *(note ii)*	–	–	–	–	–	–	–	–	(1,594)	(1,594)
At June 30, 2006 (unaduited)	153,812	1,116,727	1,362	(167,254)	71,120	364,877	960,830	2,501,474	9,060	2,510,534
Exchange differences arising on translation to presentation currency recognised directly in equity	–	–	–	–	140,908	–	–	140,908	392	141,300
Loss for the period	–	–	–	–	–	–	(978)	(978)	(259)	(1,237)
Total recognised income and expense for the period	–	–	–	–	140,908	–	(978)	139,930	133	140,063
Transfers	–	–	–	–	–	17,889	(17,889)	–	–	–
Capital contribution from ultimate holding company	–	–	237	–	–	–	–	237	–	237
At December 31, 2006 (audited)	153,812	1,116,727	1,599	(167,254)	212,028	382,766	941,963	2,641,641	9,193	2,650,834
Profit for the period and total recognised income and expense for the period	–	–	–	–	–	–	123,394	123,394	(1,605)	121,789
Transfer arising on impairment on goodwill in respect of a jointly controlled entity	–	–	–	7,124	–	–	(7,124)	–	–	–
Transfers	–	–	–	–	–	22,143	(22,143)	–	–	–
At June 30, 2007 (unaudited)	153,812	1,116,727	1,599	(160,130)	212,028	404,909	1,036,090	2,765,035	7,588	2,772,623

Notes:

(i) The non-distributable reserves represent statutory reserves appropriated from the profit after tax of the Company's subsidiaries and jointly controlled entity in the People's Republic of China (the "PRC") under the laws and regulations of the PRC.

(ii) During the year ended December 31, 2006, M2B.com.hk Limited, a non-wholly owned subsidiary of the Company, was disposed of.

Condensed Consolidated Cash Flow Statement

FOR THE SIX MONTHS ENDED JUNE 30, 2007

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash generated by operating activities	**230,770**	68,830
Net cash used in investing activities:		
Purchase of property, plant and equipment	**(167,979)**	(126,304)
Purchase of intangible assets	**(11,539)**	(4,644)
Proceeds from disposal of property, plant and equipment	**3,136**	6
Other investing cash flows	**857**	(6,836)
	(175,525)	(137,778)
Net cash used in financing activities:		
Repayments of bank loans	**(436,000)**	(258,373)
Repayment of loans from ultimate holding company	**(50,000)**	—
Repayment of loan from a related company	**(20,000)**	—
New bank loans raised	**398,000**	272,727
Loan raised from a related company	**126,000**	—
Other financing cash flows	**(54,901)**	(48,115)
	(36,901)	(33,761)
Net increase (decrease) in cash and cash equivalents	**18,344**	(102,709)
Cash and cash equivalents at January 1	**387,405**	472,706
Cash and cash equivalents at June 30, represented by bank balances and cash	**405,749**	369,997

Notes to the Condensed Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2007

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. Principal accounting policies

The condensed consolidated financial statements have been prepared on the historical cost basis.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the annual financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2006.

In the current interim period, the Group has applied, for the first time, a new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning January 1, 2007.

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new or revised standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)— Int 11	HKFRS 2: Group and Treasury Share Transactions[2]
HK(IFRIC)— Int 12	Service Concession Arrangements[3]

[1] Effective for annual periods beginning on or after January 1, 2009
[2] Effective for annual periods beginning on or after March 1, 2007
[3] Effective for annual periods beginning on or after January 1, 2008

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. Segmental information

Business segments

The Group reports its primary segment information by products, namely bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the six months ended June 30, 2007

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)
REVENUE							
External sales	822,884	338,015	470,995	660,901	16,256	–	2,309,051
Inter-segment sales	175,132	15,130	600	–	70	(190,932)	–
TOTAL REVENUE	998,016	353,145	471,595	660,901	16,326	(190,932)	2,309,051

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	188,199	11,178	47,835	(35,900)	(10,981)		200,331
Unallocated income							54
Unallocated corporate expenses							(8,423)
Operating profit							191,962
Share of results of a jointly controlled entity					(4,593)		(4,593)
Finance costs							(55,075)
Profit before tax							132,294
Income tax expense							(10,505)
Profit for the period							121,789

For the six months ended June 30, 2006

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE							
External sales	442,370	361,006	303,111	636,057	7,090	–	1,749,634
Inter-segment sales	104,552	57,217	319	–	–	(162,088)	–
TOTAL REVENUE	546,922	418,223	303,430	636,057	7,090	(162,088)	1,749,634

Inter-segment sales are charged at prevailing market rates.

	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
SEGMENT RESULTS	24,196	33,570	2,581	26,972	(12,176)		75,143
Unallocated income							269
Unallocated corporate expenses							(8,412)
Operating profit							67,000
Share of results of a jointly controlled entity					783		783
Finance costs							(48,115)
Profit before tax							19,668
Income tax expense							(3,068)
Profit for the period							16,600

Geographical segments

The following is an analysis of the Group's revenue by geographical market for the period under review:

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
The People's Republic of China (the "PRC")	**1,469,740**	1,226,593
Asia other than the PRC	**560,423**	284,474
Europe	**143,908**	125,573
America	**120,457**	103,136
Others	**14,523**	9,858
	2,309,051	1,749,634

4. Profit before tax

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Profit before tax has been arrived at after charging (crediting):		
Amortisation of intangible assets	**11,775**	10,297
Amortisation of prepaid lease payments	**2,280**	2,087
Depreciation of property, plant and equipment	**174,693**	153,297
Employee benefits expenses, including those of directors *(Note)*	**201,509**	137,712
Contribution to retirement benefits schemes, including those of directors	**33,487**	23,335
Loss on disposal of property, plant and equipment, included in other expenses	**25,145**	29
Research and development expenses	**4,031**	3,626
Share of tax of a jointly controlled entity, included in share of results of a jointly controlled entity	**—**	187
Interest income	**(1,195)**	(1,517)

Note: The amount for the current period includes a half-year bonus of HK$39,695,000 (1.1.2006 to 6.30.2006: Nil).

5. Income tax expense

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
PRC Foreign Enterprise Income Tax		
— current year	**14,619**	3,068
— underprovision in prior years	**886**	—
— tax refund	**(5,000)**	—
	10,505	3,068

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both periods. The tax charge for the period arose from taxation on its subsidiaries established in the PRC.

Pursuant to the relevant laws and regulations in the PRC, certain subsidiaries of the Company are entitled to exemption and relief from PRC Foreign Enterprise Income Tax starting from their first profit-making years.

In addition, pursuant to an approval granted by the relevant tax authority, a subsidiary of the Company was granted tax refund on the basis that the subsidiary of the Company has, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contribution to a PRC subsidiary set up in previous years.

The tax charge for the period represents income tax provision which has taken into account of the above mentioned tax incentive.

As at June 30, 2007, the Group had unused tax losses of approximately HK$197,751,000 (12.31.2006: HK$141,262,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. The unrecognised tax losses will expire in 2012.

There was no other significant unprovided deferred tax for the period or at the balance sheet date.

6. Dividend

No dividend was paid during the period. The directors do not recommend the payment of an interim dividend.

7. Earnings per share

The calculation of the basic earnings per share for the six months ended June 30, 2007 is based on the unaudited profit for the period attributable to equity holders of the Company of approximately HK$123,394,000 (1.1.2006 to 6.30.2006: HK$16,642,000) and the 1,538,124,661 shares (1.1.2006 to 6.30.2006: 1,538,124,661 shares) in issue during the period.

No diluted earnings per share has been presented for the six months ended June 30, 2006 and 2007 as there were no potential ordinary shares in issue during both periods.

8. Property, plant and equipment

During the period, the Group acquired approximately HK$244,998,000 (1.1.2006 to 12.31.2006: HK$231,141,000) of property, plant and equipment in order to upgrade its manufacturing capabilities.

In addition, the Group disposed of certain property, plant and equipment with a carrying amount of approximately HK$30,543,000 (1.1.2006 to 6.30.2006: HK$1,364,000), resulting in a loss on disposal of approximately HK$25,145,000 (1.1.2006 to 6.30.2006: HK$29,000).

9. Pledged bank deposits

As at June 30, 2007, the Group has pledged bank deposits to banks for the acquisition of property, plant and equipment of approximately HK$772,000 (12.31.2006: HK$1,312,000) and the deposits were classified as non-current assets.

As at December 31, 2006, the Group also pledged approximately HK$2,792,000 deposits to banks to secure short-term banking facilities granted to the Group and the deposits were classified as current assets. The pledges were released during the current period.

10. Trade and other receivables/Bills receivables

	As at June 30, 2007	As at December 31, 2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Trade receivables	**562,447**	497,288
Bills receivables	**168,680**	98,501
	731,127	595,789
Other receivables	**107,694**	77,200
	838,821	672,989

The Group allows a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade receivables net of impairment losses and bills receivables at the balance sheet date:

	As at June 30, 2007	As at December 31, 2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
0 to 90 days	**703,035**	559,880
91 to 180 days	**27,122**	35,731
181 to 365 days	**970**	178
	731,127	595,789

11. Related party disclosures

During the period, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the period, and balances with them at the balance sheet date, are as follows:

(I) Connected parties

Name of company	**Nature of transactions/ balances**	**For the six months ended June 30, 2007**	**2006**
		HK$'000	*HK$'000*
		(unaudited)	(unaudited)
Shijiazhuang Pharmaceutical Group Company Limited ("SPG") and its subsidiaries, excluding the Group (the "SPG Group") *(Note)*	Purchase of raw materials *(Note i)*	**176,244**	132,391
	Sale of steam *(Note i)*	**5,607**	633
	Rental expenses *(Note ii)*	**2,570**	2,877
	Interest expenses on loans from immediate/ ultimate holding company	**2,165**	1,043

	As at June 30, 2007	As at December 31, 2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Balance due from (to) the SPG Group		
— trade receivables *(Note iv)*	**14,361**	2,660
— trade payables *(Note iv)*	**(7,017)**	(11,360)
— other payables *(Note iv)*	**(11,759)**	(10,454)
— interest-free short-term loans *(Note iv)*	**(9,667)**	—
— interest-free long-term loans	**—**	(9,493)
— other long-term loans *(Note iii)*	**(126,000)**	(70,000)

Note: On or before June 25, 2007, SPG was the ultimate holding company of the Company and owned approximately 50.93% of the issued share capital of the Company. On June 26, 2007, Legend Holdings Limited, an investment holding company established in the PRC, acquired the entire interest of SPG from State-owned Assets Supervision and Administration Committee of Shijiazhuang Municipal People's Government and became the ultimate holding company of the Company with effect on that date.

With reference to the announcement of the Company dated April 25, 2007, a facility in the aggregate amount of RMB510,000,000 is made available by a bank in the PRC to SPG and certain subsidiaries of the Company for RMB150,000,000 and RMB360,000,000, respectively. The facility is a general working capital facility for one year from April 25, 2007. As a condition under the facility, SPG has pledged 600,589,874 ordinary shares of the Company (representing approximately 39.05% of the issued share capital of the Company) in favour of the bank as security. At June 30, 2007, the extent of such facility utilised by the Group amounted to HK$110,000,000.

As at June 30, 2007, SPG had also given corporate guarantees to banks in the PRC to secure the loan facilities to the extent of HK$320,000,000 (12.31.2006: HK$57,416,000) granted to the Group.

(II) Related parties, other than connected parties

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2007	2006
		HK$'000	*HK$'000*
		(unaudited)	(unaudited)
Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong"), a jointly controlled entity of the Group	Purchase of raw materials *(Note i)*	**19,222**	13,211
	Sale of raw materials *(Note i)*	**2,298**	—
	Provision of utility services by the Group *(Note v)*	**4,755**	4,649

	As at June 30, 2007	As at December 31, 2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Balance due from Huarong		
— dividend receivables	**6,122**	6,122
— other receivables *(Note iv)*	**9,178**	7,033

(III) Other state-owned entities in the PRC

The Group operates in an economic regime currently predominated by entities directly or indirectly owned by the PRC government through its government authorities, agencies, affiliations and other organisations ("state-owned entities"). Transactions with other state-owned entities include but are not limited to the followings:

— lending and deposit taking;
— taking and placing of inter-bank balances;
— purchase, sale and leases of property and other assets; and
— rendering and receiving of utilities and other services.

These transactions are conducted in the ordinary course of the Group's business on terms similar to those that would have been entered into with non-state-owned entities. The Group has also established its pricing strategy and approval processes for major products and services, such as loans, deposits and commission income. Such pricing strategy and approval processes do not depend on whether the customers are state-owned entities or not. Having due regard to the substance of the relationship, the directors of the Company are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(IV) Remuneration of key management personnel

The remuneration of key management personnel of the Group during the period was as follows:

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Short-term benefits	**4,406**	5,044
Post-employment benefits	**234**	284
	4,640	5,328

The above remuneration is determined by the remuneration committee having regard to the Group's operating results, performance of individuals and market trends.

Notes:

(i) The transactions were carried out with reference to the market prices.

(ii) Rental expenses were paid in accordance with the tenancy agreements.

(iii) Loans are interest bearing at prevailing market rates.

(iv) At the balance sheet date, the amounts were aged within one year. The directors consider that the carrying amounts of the balances approximate their fair values.

(v) The transactions were carried out based on the actual costs of utilities incurred by the Group.

12. Trade and other payables/Bills payables

	As at June 30, 2007	As at December 31, 2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Trade payables	**391,111**	406,100
Bills payables	**139,501**	223,118
	530,612	629,218
Other payables	**541,426**	348,047
	1,072,038	977,265

The following is an aged analysis of trade and bills payables at the balance sheet date:

	As at June 30, 2007	As at December 31, 2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
0 to 90 days	**456,710**	555,975
91 to 180 days	**42,337**	54,433
181 to 365 days	**21,942**	9,917
More than 365 days	**9,623**	8,893
	530,612	629,218

13. Unsecured bank loans

During the period, the Group obtained new bank loans amounted to approximately HK$398,000,000. The loans carry interest at prevailing market rates, ranging from 4.89% to 7.02% (12.31.2006: 4.47% to 6.76%) per annum and were used to finance the general operations of the Group and the acquisition of property, plant and equipment. In addition, the Group also repaid bank loans of approximately HK$436,000,000 during the period.

14. Capital commitments

At the balance sheet date, the Group had the following capital commitments:

	As at June 30, 2007	As at December 31, 2006
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Capital expenditure contracted for but not provided in the condensed consolidated financial statements in respect of acquisition of		
— property, plant and equipment	**58,120**	77,489
— intangible assets	**7,356**	6,817
	65,476	84,306
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	**3,436**	3,016

15. Contingent liabilities

As disclosed in the announcement of the Company dated February 22, 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in The United States of America (the "United States"). These antitrust complaints alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned announcement, there were some other complaints with the same nature as the antitrust complaints filed in the United States. Up to the date of this report, four antitrust complaints have been served on the Company and three antitrust complaints have been served on the subsidiary. The legal adviser of the Group has successfully consolidated all such cases to be heard in the Federal Court of New York.

On May 3, 2006, the first court meeting was held before a judge of the U.S. District Court for the Eastern District of New York and legal advisers of the defendants and plaintiffs. In February 2007, the direct purchaser plaintiff amended its claim and requested that only direct purchasers of the vitamin C who had not entered into any agreements containing arbitration clauses could be part of the class of purchasers it sought to represent. On June 5, 2007, the court heard the defendants' motions to dismiss based on the legal principles of act of state, foreign sovereign compulsion and international comity. The court has taken those motions under advisement and it is not known when a ruling will be forthcoming.

Submissions concerning whether the direct purchaser case may proceed as a class action took place in May to August 2007. According to the latest timetable fixed by the court, fact discovery is scheduled to be concluded by February 29, 2008, expert discovery is scheduled to be concluded by September 19, 2008 and a pre-trail hearing will be held on November 11, 2008. The action is still in the stage of class discovery.

The directors and management of Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisers to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be reliably estimated with reasonable certainty at this stage.

16. Post balance sheet event

On August 30, 2007, a subsidiary of the Company, Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited, entered into a sale and purchase agreement with SPG, the immediate holding company, and Hebei Hong Yuan Chemical Co. Limited, a wholly owned subsidiary of SPG, (together the "Vendors") to conditionally acquire the entire equity interest in Shijiazhuang Pharma Group Inner Mongolia Zhongkang Sugar Co. Limited from the Vendors at an aggregate consideration of RMB130,000,000. Details of the transaction are set out in the announcement of the Company dated August 30, 2007.

Other Information

Directors' Interests in Shares, Underlying Shares and Debentures

As at June 30, 2007, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Future Ordinance (the "SFO"), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

Long Positions

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share of the Company
Cai Dongchen	Beneficial owner	2,000,000	0.13%
Chak Kin Man	Beneficial owner	4,000	0.00026%

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangements to Purchase Shares or Debentures

Other than the share option scheme of the Company, at no time during the period was the Company, its holding company, or any of its fellow subsidiaries and subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Share Option Scheme

The Company's share option scheme was adopted on July 6, 2004 for the purpose of providing incentive to directors (or any persons proposed to be appointed as such, whether executive or non-executive) and employees (whether full-time or part-time) of each member of the Group, eligible business consultants, professionals and other advisers who have rendered services or will render service to the Group as determined by the board of directors.

No option had been granted or agreed to be granted under the share option scheme since its adoption.

Substantial Shareholders

As at June 30, 2007, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

Name of substantial shareholder	Capacity	Number of ordinary shares held	Approximate percentage of the issued share capital of the Company
Employees' Shareholding Society of Legend Holdings Limited	Interest of a controlled corporation	783,316,161 *(Note i)*	50.93%
Legend Holdings Limited	Interest of a controlled corporation	783,316,161 *(Note i)*	50.93%
Shijiazhuang Pharmaceutical Group Company Limited ("SPG")	Beneficial owner and controlled corporation	783,316,161 *(Note ii)*	50.93%

Notes:

(i) Employees' Shareholding Society of Legend Holdings Limited owns 35% interest in Legend Holdings Limited which in turn owns 100% interest in SPG. Therefore, they are deemed to be interested in 783,316,161 shares of the Company in which SPG has interest.

(ii) In respect of the 783,316,161 shares, 773,436,399 shares are held by SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company or any other interests representing 5% or more of the issued share capital of the Company as at June 30, 2007.

Corporate Governance

The Company has complied with the code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules throughout the six months ended June 30, 2007 with certain deviations as set out below.

Code provision A.2.1 stipulates that the roles of the chairman and managing director should be separate and should not be performed by the same individual. As disclosed in the 2006 annual report of the Company, Mr. Cai Dongchen has assumed both roles as the chairman and managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the board of directors, the Company believes that there is adequate balance of power and authority in place.

Review of Interim Results

The interim results have been reviewed by the external auditors and audit committee of the Company.

Directors' Securities Transactions

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. Have made specific enquiry, all directors have complied with the required standard set out in the Model Code throughout the six months ended June 30, 2007.

Purchase, Sale or Redemption of the Company's Listed Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended June 30, 2007.

Disclosure under Rule 13.18 of the Listing Rules

Pursuant to two bank loan agreements, it will be an event of default under each of the loan agreements if SPG owns less than 40% of the issued share capital of the Company. The aggregate outstanding principal of these bank loans at June 30, 2007 was HK$538,000,000 and the last instalment repayment is due in April 2009.

By order of the Board
CAI Dongchen
Chairman

Hong Kong
September 13, 2007


中國製藥集團有限公司
China Pharmaceutical
Group Limited

中期報告

[illegible]: 1093

目錄

目錄

公司資料

董事會

執行董事
蔡東晨*(主席)*
岳進
馮振英
紀建明
翟健文
潘衛東
李治彪
張錚

非執行董事
李嘉士

獨立非執行董事
霍振興
齊謀甲
郭世昌
陳兆強

委員會

審核委員會
陳兆強*(主席)*
李嘉士
霍振興

薪酬委員會
陳兆強*(主席)*
李嘉士
霍振興

法律顧問

胡關李羅律師行

核數師

德勤·關黃陳方會計師行

公司秘書

李嘉士

授權代表

翟健文
李治彪

註冊辦事處

香港
灣仔
港灣道18號
中環廣場
38樓3805室

股份過戶登記處

卓佳秘書商務有限公司
香港
皇后大道東28號
金鐘匯中心26樓

網站

www.irasia.com/listco/hk/cpg/index.htm
www.cpg.hk

管理層討論及分析

業務回顧與展望

業績

於二零零七年上半年，本集團的營業額及本公司股本權益持有人應佔溢利分別為2,309,051,000港元及123,394,000港元，較去年同期分別增加32%及641%。

維生素C系列

期內本系列主要產品的總銷售量為15,249噸，較去年同期增加16.7%。在市場供求趨於平衡的情況下，產品售價在期內顯著回升，於本年第一季度及第二季度，維生素C的平均售價分別為每公斤3.02美元及4.34美元。整個系列的毛利率由去年同期的15.9%上升至本期的29.2%。預期下半年產品售價可保持上升的趨勢。

青霉素系列

期內本系列主要產品的總銷售量為4,676噸，較去年同期增加26.7%。市場經過長時間的整固後，再加上市場供應量受到更嚴格的環境保護條例的影響而減少，產品售價在期內大幅回升。青霉素工業鹽，阿莫西林及6-APA於本年第一季度的平均售價分別為每公斤12.96美元、27.60美元及27.84美元；而於本年第二季度的平均售價則分別為每公斤19.12美元、37.56美元及37.09美元。整個系列的毛利率由去年同期的12.4%回升至本期的33.8%。預期本年下半年產品售價可保持上升的趨勢。

頭孢菌素系列

期內本系列主要產品的總銷售量為510噸，較去年同期減少9.1%。產品售價經過去年的大幅回落後，於期內略為回升。於本年第一季度及第二季度，7-ACA的平均售價分別為每公斤82.80美元及83.21美元。因本期的生產成本上升，整個系列的毛利率由去年同期的20.0%下降至本期的14.8%。預期市場環境可續漸改善。

成藥

期內市場競爭激烈，本業務的收入比去年同期輕微增長3.9%，毛利率由去年同期的22.6%上升至本期的23.6%。期內，本集團重點開發維生素C保健產品的國內市場，致令銷售及分銷費用大幅上升，而本期整個成藥業務亦錄得經營虧損35,900,000港元。預期市場競爭仍然維持激烈。

專利藥

專利藥丁苯酞的銷售收入於期內逐步增長，經營狀況略為改善，本集團將繼續致力開拓此新市場。

財務回顧

流動資金及財政狀況

於二零零七年上半年，本集團的經營活動帶來現金流入淨額230,770,000港元，而資本開支則為244,998,000港元。於二零零七年六月三十日，本集團的流動比率為1.0，與去年年底相若。期內的應收賬款周轉期(應收貿易賬款及應收票據總結餘相對於銷售額(包括中國內銷的增值稅)的比率)為52天，而二零零六年為55天。存貨周轉期(存貨結餘相對於銷售成本的比率)亦由二零零六年的85天減至本期的74天。

截至二零零七年六月三十日，本集團的貸款總額為1,626,667,000港元(包括銀行貸款1,491,000,000港元，關聯公司貸款126,000,000港元及直接控股公司貸款9,667,000港元)。貸款總額於三年內到期，其中829,667,000港元須於一年內償還，其餘797,000,000港元須於二至三年內償還。淨資本負債比率為44%，乃按結算日本集團的貸款總額扣除銀行結存及現金406,521,000港元後除以本公司股本權益持有人應佔之股本權益而得出。

本集團41%的貸款以港元計值，餘下59%以人民幣計值。本集團的收入主要為人民幣或美元，本集團認為本集團面對的外幣匯率風險有限。

資產抵押

截至二零零七年六月三十日，有銀行存款772,000港元(二零零六年十二月三十一日：4,104,000港元)已抵押予銀行，以換取本集團獲批之銀行信貸。

或然負債

本公司及其一附屬公司名列多宗於美利堅合眾國提出之反壟斷投訴之答辯人名單內。該等反壟斷投訴之詳情已載於本集團截至二零零六年十二月三十一日止年度之財務報表內。截至本報告日期，本公司及該附屬公司已分別正式收到四宗及三宗反壟斷投訴。

本公司董事及管理層擬就該等反壟斷投訴之指控積極抗辯，本集團已委聘法律顧問就有關法律訴訟提供意見，現階段無法對反壟斷投訴之結果作出具有合理準確性之可靠估計。

僱員

截至二零零七年六月三十日，本集團共有長期僱員約10,083人，大部份受僱於國內。本集團因應集團和個別員工之表現向僱員提供具競爭力之薪酬、酌情授予之購股期權及花紅。

中期財務資料審閱報告

Deloitte.
德勤

致中國製藥集團有限公司董事會
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第7頁至第23頁中國製藥集團有限公司的中期財務資料，此中期財務資料包括於二零零七年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的簡明綜合收益表、綜合權益變動表和綜合現金流量表以及部份附註解釋。根據香港聯合交易所有限公司證券上市規則，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的香港會計準則(「香港會計準則」)第34號「中期財務報告」的規定編製中期財務資料。董事須負責根據香港會計準則第34號編製及列報本中期財務資料。我們的責任是根據我們的審閱對中期財務資料作出結論，並按照我們雙方所協議的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告的內容，對任何其他人士負責或承擔責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱工作準則第2410號「獨立核數師對中期財務資料的審閱」進行審閱。中期財務資料審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程式。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信中期財務資料在所有重大方面沒有按照香港會計準則第34號的規定編製。

德勤・關黃陳方會計師行
執業會計師
香港
二零零七年九月十三日

簡明綜合收益表

截至二零零七年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零七年 千港元 （未經審核）	二零零六年 千港元 （未經審核）
收入	3	**2,309,051**	1,749,634
銷售成本		**(1,681,790)**	(1,427,681)
毛利		**627,261**	321,953
其他收入		**13,485**	17,336
銷售及分銷費用		**(187,563)**	(111,253)
行政費用		**(228,290)**	(156,279)
其他費用		**(32,931)**	(4,757)
經營溢利		**191,962**	67,000
應佔合營企業業績		**(4,593)**	783
財務費用		**(55,075)**	(48,115)
除税前溢利	4	**132,294**	19,668
所得税支出	5	**(10,505)**	(3,068)
本期溢利		**121,789**	16,600
應佔溢利者：			
本公司股本權益持有人		**123,394**	16,642
少數股東權益		**(1,605)**	(42)
		121,789	16,600
股息	6	**—**	—
每股盈利 － 基本	7	**8.02港仙**	1.08港仙

簡明綜合資產負債表

於二零零七年六月三十日

	附註	二零零七年六月三十日 千港元 (未經審核)	二零零六年十二月三十一日 千港元 (經審核)
非流動資產			
物業、機器及設備	8	**3,272,788**	3,233,026
預付租賃款項		**146,989**	145,923
無形資產		**48,039**	48,275
商譽		**55,764**	55,764
於合營企業之權益		**17,053**	21,646
已抵押銀行存款	9	**772**	1,312
		3,541,405	3,505,946
流動資產			
存貨		**688,654**	682,935
應收貿易賬款及其他應收款項	10	**670,141**	574,488
應收票據	10	**168,680**	98,501
預付租賃款項		**4,685**	4,361
可收回稅項		**2,197**	1,165
應收關聯公司貿易賬款	11	**14,361**	2,660
應收合營企業款項	11	**15,300**	13,155
已抵押銀行存款	9	**—**	2,792
銀行結存及現金		**405,749**	387,405
		1,969,767	1,767,462
流動負債			
應付貿易賬款及其他應付款項	12	**932,537**	754,147
應付票據	12	**139,501**	223,118
應付關聯公司貿易賬款	11	**7,017**	11,360
應付關聯公司款項	11	**11,759**	10,454
應付稅項		**21,068**	15,002
無抵押銀行貸款	13	**820,000**	752,000
直接控股公司貸款	11	**9,667**	—
		1,941,549	1,766,081
流動資產淨值		**28,218**	1,381
總資產減流動負債		**3,569,623**	3,507,327
非流動負債			
無抵押銀行貸款	13	**671,000**	777,000
關聯公司貸款	11	**126,000**	20,000
最終控股公司貸款	11	**—**	59,493
		797,000	856,493
資產淨值		**2,772,623**	2,650,834
資本及儲備			
股本		**153,812**	153,812
儲備		**2,611,223**	2,487,829
本公司股本權益持有人應佔之權益		**2,765,035**	2,641,641
少數股東權益		**7,588**	9,193
總權益		**2,772,623**	2,650,834

簡明綜合股本權益變動表

截至二零零七年六月三十日止六個月

	本公司股本權益持有人應佔之股本權益									
	股本	股份溢價	資本投入	商譽儲備	匯兌儲備	非分派儲備	保留溢利	總額	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元 (附註i)	千港元	千港元	千港元	千港元
於二零零六年一月一日(經審核)	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
本期溢利	–	–	–	–	–	–	16,642	16,642	(42)	16,600
轉撥	–	–	–	–	–	9,353	(9,353)	–	–	–
處理附屬公司時解除(附註ii)	–	–	–	–	–	–	–	–	(1,594)	(1,594)
於二零零六年六月三十日 (未經審核)	153,812	1,116,727	1,362	(167,254)	71,120	364,877	960,830	2,501,474	9,060	2,510,534
因換算為列賬貨幣而直接於股本權益內確認之匯兌差額	–	–	–	–	140,908	–	–	140,908	392	141,300
本期虧損	–	–	–	–	–	–	(978)	(978)	(259)	(1,237)
期內已確認之收入及開支總額	–	–	–	–	140,908	–	(978)	139,930	133	140,063
轉撥	–	–	–	–	–	17,889	(17,889)	–	–	–
最終控股公司之資本投入	–	–	237	–	–	–	–	237	–	237
於二零零六年十二月三十一日 (經審核)	153,812	1,116,727	1,599	(167,254)	212,028	382,766	941,963	2,641,641	9,193	2,650,834
本期溢利及期內已確認之收入及開支總額	–	–	–	–	–	–	123,394	123,394	(1,605)	121,789
一間合營企業之商譽減值時轉撥	–	–	–	7,124	–	–	(7,124)	–	–	–
轉撥	–	–	–	–	–	22,143	(22,143)	–	–	–
於二零零七年六月三十日 (未經審核)	153,812	1,116,727	1,599	(160,130)	212,028	404,909	1,036,090	2,765,035	7,588	2,772,623

附註：

(i) 非分派儲備包括根據中華人民共和國(「中國」)法規須自本公司於中國之附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

(ii) 於截至二零零六年十二月三十一日止年度，本公司已處理其非全資附屬公司M2B.com.hk Limited。

簡明綜合現金流動表

截至二零零七年六月三十日止六個月

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	(未經審核)
經營活動所得現金淨額	**230,770**	68,830
投資活動所用現金淨額：		
購買物業、機器及設備	**(167,979)**	(126,304)
購買無形資產	**(11,539)**	(4,644)
出售物業、機器及設備所得款項	**3,136**	6
其他投資活動之現金流量	**857**	(6,836)
	(175,525)	(137,778)
融資活動所用現金淨額：		
償還銀行貸款	**(436,000)**	(258,373)
償還最終控股公司貸款	**(50,000)**	—
償還關聯公司貸款	**(20,000)**	—
新借銀行貸款	**398,000**	272,727
關聯公司貸款	**126,000**	—
其他融資方面之現金流量	**(54,901)**	(48,115)
	(36,901)	(33,761)
現金及現金等值之增加(減少)淨額	**18,344**	(102,709)
於一月一日之現金及現金等值	**387,405**	472,706
於六月三十日之現金及現金等值，即銀行結存及現金	**405,749**	369,997

簡明綜合財務報表附註

截至二零零七年六月三十日止六個月

1. 編製基準及主要會計政策

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之適用披露規定及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」而編製。

2. 主要會計政策

簡明綜合財務報表乃按歷史成本法編製。

簡明綜合財務報表所用之會計政策與編製本公司及其附屬公司(「本集團」)截至二零零六年十二月三十一日止年度之全年財務報表所用者一致。

於本中期內，本集團首次應用由香港會計師公會頒布於本集團二零零七年一月一日開始之財政年度生效之新訂準則、修訂及詮釋(「新香港財務報告準則」)。

採納該等新香港財務報告準則對本集團於本會計期間或過往會計期間之業績及財務狀況並無構成重大影響，故毋須作出前期調整。

本集團並無提早採納以下已頒佈但尚未生效之新訂準則或經修訂準則或詮釋：

香港會計準則第23號(修訂)	借貸成本[1]
香港財務報告準則第8號	經營分部[1]
香港(國際財務報告準則詮釋委員會)詮釋11	香港財務報告準則第2號：集團及庫存股份交易[2]
香港(國際財務報告準則詮釋委員會)詮釋12	服務經營權安排[2]

[1] 於二零零九年一月一日或之後開始之年度期間生效。

[2] 於二零零七年三月一日或之後開始之年度期間生效。

[3] 於二零零八年一月一日或之後開始之年度期間生效。

本公司董事預期應用該等準則或詮釋不會對本集團之業績及財務狀況構成重大影響

3. 分類資料

業務分類

本集團呈報之基本分類資料以產品劃分，即原料藥(包括青霉素系列、頭孢菌素系列及維生素C系列)、成藥及其他，此等產品之分類資料呈列如下：

截至二零零七年六月三十日止六個月

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
	千港元 *(未經審核)*	*千港元* *(未經審核)*	*千港元* *(未經審核)*	*千港元* *(未經審核)*	*千港元* *(未經審核)*	*千港元* *(未經審核)*	*千港元* *(未經審核)*
收入							
對外銷售	822,884	338,015	470,995	660,901	16,256	—	2,309,051
類別間銷售	175,132	15,130	600	—	70	(190,932)	—
總收入	998,016	353,145	471,595	660,901	16,326	(190,932)	2,309,051

類別間銷售乃按當時之市場水平計價。

分類業績	188,199	11,178	47,835	(35,900)	(10,981)		200,331
未分配之收入							54
未分配之公司支出							(8,423)
經營溢利							191,962
應佔合營企業業績					(4,593)		(4,593)
財務費用							(55,075)
除稅前溢利							132,294
所得稅支出							(10,505)
本期溢利							121,789

截至二零零六年六月三十日止六個月

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
	(未經審核)	*(未經審核)*	*(未經審核)*	*(未經審核)*	*(未經審核)*	*(未經審核)*	*(未經審核)*
收入							
對外銷售	442,370	361,006	303,111	636,057	7,090	—	1,749,634
類別間銷售	104,552	57,217	319	—	—	(162,088)	—
總收入	546,922	418,223	303,430	636,057	7,090	(162,088)	1,749,634

類別間銷售乃按當時之市場水平計價。

分類業績	24,196	33,570	2,581	26,972	(12,176)		75,143
未分配之收入							269
未分配之公司支出							(8,412)
經營溢利							67,000
應佔合營企業業績					783		783
財務費用							(48,115)
除稅前溢利							19,668
所得稅支出							(3,068)
本期溢利							16,600

地域分類

以下為回顧期內本集團收入按地域市場劃分之分析：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	*(未經審核)*
中華人民共和國(「中國」)	**1,469,740**	1,226,593
亞洲(不計中國)	**560,423**	284,474
歐洲	**143,908**	125,573
美洲	**120,457**	103,136
其他地區	**14,523**	9,858
	2,309,051	1,749,634

4. 除稅前溢利

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	*(未經審核)*
除稅前溢利已扣除(計入)：		
無形資產之攤銷	**11,775**	10,297
預付租賃款項之攤銷	**2,280**	2,087
物業、機器及設備之折舊	**174,693**	153,297
僱員福利支出(包括董事)*(附註)*	**201,509**	137,712
退休福利計劃供款(包括董事)	**33,487**	23,335
出售物業、機器及設備之虧損，計入其他費用	**25,145**	29
研究及開發支出	**4,031**	3,626
應佔合營企業之稅項，計入應佔合營企業業績	**—**	187
利息收入	**(1,195)**	(1,517)

附註： 本期之款項包括半年花紅39,695,000港元(二零零六年一月一日至二零零六年六月三十日：無)。

5. 所得稅支出

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	*(未經審核)*
中國外國企業所得稅		
— 本年	**14,619**	3,068
— 過往年度撥備不足	**886**	—
— 退稅	**(5,000)**	—
	10,505	3,068

由於本公司或其香港附屬公司在兩段期間內並無應課稅溢利或有稅項虧損，故毋須繳付香港利得稅。本期之稅項支出來自其於中國成立之附屬公司之稅項。

根據有關中國法律和規則，本公司若干附屬公司在首個獲利年度開始可獲豁免及寬減中國外國企業所得稅。

此外，根據相關稅務機關授出之批准，基於本公司一間附屬公司重新投資若干可分派儲備於一間成立於過往年度之中國附屬公司作為對其注資，而非對其海外股東作出分派，故獲得退稅。

本期之稅項支出乃經計及上述稅項優惠之所得稅撥備。

截至二零零七年六月三十日，本集團有未動用稅項虧損197,751,000港元(二零零六年十二月三十一日：141,262,000港元)可用作對銷未來溢利。由於未來溢利來源之可預測性並不確定，因此並無就有關稅項虧損確認遞延稅項資產。有關未確認之稅項虧損將於二零一二年屆滿。

本期或於結算日並無其他重大之未撥備遞延稅項。

6. 股息

期內並無派付任何股息。董事並不建議派付中期股息。

7. **每股盈利**

截至二零零七年六月三十止六個月之每股基本盈利乃根據本公司股本權益持有人應佔本期未經審核溢利123,394,000港元(二零零六年一月一日至二零零六年六月三十日：16,642,000港元)及期內已發行股份1,538,124,661股(二零零六年一月一日至二零零六年六月三十日：1,538,124,661股)計算。

由於截至二零零六年及二零零七年六月三十日止六個月並無可產生攤薄影響之潛在普通股，故無呈列該兩段期間之每股攤薄盈利。

8. **物業、機器及設備**

期內，本集團購買約244,998,000港元(二零零六年一月一日至二零零六年六月三十日：231,141,000港元)之物業、機器及設備以提升製造能力。

此外，本集團已出售賬面值約30,543,000港元(二零零六年一月一日至二零零六年六月三十日：1,364,000港元)之若干物業、機器及設備，導致產生出售虧損約25,145,000港元(二零零六年一月一日至二零零六年六月三十日：29,000港元)。

9. **已抵押銀行存款**

於二零零七年六月三十日，本集團為收購物業、機器及設備而抵押予銀行之存款約為772,000港元(二零零六年十二月三十一日：1,312,000港元)，列作非流動資產。

於二零零六年十二月三十一日，本集團亦將為數約2,792,000港元之存款抵押，作為本集團獲授短期銀行信貸之擔保，有關存款列作流動資產。抵押已於期內解除。

10. 應收貿易賬款及其他應收款項／應收票據

	二零零七年 六月三十日 *千港元* *（未經審核）*	二零零六年 十二月三十一日 *千港元* *（經審核）*
應收貿易賬款	**562,447**	497,288
應收票據	**168,680**	98,501
	731,127	595,789
其他應收款項	**107,694**	77,200
	838,821	672,989

本集團向其貿易客戶提供30日至90日之信貸期。於結算日扣除減值虧損後之應收貿易賬款及應收票據之賬齡分析如下：

	二零零七年 六月三十日 *千港元* *（未經審核）*	二零零六年 十二月三十一日 *千港元* *（經審核）*
0至90日	**703,035**	559,880
91至180日	**27,122**	35,731
181至365日	**970**	178
	731,127	595,789

11. 關聯人士之披露

於期內，本集團與關聯人士(根據上市規則若干關聯人士亦被視為關連人士)有重大交易及結餘。期內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

公司名稱	交易／結餘性質	截至六月三十日止六個月 二零零七年 千港元 *(未經審核)*	截至六月三十日止六個月 二零零六年 千港元 *(未經審核)*
石藥集團有限公司(「石藥公司」)及其附屬公司(不包括本集團)(「石藥集團」)*(附註)*	購買原材料*(附註i)*	**176,244**	132,391
	銷售蒸氣*(附註i)*	**5,607**	633
	租金開支*(附註ii)*	**2,570**	2,877
	直接／最終控股公司貸款之利息開支	**2,165**	1,043

	於二零零七年六月三十日 千港元 *(未經審核)*	於二零零六年十二月三十一日 千港元 *(經審核)*
應收(應付)石藥集團之結餘		
— 應收貿易賬項*(附註iv)*	**14,361**	2,660
— 應付貿易賬項*(附註iv)*	**(7,017)**	(11,360)
— 其他應付款項*(附註iv)*	**(11,759)**	(10,454)
— 免息短期貸款*(附註iv)*	**(9,667)**	—
— 免息長期貸款	—	(9,493)
— 其他長期貸款*(附註iii)*	**(126,000)**	(70,000)

附註：於二零零七年六月二十五日或之前，石藥公司為本公司之最終控股公司，擁有本公司約50.93%之已發行股本。於二零零七年六月二十六日，一間於中國成立之投資控股公司聯想控股有限公司向石家莊市人民政府國有資產監督管理委員會收購石藥公司全部權益，並由該日起成為本公司之最終控股公司。

茲提述本公司於二零零七年四月二十五日刊發之公佈，中國一間銀行向石藥公司及本公司旗下若干附屬公司提供總額為人民幣510,000,000元之信貸額，石藥公司及該等附屬公司分別可動用其中人民幣150,000,000元及人民幣360,000,000元。該信貸為一般營運資金融資，由二零零七年四月二十五日起計為期一年。作為獲授該信貸其中一項條件，石藥公司已將600,589,874股本公司普通股（佔本公司已發行股本約39.05%）抵押予該銀行作為抵押品。於二零零七年六月三十日，本集團已動用該信貸額中110,000,000港元。

於二零零七年六月三十日，石藥公司亦已向中國多間銀行提供公司擔保，以使本集團獲授貸款額度320,000,000港元（二零零六年十二月三十一日：57,416,000港元）。

(II) 關連人士以外之關聯人士

		截至六月三十日止六個月	
公司名稱	**交易／結餘性質**	**二零零七年**	二零零六年
		千港元	*千港元*
		（未經審核）	*（未經審核）*
河北華榮製藥有限公司（「華榮」），本集團之合營企業	購買原材料*（附註i）*	**19,222**	13,211
	銷售原材料*（附註i）*	**2,298**	—
	本集團提供公用服務*（附註v）*	**4,755**	4,649

	二零零七年六月三十日	於二零零六年十二月三十一日
	千港元	*千港元*
	（未經審核）	（經審核）
應收華榮之結餘		
— 應收股息	**6,122**	6,122
— 其他應收款項*（附註iv）*	**9,178**	7,033

(III) 於中國之其他國有企業

本集團乃於一個目前由中國政府透過其政府部門、機構、聯號及其他組織直接或間接擁有之實體(「國有實體」)佔主導地位之經濟體系中經營。與其他國有實體之交易包括但不限於：

- 借貸及接受存款；
- 接受及建立銀行間之結餘；
- 購買、出售及租賃物業及其他資產；及
- 提供及使用公用服務及其他服務。

該等交易乃於本集團之日常業務過程中以類似假設與非國有實體進行交易所按之條款進行。本集團亦已就主要之產品及服務(例如貸款、存款及佣金收入)制訂其定價政策及審批程序。該等定價政策及審批程序並不取決於客戶是否國有實體。仔細考慮到關係之性質，本公司董事認為該等交易之中並無需要獨立披露之重大關聯人士交易。

(IV) 主要管理人員之報酬

期內，本集團主要管理人員之酬金如下：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	*(未經審核)*
短期福利	**4,406**	5,044
離職後福利	**234**	284
	4,640	5,328

以上酬金乃由薪酬委員會按本集團之經營業績、個人考績表現及市場趨勢而釐定。

附註：

(i) 有關交易乃參考市價訂立。

(ii) 租金開支乃根據租約而支付。

(iii) 貸款按現行市場利率計息。

(iv) 於結算日，該金額之賬齡少於一年。董事認為，結餘之賬面值約相當於其公平值。

(v) 有關交易乃根據本集團承擔公用服務的實際支出而訂立。

12. 應付貿易賬款及其他應付款項／應付票據

	二零零七年 六月三十日 *千港元* *(未經審核)*	二零零六年 十二月三十一日 *千港元* *(經審核)*
應付貿易賬款	**391,111**	406,100
應付票據	**139,501**	223,118
	530,612	629,218
其他應付款項	**541,426**	348,047
	1,072,038	977,265

於結算日應付貿易賬款及應付票據之賬齡分析如下：

	二零零七年 六月三十日 *千港元* *(未經審核)*	二零零六年 十二月三十一日 *千港元* *(經審核)*
0至90日	**456,710**	555,975
91至180日	**42,337**	54,433
181至365日	**21,942**	9,917
超過365日	**9,623**	8,893
	530,612	629,218

13. 無抵押銀行貸款

期內，本集團取得新借銀行貸款約398,000,000 港元。該等貸款按當時之市場利率計息，每年利率由4.89%至7.02%（二零零六年十二月三十一日：4.47%至6.76%），用作支付本集團一般經營業務及收購物業、機器及設備。此外，本集團亦於期內償還銀行貸款約436,000,000 港元。

14. 資本承擔

於結算日，本集團之資本承擔如下：

	於二零零七年六月三十日	於二零零六年十二月三十一日
	千港元	*千港元*
	（未經審核）	*（經審核）*
有關購買以下項目之已訂約但未在簡明綜合財務報表中撥備之資本開支		
一 物業、機器及設備	**58,120**	77,489
一 無形資產	**7,356**	6,817
	65,476	84,306
有關購買物業、機器及設備之已授權但未訂約資本開支	**3,436**	3,016

15. 或然負債

誠如本公司於二零零五年二月二十二日之公佈披露，本公司及旗下其中一家附屬公司名列在美利堅合眾國(「美國」)提出之若干反壟斷投訴答辯人之一。該等反壟斷投訴指中國若干維生素C生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素C買方就維生素C支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人(據稱是各類別類似原告人之代表)索取三倍之不指明損害賠償及其他補償。於該公佈後，另有若干性質和上述反壟斷投訴相同之投訴於美國提出。截至本報告日期，有四宗反壟斷投訴已正式送達本公司及有三宗反壟斷投訴已正式送達該附屬公司。本集團的法律顧問已成功集合所有上述案件於紐約聯邦法院聆訊。

於二零零六年五月三日，紐約東區美國地區法院法官與被告人及原告人之法律顧問召開首次法院會議。於二零零七年二月，直接買家原告人修訂其申訴書，要求只有並無訂立任何載有仲裁條款之協議之維生素C直接買家才可成為其擬代表之集體買家之一。於二零零七年六月五日，法院基於國家行為、外國主權強制及國際禮儀原則，聽取被告人之駁回動議。法院已詳細考慮該等動議，未知何時作出裁定。

於二零零七年五月至八月就直接買家案件可否以進行集體訴訟作出陳詞。根據法院最後定下之時間表，事實取證訂於二零零八年二月二十九日前完成，專家取證訂於二零零八年九月十九日前完成，預審聆訊將於二零零八年十一月十一日召開。訴訟仍在集體取證階段。

本公司董事及管理層擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見，現階段無法對反壟斷投訴之結果作出具有合理準確性之可靠估計。

16. 結算日後事項

於二零零七年八月三十日，本公司之附屬公司石藥集團中禾製藥(內蒙古)有限公司與石藥公司(為直接控股公司)及河北宏源化工有限公司(石藥公司之全資附屬公司)(統稱「賣方」)訂立買賣協議，以有條件地向賣方收購石藥集團內蒙古中抗獸藥有限公司之全部股本權益，總代價為人民幣1.3億元。有關交易的詳情載於本公司於二零零七年八月三十日刊發之公佈。

其他資料

董事於股份、相關股份及債券之權益

於二零零七年六月三十日，董事及其聯繫人士於本公司及其聯營公司(定義見證券及期貨條例(「證券條例」)第XV部)之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益，或依據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所載之上市公司董事進行證券交易之標準守則(「標準守則」)須知會本公司及聯交所之權益如下：

長倉

董事姓名	身份	所持已發行普通股數目	佔本公司已發行股份百分比
蔡東晨	實益擁有人	2,000,000	0.13%
翟健文	實益擁有人	4,000	0.00026%

除上文所披露者外，各董事或其聯繫人士概無在本公司或其任何聯營公司(定義見證券條例第XV部)之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

購買股份或債券之安排

除本公司購股期權計劃外，本公司、其控股公司或其任何同集團附屬公司及附屬公司於期內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

購股期權計劃

本公司於二零零四年七月六日採納購股期權計劃，旨在獎勵由董事會決定之本集團各成員公司之董事(或建議委任為執行或非執行董事之任何人士)及僱員(不論全職或兼職僱員)、曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

自採納購股期權計劃以來，概無根據該計劃授出或同意授出購股期權。

主要股東

於二零零七年六月三十日，按本公司根據證券條例第336條存置之主要股東名冊所載，以下股東已知會本公司其於本公司已發行股本持有之有關權益。

主要股東名稱	身份	所持普通股數目	佔本公司已發行股本之概約百分比
聯想控股有限公司職工持股會	受控制公司之權益	783,316,161 *(附註i)*	50.93%
聯想控股有限公司	受控制公司之權益	783,316,161 *(附註i)*	50.93%
石藥集團有限公司(「石藥公司」)	實益擁有人持有及受控制公司	783,316,161 *(附註ii)*	50.93%

附註：

(i) 聯想控股有限公司職工持股會持有聯想控股有限公司之35%權益，而聯想控股有限公司則持有石藥公司之100%權益。因此，雙方視作於石藥公司所持有之本公司783,316,161股股份中持有權益。

(ii) 就783,316,161 股股份而言，773,436,399 股由石藥公司持有，而9,879,762 股由石藥公司之全資附屬公司中國詩薇製藥有限公司持有。

除上文所披露者外，據本公司所知，於二零零七年六月三十日在本公司已發行股本中概無任何其他有關權益或淡倉，或相當於本公司已發行股本5%或以上之任何其他權益。

企業管治

本公司於截至二零零七年六月三十日止六個月一直遵守上市規則附錄14所載之企業管治常規守則之守則條文，惟就以下所載守則條文有所偏離。

守則條文第A.2.1條規定主席及董事總經理之角色應有區分，且不應由一人同時兼任。誠如本公司之二零零六年度年報所披露，蔡東晨先生同時擔任本公司之主席及董事總經理。本公司相信，讓蔡先生同時出任上述職位，能更有效地策劃及執行業務策略。由於所有重大決定均會諮詢董事會成員之意見後才作出，本公司相信現時權力與授權分佈有足夠之平衡。

審閱中期業績

外部核數師與本公司之審核委員會已審閱中期業績。

董事進行之證券交易

本公司已採納上市規則附錄10所載之標準守則。經明確查詢後，確認全體董事於截至二零零七年六月三十日止六個月期間已遵守標準守則訂明之準則。

購買、出售或贖回本公司之上市證券

截至二零零七年六月三十日止六個月期間，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

根據上市規則第13.18條作出之披露

根據兩項銀行貸款協議，如石藥公司持有少於40%之本公司已發行股本，將視作未有履行各貸款協議之責任。於二零零七年六月三十日，該等銀行貸款之未償還本金總額為538,000,000港元，而最後一期還款之到期日為二零零九年四月。

承董事會命
主席
蔡東晨

香港
二零零七年九月十三日



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF SHIJIAZHUANG PHARMA GROUP INNER MONGOLIA ZHONGKANG SUGAR CO. LIMITED

On 30 August 2007 (after trading hours), Zhonghe Pharmaceutical entered into the Agreement with the Vendors to conditionally acquire the entire equity interest in Zhongkang Sugar from the Vendors at an aggregate consideration of RMB130,000,000.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as the applicable percentage ratios exceed 5% but are below 25%. As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 50.926% of the issued share capital of the Company, the Acquisition also constitutes a connected transaction of the Company and is subject to the reporting, announcement and independent shareholders' approval requirements.

In view of the interests of the SPG Group in the Acquisition, the SPG Group and its associates will abstain from voting in relation to the resolution approving the Acquisition at the EGM. An Independent Board Committee will be appointed to advise the Independent Shareholders on whether or not the terms of the Acquisition are in the interests of the Company and are fair and reasonable so far as the Shareholders as a whole are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee regarding the terms of the Acquisition.

A circular containing further details of the Acquisition, letter from the Independent Board Committee, an opinion of the independent financial adviser together with a notice convening the EGM to approve the Acquisition will be despatched to the Shareholders as soon as practicable.

THE AGREEMENT

Date

30 August 2007 (after trading hours)

Parties

Vendors: SPG
Hong Yuan

Purchaser: Zhonghe Pharmaceutical

Asset to be acquired

Subject to the terms and conditions of the Agreement, Zhonghe Pharmaceutical has conditionally agreed to acquire 100 per cent. of the equity interest in Zhongkang Sugar.

Consideration

The Consideration amounts to RMB130,000,000 and shall be payable by Zhonghe Pharmaceutical to the Vendors in cash from internal resources of the Group upon Completion.

The Consideration was determined following arm's length negotiations between all parties to the Agreement. The Consideration of RMB130,000,000 represents a price earnings multiple of 6.5 based on the Guaranteed Profit. In arriving at the Consideration, the Board has made reference to the valuation of other companies listed on the Stock Exchange which engaged in similar business as that of Zhongkang Sugar and considers that the Consideration is comparable to the valuation of these comparable companies.

Conditions precedent

Completion of the Agreement is conditional upon the fulfillment of the following conditions:

(a) Zhonghe Pharmaceutical having conducted a due diligence investigation in respect of Zhongkang Sugar including but not limited to its business, legal aspects, properties and accounts and Zhonghe Pharmaceutical being satisfied with the results of such due diligence investigation;

(b) the approval by the Independent Shareholders of the Agreement and the transactions contemplated thereunder at an EGM to be held in accordance with the requirements of the Listing Rules; and

(c) (if required) all approvals and consents required for the Acquisition having been obtained from governmental or regulatory authorities (including but not limited to the Ministry of Commerce of the PRC Government).

In the event that not all the above conditions have been fulfilled within 3 months from the date of the Agreement, i.e. 30 November 2007 (or by such later date(s) as the parties to the Agreement may agree in writing), the Vendors and Zhonghe Pharmaceutical may terminate the Agreement. Save for condition (a) which can be waived by Zhonghe Pharmaceutical, none of the conditions precedent can be waived by the parties to the Agreement.

Completion

Completion shall take place on the thirtieth day after the date on which all the conditions of the Agreement have been fulfilled or such other date as shall be agreed between the parties to the Agreement. Upon Completion, Zhongkang Sugar will be indirectly wholly owned by the Company and its financial results will be consolidated in the financial results of the Company.

Profit Guarantee

Pursuant to the Agreement, the Vendors have guaranteed to Zhonghe Pharmaceutical that the audited net profit of Zhongkang Sugar for the year ending 31 December 2007 will not be less than RMB20,000,000 (the "**Guaranteed Profit**") according to the generally accepted accounting principles and standards in Hong Kong. In the event that such guarantee cannot be fulfilled, the Vendors will reimburse Zhonghe Pharmaceutical with an amount equal to the shortfall between the Guaranteed Profit and the actual net profit of Zhongkang Sugar for the year ending 31 December 2007 times a multiple of 6.5 in cash. The maximum amount to be reimbursed by the Vendors to Zhonghe Pharmaceutical is RMB130,000,000.

Pursuant to the Agreement, the Vendors and Zhonghe Pharmaceutical shall, within 5 days from the date of the audited accounts of Zhongkang Sugar for the year ended 31 December 2007, confirm in writing the exact amount to be reimbursed by the Vendors to Zhonghe Pharmaceutical. The Vendors shall reimburse Zhonghe Pharmaceutical within 10 days from the date of the confirmation. In the event such reimbursement is required to be made by the Vendors, the investment cost in Zhongkang Sugar will be reduced by the reimbursement so received and the related goodwill arising from the Acquisition will be reduced accordingly in the consolidated financial statements of the Company.

INFORMATION ON THE VENDORS

Hong Yuan is principally engaged in manufacture and sales of chemical products.

SPG is an enterprise established in the PRC and is an investment holding company. SPG and its subsidiaries are primarily engaged in the manufacturing and trading of pharmaceutical and chemical products. To the best knowledge of the Directors, the Company has not entered into any prior transactions with SPG and its ultimate beneficial owners which require aggregation under Rules 14.22 and 14A.25 of the Listing Rules.

SHAREHOLDING STRUCTURE OF ZHONGKANG SUGAR IMMEDIATELY PRIOR TO AND AFTER COMPLETION OF THE ACQUISITION

The following charts set out the corporate structure of Zhongkang Sugar immediately prior to and after Completion:

Immediately prior to Completion


SPG
100%
50.284%
China Charmaine Pharmaceutical Company Limited
75%
0.642%
25%
99%
The Company
Hong Yuan
100%
1%
Zhonghe Pharmaceutical
Zhongkang Sugar

Immediately after Completion


SPG
50.284%
100%
China Charmaine Pharmaceutical Company Limited
0.642%
The Company
100%
Zhonghe Pharmaceutical
100%
Zhongkang Sugar

INFORMATION ON ZHONGKANG SUGAR

Zhongkang Sugar is a company incorporated in the PRC established on 19 April 2004. The total equity interest in Zhongkang Sugar is owned as to 99% by SPG and as to 1% by Hong Yuan. Zhongkang Sugar is principally engaged in the manufacture and sale of corn refined products (including liquid glucose and corn syrup). The Group has been the largest customer of Zhongkang Sugar since its establishment.

According to the valuation report of Zhongkang Sugar prepared by an independent PRC valuer based on depreciated replacement cost method, the net asset value of Zhongkang Sugar as at 31 July 2007 was RMB84,044,816 (equivalent to approximately HK$86,566,160).

According to the audited accounts of Zhongkang Sugar for the seven months ended 31 July 2007 prepared in accordance with the generally accepted accounting principles in the PRC, its audited profit for the seven months ended 31 July 2007 was RMB7,510,077 (equivalent to approximately HK$7,735,379). The audited results of Zhongkang Sugar for the two years ended 31 December 2006 based on the generally accepted accounting principles in the PRC are set out below:—

	For the financial year ended 31 December	
	2005	**2006**
	RMB	*RMB*
Net profit (loss) before taxation	(956,084)	3,450,942
Net profit (loss) after taxation	(956,084)	3,450,942

REASONS FOR AND BENEFITS OF THE ACQUISITION

The operations of Zhongkang Sugar are complementary and related to the business of the Group. Almost all of the liquid glucose and corn syrup used by the production plants of the Group in Inner Mongolia are sourced from Zhongkang Sugar. The amount of purchases of liquid glucose and corn syrup by the Group from Zhongkang Sugar for the two years ended 31 December 2006 amounted to approximately RMB89,926,000 (equivalent to approximately HK$92,623,780) and RMB159,333,000 (equivalent to approximately HK$164,112,990) respectively.

The production site of Zhongkang Sugar is adjacent to the plants of the Group in Inner Mongolia. In addition, Zhongkang Sugar is the only manufacturer in neighbouring area that is capable of producing quality liquid glucose and corn syrup which meets the quantity requirement of the plants of the Group in Inner Mongolia. Although there are other corn refined product manufacturers in other areas of the PRC, sourcing from other manufacturers would mean high production cost for the Group as it would need to incur extra transportation costs to transport the raw materials to the plants of the Group in Inner Mongolia. Vertical integration as a result of the Acquisition will ensure a reliable and efficient supply of high quality raw materials at lower cost.

As disclosed in the announcements of the Company dated 31 December 2004 and 21 February 2005 and the circular of the Company dated 24 January 2005, the Group entered into continuing connected transactions

with Zhongkang Sugar in relation to the purchase of liquid glucose and corn syrup from Zhongkang Sugar for a period of 3 years from 1 January 2005 to 31 December 2007. The transactions were approved by the independent Shareholders at the extraordinary general meeting of the Company held on 21 February 2005. Upon completion of the Acquisition, these transactions will cease to be continuing connected transactions of the Company. The number of existing continuing connected transactions of the Group will be greatly reduced.

The Directors (excluding the independent non-executive Directors who have been appointed as members of the Independent Board Committee to advise the Independent Shareholders in respect of the Acquisition, who will provide their views after considering the opinion of the independent financial adviser) consider that the terms of the Acquisition have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof are fair and reasonable and are in the best interests of the Group and the Shareholders as a whole.

General

The principal activity of the Company is investment holding. The principal activities of the subsidiaries of the Company are manufacture and sales of pharmaceutical products.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as the applicable percentage ratios exceed 5% but are below 25%. As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 50.926% of the issued share capital of the Company, the Acquisition also constitutes a connected transaction of the Company and is subject to the reporting, announcement and independent shareholders' approval requirements.

In view of the interests of the SPG Group in the Acquisition, the SPG Group and its associates will abstain from voting in relation to the resolution approving the Acquisition at the EGM. An Independent Board Committee will be appointed to advise the Independent Shareholders on whether or not the terms of the Acquisition are in the interests of the Company and are fair and reasonable so far as the Shareholders as a whole are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee regarding the terms of the Acquisition.

A circular containing further details of the Acquisition, letter from the Independent Board Committee, an opinion of the independent financial adviser together with a notice convening the EGM to approve the Acquisition will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisition"	the acquisition by Zhonghe Pharmaceutical of the entire equity interest in Zhongkang Sugar from the Vendors pursuant to the Agreement
"Agreement"	the conditional sale and purchase agreement dated 30 August 2007 entered into between Zhonghe Pharmaceutical and the Vendors in relation to the Acquisition

"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisition pursuant to the Agreement
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be held to consider and, if thought fit, approve the Acquisition
"Hong Yuan"	河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited), a company established in the PRC and 75% equity interest of which is owned by SPG and the remaining 25% is owned by a wholly-owned subsidiary of SPG
"Independent Shareholders"	Shareholders other than the SPG Group and its associates
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive Directors
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Shareholder(s)"	the holder(s) of the share(s) of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited, a limited liability company established in the PRC, the controlling shareholder of the Company and beneficially owned by Legend Holdings Limited
"SPG Group"	SPG together with its subsidiary excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	SPG and Hong Yuan

"Zhonghe Pharmaceutical"	石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited), a foreign investment company established in the PRC and a wholly owned subsidiary of the Company
"Zhongkang Sugar"	石藥集團內蒙古中抗糖業有限公司 (Shijiazhuang Pharma Group Inner Mongolia Zhongkang Sugar Co. Limited), a limited liability company established in the PRC and 99% of equity interest of which is owned by SPG and the remaining 1% is owned by Hong Yuan
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

Unless otherwise specified in this announcement, amounts denominated in RMB have been converted, for the purpose of illustration only, into HK$ at the rate of RMB1.00=HK$1.03. No representation is made that any amounts in HK$ or RMB can be or could have been converted at the relevant dates at the above rate or any other rates at all.

By Order of the Board
CHINA PHARMACEUTICAL GROUP LIMITED
CAI DONGCHEN
Chairman

Hong Kong, 30 August 2007

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)



NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of China Pharmaceutical Group Limited (the "Company") announces that a meeting of the Board will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Hong Kong on Thursday, September 13, 2007 at 12:00 noon to approve, among other matters, the interim results of the Company and its subsidiaries for the six months ended June 30, 2007.

For and on behalf of
China Pharmaceutical Group Limited
CAI Dongchen
Chairman

Hong Kong, September 3, 2007

As at the date of this notification, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)



2007 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors of China Pharmaceutical Group Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2007.

CONDENSED CONSOLIDATED INCOME STATEMENT

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Revenue	**2,309,051**	1,749,634
Cost of sales	**(1,681,790)**	(1,427,681)
Gross profit	**627,261**	321,953
Other income	**13,485**	17,336
Selling and distribution expenses	**(187,563)**	(111,253)
Administrative expenses	**(228,290)**	(156,279)
Other expenses	**(32,931)**	(4,757)
Operating profit	**191,962**	67,000
Share of results of a jointly controlled entity	**(4,593)**	783
Finance costs	**(55,075)**	(48,115)
Profit before tax	**132,294**	19,668
Income tax expense	**(10,505)**	(3,068)
Profit for the period	**121,789**	16,600
Attributable to:		
Equity holders of the Company	**123,394**	16,642
Minority interests	**(1,605)**	(42)
	121,789	16,600
Dividend	**—**	—
Earnings per share — Basic	**HK8.02 cents**	HK1.08 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	As at June 30, 2007 *HK$'000* (Unaudited)	As at December 31, 2006 *HK$'000* (Audited)
Non-current assets		
Property, plant and equipment	**3,272,788**	3,233,026
Prepaid lease payments	**146,989**	145,923
Intangible assets	**48,039**	48,275
Goodwill	**55,764**	55,764
Interest in a jointly controlled entity	**17,053**	21,646
Pledged bank deposits	**772**	1,312
	3,541,405	3,505,946
Current assets		
Inventories	**688,654**	682,935
Trade and other receivables	**670,141**	574,488
Bills receivables	**168,680**	98,501
Prepaid lease payments	**4,685**	4,361
Tax recoverable	**2,197**	1,165
Trade receivables due from a related company	**14,361**	2,660
Amount due from a jointly controlled entity	**15,300**	13,155
Pledged bank deposits	**—**	2,792
Bank balances and cash	**405,749**	387,405
	1,969,767	1,767,462
Current liabilities		
Trade and other payables	**932,537**	754,147
Bills payables	**139,501**	223,118
Trade payables due to a related company	**7,017**	11,360
Amounts due to related companies	**11,759**	10,454
Tax liabilities	**21,068**	15,002
Unsecured bank loans	**820,000**	752,000
Loans from immediate holding company	**9,667**	—
	1,941,549	1,766,081
Net current assets	**28,218**	1,381
Total assets less current liabilities	**3,569,623**	3,507,327
Non-current liabilities		
Unsecured bank loans	**671,000**	777,000
Loan from a related company	**126,000**	20,000
Loans from ultimate holding company	**—**	59,493
	797,000	856,493
Net assets	**2,772,623**	2,650,834
Capital and reserves		
Share capital	**153,812**	153,812
Reserves	**2,611,223**	2,487,829
Equity attributable to equity holders of the Company	**2,765,035**	2,641,641
Minority interests	**7,588**	9,193
Total equity	**2,772,623**	2,650,834

1. Basis of preparation and principal accounting policies

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The condensed consolidated financial statements have been prepared on the historical cost basis.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2006.

2. Segmental information

Business segments

The Group reports its primary segment information by products, namely bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the six months ended June 30, 2007

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(unaudited)	*(unaudited)*	*(unaudited)*	*(unaudited)*	*(unaudited)*	*(unaudited)*	*(unaudited)*
REVENUE							
External sales	822,884	338,015	470,995	660,901	16,256	—	2,309,051
Inter-segment sales	175,132	15,130	600	—	70	(190,932)	—
TOTAL REVENUE	998,016	353,145	471,595	660,901	16,326	(190,932)	2,309,051

Inter-segment sales are charged at prevailing market rates.

	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
SEGMENT RESULTS	188,199	11,178	47,835	(35,900)	(10,981)		200,331
Unallocated income							54
Unallocated corporate expenses							(8,423)
Operating profit							191,962
Share of results of a jointly controlled entity					(4,593)		(4,593)
Finance costs							(55,075)
Profit before tax							132,294
Income tax expense							(10,505)
Profit for the period							121,789

	Bulk Drugs						
	Penicillin series HK$'000 (unaudited)	Cephalosporin series HK$'000 (unaudited)	Vitamin C series HK$'000 (unaudited)	Finished Drugs HK$'000 (unaudited)	Others HK$'000 (unaudited)	Eliminations HK$'000 (unaudited)	Consolidated HK$'000 (unaudited)
REVENUE							
External sales	442,370	361,006	303,111	636,057	7,090	—	1,749,634
Inter-segment sales	104,552	57,217	319	—	—	(162,088)	—
TOTAL REVENUE	546,922	418,223	303,430	636,057	7,090	(162,088)	1,749,634

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	24,196	33,570	2,581	26,972	(12,176)		75,143
Unallocated income							269
Unallocated corporate expenses							(8,412)
Operating profit							67,000
Share of results of a jointly controlled entity					783		783
Finance costs							(48,115)
Profit before tax							19,668
Income tax expense							(3,068)
Profit for the period							16,600

Geographical segments

The following is an analysis of the Group's revenue by geographical market for the period under review:

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
The People's Republic of China (the "PRC")	**1,469,740**	1,226,593
Asia other than the PRC	**560,423**	284,474
Europe	**143,908**	125,573
America	**120,457**	103,136
Others	**14,523**	9,858
	2,309,051	1,749,634

3. **Profit before tax**

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Profit before tax has been arrived at after charging (crediting):		
Amortisation of intangible assets	**11,775**	10,297
Amortisation of prepaid lease payments	**2,280**	2,087
Depreciation of property, plant and equipment	**174,693**	153,297
Employee benefits expenses, including those of directors *(Note)*	**201,509**	137,712
Contribution to retirement benefits schemes, including those of directors	**33,487**	23,335
Loss on disposal of property, plant and equipment, included in other expenses	**25,145**	29
Research and development expenses	**4,031**	3,626
Share of tax of a jointly controlled entity, included in share of results of a jointly controlled entity	**—**	187
Interest income	**(1,195)**	(1,517)

Note: The amount for the current period includes a half-year bonus of HK$39,695,000 (1.1.2006 to 6.30.2006: Nil)

4. **Income tax expense**

	For the six months ended June 30,	
	2007	2006
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
PRC Foreign Enterprise Income Tax		
— current year	**14,619**	3,068
— underprovision in prior years	**886**	—
— tax refund	**(5,000)**	—
	10,505	3,068

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both periods. The tax charge for the period arose from taxation on its subsidiaries established in the PRC.

Pursuant to the relevant laws and regulations in the PRC, certain subsidiaries of the Company are entitled to exemption and relief from PRC Foreign Enterprise Income Tax starting from their first profit-making years.

In addition, pursuant to an approval granted by the relevant tax authority, a subsidiary of the Company was granted tax refund on the basis that the subsidiary of the Company has, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contribution to a PRC subsidiary set up in previous years.

The tax charge for the period represents income tax provision which has taken into account of the above-mentioned tax incentive.

As at June 30, 2007, the Group had unused tax losses of HK$197,751,000 (12.31.2006: HK$141,262,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. The unrecognised tax losses will expire in 2012.

There was no other significant unprovided deferred tax for the period or at the balance sheet date.

5. Dividend

No dividend was paid during the period. The directors do not recommend the payment of an interim dividend.

6. Earnings per share

The calculation of the basic earnings per share for the six months ended June 30, 2007 is based on the unaudited profit for the period attributable to equity holders of the Company of HK$123,394,000 (1.1.2006 to 6.30.2006: HK$16,642,000) and the 1,538,124,661 shares (1.1.2006 to 6.30.2006: 1,538,124,661 shares) in issue during the period.

No diluted earnings per share has been presented for the six months ended June 30, 2006 and 2007 as there were no potential ordinary shares in issue during both periods.

7. Trade and other receivables/Bills receivables

	As at June 30, 2007 *HK$'000* **(unaudited)**	As at December 31, 2006 *HK$'000* (audited)
Trade receivables	**562,447**	497,288
Bills receivables	**168,680**	98,501
	731,127	595,789
Other receivables	**107,694**	77,200
	838,821	672,989

The Group allows a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade receivables net of impairment losses and bills receivables at the balance sheet date:

	As at June 30, 2007 *HK$'000* **(unaudited)**	As at December 31, 2006 *HK$'000* (audited)
0 to 90 days	**703,035**	559,880
91 to 180 days	**27,122**	35,731
181 to 365 days	**970**	178
	731,127	595,789

8. Trade and other payables/Bills payables

	As at June 30, 2007 *HK$'000* **(unaudited)**	As at December 31, 2006 *HK$'000* (audited)
Trade payables	**391,111**	406,100
Bills payables	**139,501**	223,118
	530,612	629,218
Other payables	**541,426**	348,047
	1,072,038	977,265

The following is an aged analysis of trade and bills payables at the balance sheet date:

	As at June 30, 2007 *HK$'000* **(unaudited)**	As at December 31, 2006 *HK$'000* (audited)
0 to 90 days	**456,710**	555,975
91 to 180 days	**42,337**	54,433
181 to 365 days	**21,942**	9,917
More than 365 days	**9,623**	8,893
	530,612	629,218

Results

For the first half of 2007, the Group's revenue and profit attributable to equity holders of the Company amounted to HK$2,309,051,000 and HK$123,394,000, representing an increase of 32% and 641% over the same period of last year, respectively.

Vitamin C Series

Total sales volume of the major products of this series for the period amounted to 15,249 tonnes, an increase of 16.7% over the same period of last year. With the market supply and demand moving towards a more balanced state, product prices rebounded significantly during the current period. For the first and second quarters of the year, the average prices of vitamin C were US$3.02 and US$4.34 per kg respectively. The gross profit margin of the entire series increased from 15.9% in the same period of last year to 29.2% in the current period. It is expected that the upward trend of the product prices will continue in the second half of the year.

Penicillin Series

Total sales volume of the major products of this series for the period amounted to 4,676 tonnes, an increase of 26.7% over the same period of last year. After a long period of market consolidation, coupled with the lessening of market supply as a result of the more stringent environmental regulations, product prices increased sharply during the current period. The respective average prices of penicillin industrial salt, amoxicillin and 6-APA for the first quarter of the year were US$12.96, US$27.60 and US$27.84 per kg whilst their respective average prices for the second quarter of the year were US$19.12, US$37.56 and US$37.09 per kg. The gross profit margin of the entire series increased from 12.4% in the same period of last year to 33.8% in the current period. It is expected that the upward trend of the product prices will continue in the second half of the year.

Cephalosporin Series

Total sales volume of the major products of this series for the period amounted to 510 tonnes, a decrease of 9.1% over the same period of last year. After the significant drop in previous year, product prices recovered slightly during the current period. The average prices of 7-ACA in the first and second quarters of the year were US$ 82.80 and US$83.21 per kg respectively. As the production costs have increased during the current period, the gross profit margin of the entire series decreased from 20.0% in the same period of last year to 14.8% in the current period. It is expected that market conditions will be able to improve gradually.

Finished Drugs

Market competition remained fierce in the current period, revenue of this business grew slightly by 3.9% as compared with the same period of last year. Gross profit margin increased from 22.6% in the same period of last year to 23.6% in the current period. During the period, the Group has increased its efforts in developing the vitamin C health supplement market in the PRC, leading to a significant increase in the selling and distribution expenses. The finish drugs division ended up recording an operating loss of HK$35,900,000 for the current period. Market competition is expected to remain fierce.

Patent Drug

The patent drug, butylphthalide, maintained a steady growth in sales during the period and its operating conditions have improved slightly. The Group will continue its efforts to tap into this new market.

FINANCIAL REVIEW

Liquidity and Financial Position

For the first half of 2007, the Group's operating activities generated a net cash inflow of HK$230,770,000. Capital expenditure amounted to HK$244,998,000 . As at June 30, 2007, the Group's current ratio was 1.0, similar to that at the end of previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivables balance to sales, inclusive of value added tax for sales in the PRC) was 52 days in the current period, as compared to 55 days in 2006. Inventory turnover period (ratio of inventories balance to cost of goods sold) decreased from 85 days in 2006 to 74 days in the current period.

As at June 30, 2007, the Group had total borrowings of HK$1,626,667,000 (comprising bank loans of HK$1,491,000,000, loan from a related company of HK$126,000,000 and loans from immediate holding company of HK$9,667,000). The maturity profile of the total borrowings spreads over a period of three years with HK$829,667,000 repayable within one year and the remaining HK$797,000,000 repayable within two to three years. Net gearing ratio was 44%, which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$406,521,000 over equity attributable to equity holders of the Company at the balance sheet date.

41% of the Group's borrowings are denominated in Hong Kong dollars and the remaining 59% in Renminbi. The Group's revenues are mainly either in Renminbi or in US dollars. The Group is of the opinion that its exposure to foreign exchange rate risk is limited.

Pledge of Assets

As at June 30, 2007, bank deposits of HK$772,000 (12.31.2006: HK$4,104,000) were pledged to banks to secure banking facilities granted to the Group.

Contingent Liabilities

The Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in The United States of America. The details of the antitrust complaints have been set out in the annual financial statements of the Group for the year ended December 31, 2006. Up to the date of this announcement, four antitrust complaints have been served on the Company and three antitrust complaints have been served on the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisers to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be reliably estimated with reasonable certainty at this stage.

Employees

As at June 30, 2007, the Group has about 10,083 permanent employees, the majority of them are employed in the PRC. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

CORPORATE GOVERNANCE

The Company has complied with the code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules throughout the six months ended June 30, 2007 with certain deviations as set out below.

Code provision A.2.1 stipulates that the roles of the chairman and managing director should be separate and should not be performed by the same individual. As disclosed in the 2006 annual report of the Company, Mr. Cai Dongchen has assumed both roles as the chairman and managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the board of directors, the Company believes that there is adequate balance of power and authority in place.

REVIEW OF INTERIM RESULTS

The interim results have been reviewed by the external auditors and audit committee of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended June 30, 2007.

By order of the Board
CAI DONGCHEN
Chairman

Hong Kong, September 13, 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Ji Jianming, Mr. Feng Zhenying, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**Meeting**") of the shareholders of CHINA PHARMACEUTICAL GROUP LIMITED (the "**Company**") will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, 12 October 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the agreement dated 30 August 2007 entered into between Shijiazhuang Pharmaceutical Group Company Limited and 河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited) as vendors (together the "**Vendors**") and 石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited) ("**Zhonghe Pharmaceutical**"), a wholly-owned subsidiary of the Company, as purchaser (a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, the "**Agreement**") whereby, among others, Zhonghe Pharmaceutical conditionally agreed to acquire the entire equity interest in 石藥集團內蒙古中抗糖業有限公司 (Shijiazhuang Pharma Group Inner Mongolia Zhongkang Sugar Co. Limited), be and is hereby approved, confirmed and ratified and the transactions contemplated thereunder be and are hereby approved;

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to do all such acts and things, to sign and execute all such documents, instruments and agreements and to take all such steps as they may consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreement and all other matters incidental thereto."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, 20 September 2007

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited at the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(5) The Ordinary Resolution as set out above will be determined by way of a poll.

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Ji Jianming, Mr. Feng Zhenying, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Pharmaceutical Group Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

DISCLOSEABLE AND CONNECTED TRANSACTION

Independent financial adviser to the Independent Board Committee and Independent Shareholders


CIMB

CIMB-GK Securities (HK) Limited

A notice convening the Extraordinary General Meeting of China Pharmaceutical Group Limited to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, 12 October 2007 at 10:00 a.m. is set out on pages 24 to 25 of this circular. Whether or not you propose to attend the Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

Hong Kong, 20 September 2007

CONTENTS

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

"Acquisition"	the acquisition by Zhonghe Pharmaceutical of the entire equity interest in Zhongkang Sugar from the Vendors pursuant to the Agreement
"Agreement"	the conditional sale and purchase agreement dated 30 August 2007 entered into between Zhonghe Pharmaceutical and the Vendors in relation to the Acquisition
"Announcement"	the announcement of the Company dated 30 August 2007 relating to the Acquisition
"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or a Sunday) on which licensed banks are generally open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities
"CCPCL"	China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG incorporated in Hong Kong
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser to the Independent Board Committee in respect of the Acquisition
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange

"Completion"	completion of the Acquisition pursuant to the Agreement
"Consideration"	the consideration payable by Zhonghe Pharmaceutical to the Vendors for the entire equity interest in Zhongkang Sugar under the Agreement
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be held to consider and, if thought fit, approve the Acquisition
"EGM Notice"	the notice convening the EGM as set on pages 24 to 25 of this circular
"Hong Yuan"	河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited), a company established in the PRC and 75% equity interest of which is owned by SPG and the remaining 25% is owned by a wholly-owned subsidiary of SPG
"Group"	the Company and its subsidiaries
"Guaranteed Profit"	the guaranteed profit of RMB20,000,000 under the Profit Guarantee
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive Directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard
"Independent Shareholders"	Shareholders other than the SPG Group and its associates
"Latest Practicable Date"	17 September 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"PRC"	the People's Republic of China
"PRC GAAP"	the generally accepted accounting principles in the PRC
"Profit Guarantee"	the profit guarantee provided by the Vendors to Zhonghe Pharmaceutical as described under the paragraph headed "Profit Guarantee" in the Letter from the Board of this circular
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholder(s)"	holder(s) of the Share(s)
"Shares"	shares of HK$0.10 each of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited, a limited liability company established in the PRC, the controlling shareholder of the Company and beneficially owned by Legend Holdings Limited
"SPG Group"	SPG together with its subsidiaries excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	shall have the meaning ascribed to it under the Companies Ordinance
"substantial shareholder"	shall have the meaning ascribed to it under the Listing Rules
"Vendors"	SPG and Hong Yuan
"Zhonghe Pharmaceutical"	石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited), a foreign investment company established in the PRC and a wholly-owned subsidiary of the Company
"Zhongkang Sugar"	石藥集團內蒙古中抗糖業有限公司 (Shijiazhuang Pharma Group Inner Mongolia Zhongkang Sugar Co. Limited), a limited liability company established in the PRC and 99% of equity interest of which is owned by SPG and the remaining 1% is owned by Hong Yuan

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

Unless otherwise specified in this circular, amounts denominated in RMB have been converted, for the purpose of illustration only, into HK$ at the rate of RMB1.00 = HK$1.03. No representation is made that any amounts in HK$ or RMB can be or could have been converted at the relevant dates at the above rate or any other rates at all.

English names of the PRC established companies in this circular are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.



中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

Executive Directors:
CAI Dongchen
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard

Registered Office:
Room 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

20 September 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

1. INTRODUCTION

The Board refers to the announcement of the Company dated 30 August 2007 relating to the Acquisition whereby the Board announced that on 30 August 2007, Zhonghe Pharmaceutical, a wholly-owned subsidiary of the Company, entered into the Agreement with SPG and Hong Yuan to acquire the entire equity interest in Zhongkang Sugar. The Acquisition constitutes a discloseable and connected transaction of the Group.

The purposes of this circular are: (i) to provide you with further information regarding the Acquisition; (ii) to set out the letter of advice from CIMB-GK to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Acquisition; (iii) to set out the recommendation and opinion of the Independent Board Committee after taking into consideration of the advice of CIMB-GK in relation to the terms of the Acquisition; and (iv) to give you notice of the EGM to consider and if thought fit, to approve the resolution relating to the Acquisition at the EGM.

2. THE AGREEMENT

Date

30 August 2007

Parties

Vendors: SPG; and

Hong Yuan.

Purchaser: Zhonghe Pharmaceutical

Asset to be acquired

Subject to the terms and conditions of the Agreement, Zhonghe Pharmaceutical has conditionally agreed to acquire 100 per cent. of the equity interest in Zhongkang Sugar.

Consideration

The Consideration amounts to RMB130,000,000 and shall be payable by Zhonghe Pharmaceutical to the Vendors in cash from internal resources of the Group upon Completion.

The Consideration was determined following arm's length negotiations between all parties to the Agreement. The Consideration of RMB130,000,000 represents a price earnings multiple of 6.5 based on the Guaranteed Profit. In arriving at the Consideration, the Board has made reference to the valuation of other companies listed on the Stock Exchange which engaged in similar business as that of Zhongkang Sugar and considers that the Consideration is comparable to the valuation of these comparable companies.

Conditions precedent

Completion of the Agreement is conditional upon the fulfillment of the following conditions:

(a) Zhonghe Pharmaceutical having conducted a due diligence investigation in respect of Zhongkang Sugar including but not limited to its business, legal aspects, properties and accounts and Zhonghe Pharmaceutical being satisfied with the results of such due diligence investigation;

(b) the approval by the Independent Shareholders of the Agreement and the transactions contemplated thereunder at an EGM to be held in accordance with the requirements of the Listing Rules; and

(c) (if required) all approvals and consents required for the Acquisition having been obtained from governmental or regulatory authorities (including but not limited to the Ministry of Commerce of the PRC Government).

In the event that not all the above conditions have been fulfilled within 3 months from the date of the Agreement, i.e. 30 November 2007 (or by such later date(s) as the parties to the Agreement may agree in writing), the Vendors and Zhonghe Pharmaceutical may terminate the Agreement. Save for condition (a) which can be waived by Zhonghe Pharmaceutical, none of the conditions precedent can be waived by the parties to the Agreement.

Completion

Completion shall take place on the thirtieth day after the date on which all the conditions of the Agreement have been fulfilled or such other date as shall be agreed between the parties to the Agreement. Upon Completion, Zhongkang Sugar will be indirectly wholly-owned by the Company and its financial results will be consolidated in the financial results of the Company.

Profit Guarantee

Pursuant to the Agreement, the Vendors have guaranteed to Zhonghe Pharmaceutical that the audited net profit of Zhongkang Sugar for the year ending 31 December 2007 will not be less than RMB20,000,000 according to the generally accepted accounting principles and standards in Hong Kong. In the event that such guarantee cannot be fulfilled, the Vendors will reimburse Zhonghe Pharmaceutical with an amount equal to the shortfall between the Guaranteed Profit and the actual net profit of Zhongkang Sugar for the year ending 31 December 2007 times a multiple of 6.5 in cash. The maximum amount to be reimbursed by the Vendors to Zhonghe Pharmaceutical is RMB130,000,000.

Pursuant to the Agreement, the Vendors and Zhonghe Pharmaceutical shall, within 5 days from the date of the audited accounts of Zhongkang Sugar for the year ended 31 December 2007, confirm in writing the exact amount to be reimbursed by the Vendors to Zhonghe Pharmaceutical. The Vendors shall reimburse Zhonghe Pharmaceutical within 10 days from the date of the confirmation. In the event such reimbursement is required to be made by the Vendors, the investment cost in Zhongkang Sugar will be reduced by the reimbursement so received and the related goodwill arising from the Acquisition will be reduced accordingly in the consolidated financial statements of the Company.

The Company will make further announcement in the event that the Profit Guarantee is not met. Details of the Profit Guarantee and the opinion from the independent non-executive Directors as to whether the Vendors have fulfilled their obligations under the Profit Guarantee will be included in the subsequent annual report of the Company.

3. INFORMATION ON ZHONGKANG SUGAR

Zhongkang Sugar is a company incorporated in the PRC established on 19 April 2004. The total equity interest in Zhongkang Sugar is owned as to 99% by SPG and as to 1% by Hong Yuan. Zhongkang Sugar is principally engaged in the manufacture and sale of corn refined products (including liquid glucose and corn syrup). The Group has been the largest customer of Zhongkang Sugar since its establishment.

According to the valuation report of Zhongkang Sugar prepared by an independent PRC valuer based on depreciated replacement cost method, the net asset value of Zhongkang Sugar as at 31 July 2007 was RMB84,044,816 (equivalent to approximately HK$86,566,160).

According to the audited accounts of Zhongkang Sugar for the seven months ended 31 July 2007 prepared in accordance with PRC GAAP, its audited profit for the seven months ended 31 July 2007 was RMB7,510,077 (equivalent to approximately HK$7,735,379). The audited results of Zhongkang Sugar for the two years ended 31 December 2006 based on PRC GAAP are set out below:

	For the financial year ended 31 December	
	2005	**2006**
	RMB	*RMB*
Net profit (loss) before taxation	(956,084)	3,450,942
Net profit (loss) after taxation	(956,084)	3,450,942

Zhongkang Sugar will become a wholly-owned subsidiary of the Company upon Completion and its results, assets and liabilities will be consolidated in the accounts of the Group. In light of the premium of the Consideration over the net asset value of Zhangkang Sugar as at 31 July 2007, a goodwill will be recognized. The goodwill will be subject to the annual impairment review in accordance with the Hong Kong Financial Reporting Standards.

4. SHAREHOLDING STRUCTURE OF ZHONGKANG SUGAR IMMEDIATELY PRIOR TO AND AFTER COMPLETION OF THE ACQUISITION

The following charts set out the corporate structure of Zhongkang Sugar immediately prior to and after Completion:

Immediately prior to Completion


SPG
100%
CCPCL
50.284%
0.642%
25%
75%
99%
The Company
Hong Yuan
100%
1%
Zhonghe Pharmaceutical
Zhongkang Sugar

Immediately after Completion


SPG
50.284%
100%
CCPCL
0.642%
The Company
100%
Zhonghe Pharmaceutical
100%
Zhongkang Sugar

5. REASONS FOR AND BENEFITS OF THE ACQUISITION

The operations of Zhongkang Sugar are complementary and related to the business of the Group. Almost all of the liquid glucose and corn syrup used by the production plants of the Group in Inner Mongolia are sourced from Zhongkang Sugar. The amount of purchases of liquid glucose and corn syrup by the Group from Zhongkang Sugar for the two years ended 31 December 2006 amounted to approximately RMB89,926,000 (equivalent to approximately HK$92,623,780) and RMB159,333,000 (equivalent to approximately HK$164,112,990) respectively.

The production site of Zhongkang Sugar is adjacent to the plants of the Group in Inner Mongolia. In addition, Zhongkang Sugar is the only manufacturer in neighbouring area that is capable of producing quality liquid glucose and corn syrup which meet the quantity requirement of the plants of the Group in Inner Mongolia. Although there are other corn refined product manufacturers in other areas of the PRC, sourcing from other manufacturers would mean high production cost for the Group as it would need to incur extra transportation costs to transport the raw materials to the plants of the Group in Inner Mongolia. Vertical integration as a result of the Acquisition will ensure a reliable and efficient supply of high quality raw materials at lower cost.

As disclosed in the announcements of the Company dated 31 December 2004 and 21 February 2005 and the circular of the Company dated 24 January 2005, the Group entered into continuing connected transactions with Zhongkang Sugar in relation to the purchase of liquid glucose and corn syrup from Zhongkang Sugar for a period of 3 years from 1 January 2005 to 31 December 2007. These transactions were approved by the independent Shareholders at the extraordinary general meeting of the Company held on 21 February 2005. Upon completion of the Acquisition, these transactions will cease to be continuing connected transactions of the Company. The number of existing continuing connected transactions of the Group will be greatly reduced.

The Directors (including the independent non-executive Directors) consider that the terms of the Acquisition have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof are fair and reasonable and are in the best interests of the Group and the Shareholders as a whole. The Board recommends that the Independent Shareholders should vote in favour of the resolution as set out in the EGM Notice.

6. LISTING RULES REQUIREMENTS

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as the applicable percentage ratios exceed 5% but are below 25%. As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 50.926% of the issued share capital of the Company as at the Latest

Practicable Date, the Acquisition also constitutes a connected transaction of the Company and is subject to the reporting, announcement and Independent Shareholders' approval requirements.

7. INFORMATION ON THE COUNTERPARTIES

The principle activity of the Company is investment holding. The principle activities of the subsidiaries of the Company are manufacture and sales of pharmaceutical products.

Hong Yuan is principally engaged in manufacture and sales of chemical products.

SPG is an enterprise established in the PRC and is an investment holding company. SPG and its subsidiaries are primarily engaged in the manufacturing and trading of pharmaceutical and chemical products. To the best knowledge of the Directors, the Company has not entered into any prior transactions with SPG and its ultimate beneficial owners which require aggregation under Rules 14.22 and 14A.25 of the Listing Rules.

8. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association of the Company, at any general meeting resolutions put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded:

(a) by the chairman of the meeting;

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding Share conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

9. EXTRAORDINARY GENERAL MEETING

Set out on pages 24 to 25 of this circular is the notice convening the EGM at which ordinary resolution will be proposed to approve the Acquisition.

SPG, being the controlling Shareholder, beneficially owning approximately 50.926% of the share capital of the Company at the Latest Practicable Date, and its associates will abstain from voting on the resolutions approving the Acquisition to be proposed at the EGM.

The votes to be taken at the EGM will be taken by poll, an announcement of the results of which will be published on the Business Day following the EGM.

10. ACTION TO BE TAKEN

A proxy form for use at the EGM is enclosed herein. Whether or not you intend to attend the EGM, you are requested to complete the proxy from and return it to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the EGM. Delivery of a proxy form will not preclude Shareholders from attending and voting in person at the EGM if they so wish.

11. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on page 13 of this circular which contains its recommendation to the Independent Shareholders. The Independent Board Committee, having taken into account the advice of CIMB-GK, considers that the terms of the Acquisition are on normal commercial terms in the ordinary and usual course of business of the Group and are in the interest of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the resolution as set out in the EGM Notice.

Your attention is also drawn to the additional information set out in the appendix to this circular.

By Order of the Board
CAI Dongchen
Chairman

The following is the text of a letter of recommendation from the Independent Board Committee which has been prepared for the purpose of inclusion in this circular.


中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

20 September 2007

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

We refer to the circular of the Company dated 20 September 2007 (the "**Circular**") to the Shareholders, of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned.

CIMB-GK has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 14 to 18 of the Circular.

Your attention is drawn to the letter from the Board set out on pages 5 to 12 of the Circular and the general information set out in the appendix.

Having taken into account the terms of the Acquisition, and the advice given by CIMB-GK, we consider that the terms of the Acquisition are on normal commercial terms in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution approving the Acquisition to be proposed at the EGM.

Yours faithfully,
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard
Independent Board Committee

The following is the text of a letter of advice to the Independent Board Committee and the Independent Shareholders from CIMB-GK prepared for the purpose of incorporation in this circular:



CIMB-GK Securities (HK) Limited

25/F., Central Tower
28 Queen's Road Central
Hong Kong

20 September 2007

To the Independent Board Committee and the Independent Shareholders of
China Pharmaceutical Group Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Agreement and the transactions contemplated thereunder, details of which are set out in the letter from the Board as contained in the circular of the Company to the Shareholders dated 20 September 2007 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

An independent board committee comprising Messrs. Huo Zhenxing, Qi Moujia, Guo Shichang and Chan Siu Keung, Leonard , being the independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Agreement. Any vote of the Independent Shareholders at the EGM shall be taken by poll. SPG with a material interest in the Agreement and its respective associates will abstain from voting in relation to the resolution approving the Agreement and the transactions contemplated thereunder.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We consider that we have reviewed sufficient information and documents to satisfy ourselves that we have a reasonable basis to assess the fairness and reasonableness of the terms of the Agreement in order to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation.

We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or Zhongkang Sugar or any of its respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion on the Agreement, we have considered the following principal factors and reasons:

Background and reasons

The Group is principally engaged in the manufacture and sale of pharmaceutical products. Pursuant to the Agreement, Zhonghe Pharmaceutical has agreed to acquire from the Vendors the 100% equity interest in Zhongkang Sugar. Zhongkang Sugar is principally engaged in the manufacture and sale of corn refined products (including liquid glucose and corn syrup).

We noted from the announcements of the Company dated 31 December 2004 and 21 February 2005 and the circular of the Company dated 24 January 2005 that the Group has been purchasing liquid glucose and corn syrup from Zhongkang Sugar, whereby such transactions constituted connected transactions and relevant annual caps for up to the year ending 31 December 2007 have been approved by the Independent Shareholders on 21 February 2005. The audited results of Zhongkang Sugar for the two years ended 31 December 2006 and the audited results for the seven months ended 31 July 2007 based on the generally accepted accounting principles in the PRC are set out below:

	Year ended 31 December 2005 (Audited) *RMB*	Year ended 31 December 2006 (Audited) *RMB*	For the seven months ended 31 July 2007 (Audited) *RMB*
Net profit (loss) before taxation	(956,084)	3,450,942	7,510,077
Net profit (loss) after taxation	(956,084)	3,450,942	7,510,077

We have been advised by the Directors that the operations of Zhongkang Sugar are complementary and related to the business of the Group, as evidenced by the existing continuing connected transactions. Almost all of the liquid glucose and corn syrup used by the production plants of the Group in Inner Mongolia are sourced from Zhongkang Sugar. The amount of purchases of liquid glucose and corn syrup by the Group from Zhongkang Sugar for the two years ended 31 December 2006 amounted to approximately RMB89,926,000 (equivalent to approximately HK$92,623,780) and RMB159,333,000 (equivalent to approximately HK$164,112,990) respectively. We understand from the Directors that the substantial increase in the performance of Zhangkang Sugar in the first seven months ended 31 July 2007 was due to the increase in the production capacity and production efficiency of Zhangkang Sugar. We note that pursuant to the Agreement, the Vendors have guaranteed to Zhonghe Pharmaceutical that the audited net profit of Zhongkang Sugar for the year ending 31 December 2007 will not be less than RMB20 million (the "Guaranteed Profit") according to the generally accepted accounting principles and standards in Hong Kong.

The Directors advised that the production site of Zhongkang Sugar is adjacent to the plants of the Group in Inner Mongolia, and Zhongkang Sugar is the only manufacturer in neighbouring area that is capable of producing quality liquid glucose and corn syrup which meet the quantity requirement of the plants of the Group in Inner Mongolia. We understand from the Directors that to source from other manufacturers outside Inner Mongolia would mean higher production cost for the Group as it would need to incur extra transportation costs to transport the raw materials to the plants of the Group in Inner Mongolia. In this regard, we concur with the views of the Directors that vertical integration as a result of the Acquisition will ensure a more reliable and efficient supply of high quality raw materials at lower cost to the Group.

We also noted that upon Completion, all existing transactions between the Group and Zhongkang Sugar will cease to be continuing connected transactions of the Company and the number of existing continuing connected transaction of the Group will be greatly reduced.

In view of the foregoing, in particular the fact that the Group has been sourcing raw materials from Zhongkang Sugar for the Group's production since its establishment and that Zhongkang Sugar is capable of producing quality products to the Group, we consider that entering into of the Agreement is in the interest of the Company and the Shareholders as a whole.

The Consideration

The consideration (the "Consideration") of RMB130 million was determined following arm's length negotiations between all parties to the Agreement and represents a price-to-earnings multiple ("PER") of 6.5 times the Guaranteed Profit. The Consideration also represents approximately 1.5 times the net asset value of Zhongkang Sugar as at 31 July 2007 of approximately RMB84.0 million.

In assessing the fairness of the Consideration, we have, to our best efforts, identified and review two comparable companies listed on the Main Board of the Stock Exchange whose principal business is engaged in similar business as those of Zhongkang Sugar (the "Listed Comparables"). The following table sets out the comparison between the Consideration with those of the Listed Comparables:

Name of the Listed Comparables	Market capitalisation (HK$ in million) *(Note 1)*	PER based on 2006 results ("PER") (times) *(Note 2)*	(Discount)/ premium of the closing price to net asset value per share (times) *(Note 2)*
Global Bio-Chem Technology Group Co., Ltd	7,814.5	15.6	1.5
Xiwang Sugar Holdings Limited	3,251.8	11.2	2.7
The Acquisition		**6.5** *(note 3)*	**1.5** *(note 4)*

Notes:

1. Calculated based on the closing price of the shares of the Listed Comparables as of the Last Trading Day.

2. Calculated based on the closing price of the shares of the Listed Comparables as of the Last Trading Day and their respective latest annual/interim report.

3. Calculated based on the Consideration and the Guaranteed Profit.

4. Calculated based on the Consideration and the net asset value of Zhangkang Sugar as at 31 July 2007.

As noted from the table above, the PER and the price to net asset value as implied under the Acquisition are comparable with those of the Listed Comparables. Although the PER of 6.5 times as implied under the Acquisition is based on the Guaranteed Profit, in the event that such guarantee cannot be fulfilled, the Vendors will reimburse Zhonghe Pharmaceutical with an amount in cash equal to the shortfall between the Guaranteed Profit and the actual net profit of Zhongkang Sugar for the year ending 31 December 2007 times the same multiple of 6.5.

Having taken into account the above, we consider that the Consideration is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

POSSIBLE FINANCIAL EFFECT

Earnings and net asset value

Zhongkang Sugar will become a wholly owned subsidiary of the Company upon Completion and its profit as well as asset base will be consolidated into the Group. In light of the premium of the Consideration over the net asset value of Zhangkang Sugar as at 31 July 2007, a goodwill will be recognized. The Directors advised that the goodwill will be subject to the annual impairment review in accordance with the Hong Kong Financial Reporting Standards.

Working capital

Based on the interim results of the Group for the six months ended 30 June 2007, the cash and bank balances of the Group as at 30 June 2007 amounted to approximately RMB406.5 million. The Directors consider that notwithstanding the payment of the Consideration, the Group would have sufficient working capital to meet its business operations following Completion.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Agreement and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole and the terms thereof are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF DIRECTORS' INTEREST

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares and debentures of the Company or the shares and debentures of any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO, to be notified to the Company and the Stock Exchange; or (b) section 352 of Part XV of the SFO, to be entered in the register referred to therein; or (c) the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange, were as follows:

Interests and short positions in Shares, underlying shares and debentures of the Company

Name of Director	Capacity	Number of issued ordinary shares held	Long/short position	Approximate percentage of the issued share capital of the Company
Cai Dongchen	Beneficial Owner	2,000,000	Long	0.13%
Chak Kin Man	Beneficial Owner	4,000	Long	0.00026%

Save as disclosed above, as at the Latest Practicable Date, there was no outstanding share options or derivative instruments granted to the Directors and none of the Directors and the chief executive of the Company had any interest or short positions in the Shares or underlying Shares or interest in debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

None of the Directors or CIMB-GK has any direct or indirect interest in any assets which have since 31 December 2006 (being the date which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to any member of the Group.

None of the Directors is materially interested in any contract or arrangement entered subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date the following persons (other than Directors or the chief executive of the Company), so far as is known to any Director, were directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of substantial shareholder	Capacity	Number of Shares held	Approximate percentage of the issued share capital of the Capital
聯想控股有限公司 (Legend Holdings Limited)	Interest of a controlled corporation	783,316,161 *(Note)*	50.93%
聯想控股有限公司職工持股會 (Employees' Shareholding Society of Legend Holdings Ltd)	Interest of a controlled corporation	783,316,161 *(Note)*	50.93%
SPG	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%

Note: In respect of the 783,316,161 Shares, 773,436,399 Shares are held by SPG and 9,879,762 Shares are held by CCPCL, a wholly-owned subsidiary of SPG. The entire shareholding interest of SPG is held by Legend Holdings Limited as at the Latest Practicable Date.

Save as disclosed, so far as are known to the Directors, there is no person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any of its subsidiaries or held any option in respect of such capital.

4. EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion or advice which is contained in this circular:

Name	Qualification
CIMB-GK	a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

CIMB-GK has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

CIMB-GK is not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

5. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited financial statements of the Group were made up.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into a service contract with any member of the Group which does not expire or is not terminable within one year without payment of compensation (other than statutory compensation).

7. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their associates has any interest in a business which competes or may compete with the business of the Group.

8. GENERAL

(a) The registered office of the Company is at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(b) The company secretary of the Company is Mr. Lee Ka Sze, Carmelo, a solicitor in Hong Kong.

(c) The qualified accountant of the Company is Mr. Chak Kin Man, CPA.

(d) The share registrar and transfer office of the Company is Tricor Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) Mr. Lee Ka Sze, Carmelo, one of the Directors, is a partner of Woo Kwan Lee & Lo, legal adviser of the Company with respect to Hong Kong law in connection with the Acquisition, which firm will receive normal professional fees.

(f) The English text of this circular shall prevail over the Chinese text.

9. LITIGATION

As disclosed in the announcement of the Company dated 22 February 2005, the Company and one of its subsidiaries were named as, among others, defendants in a number of antitrust complaints filed in the United States. It is alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is also alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs purported to bring these cases on behalf of direct purchasers under federal antitrust laws of the United States and indirect purchasers under various state antitrust laws. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned announcement, there were some other complaints with the same nature as the antitrust complaints in the United States. As at the Latest Practicable Date, four antitrust complaints have been served on the Company and three antitrust complaints have been served on the subsidiary in different courts. The legal adviser of the Group has successfully consolidated all such cases to be heard in the Federal Court of New York.

On 3 May 2006, the first court meeting was held before a judge of the U.S. District Court for the Eastern District of New York and legal advisers of the defendants and plaintiffs. In February 2007, the direct purchaser plaintiff amended its claim and requested that only direct purchasers of the vitamin C who had not entered into any agreements containing arbitration clauses could be part of the class of purchasers it sought to represent. On 5 June 2007, the court heard the defendants' motions to dismiss based on the legal principles of act of state, foreign sovereign compulsion and international comity. The court has taken those motions under advisement and it is not known when a ruling will be forthcoming.

Submissions concerning whether the direct purchaser case may proceed as a class action took place in May to August 2007. According to the latest timetable fixed by the court, fact discovery is scheduled to be concluded by 29 February 2008, expert discovery is scheduled to be concluded by 19 September 2008 and a pre-trial hearing will be held on 11 November 2008. The action is still in the stage of class discovery.

The Directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The outcome of the antitrust complaints cannot be reliably estimated with reasonable certainty at this stage.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong up to and including the date of the EGM:

(a) the memorandum and articles of association of the Company;

(b) the Agreement;

(c) the letter of recommendation from the Independent Board Committee, the text of which is set out on page 13 of this circular;

(d) the letter issued by CIMB-GK, the text of which is set out on pages 14 to 18 of this circular; and

(e) the written consent of CIMB-GK referred to in paragraph 4 in this appendix.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**Meeting**") of the shareholders of CHINA PHARMACEUTICAL GROUP LIMITED (the "**Company**") will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, 12 October 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the agreement dated 30 August 2007 entered into between Shijiazhuang Pharmaceutical Group Company Limited and 河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited) as vendors (together the "**Vendors**") and 石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited) ("**Zhonghe Pharmaceutical**"), a wholly-owned subsidiary of the Company, as purchaser (a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, the "**Agreement**") whereby, among others, Zhonghe Pharmaceutical conditionally agreed to acquire the entire equity interest in 石藥集團內蒙古中抗糖業有限公司 (Shijiazhuang Pharma Group Inner Mongolia Zhongkang Sugar Co. Limited), be and is hereby approved, confirmed and ratified and the transactions contemplated thereunder be and are hereby approved;

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to do all such acts and things, to sign and execute all such documents, instruments and agreements and to take all such steps as they may consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreement and all other matters incidental thereto."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, 20 September 2007

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited at the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(5) The Ordinary Resolution as set out above will be determined by way of a poll.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥集團有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣之銀行、持牌證券交易商或其他代理，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



中國製藥集團有限公司
China Pharmaceutical
Group Limited

(根據公司條例於香港註冊成立)

(股份代號：1093)

須予披露及關連交易

獨立董事委員會及獨立股東
之獨立財務顧問


CIMB

聯昌國際證券(香港)有限公司

中國製藥集團有限公司謹訂於二零零七年十月十二日星期五上午十時正假座香港灣仔港灣道18號中環廣場38樓3805室舉行股東特別大會，大會通告載於本通函第24頁至第25頁。無論　閣下是否擬出席大會，務請按隨附之代表委任表格上印備之指示填妥代表委任表格，並盡快及無論如何不遲於大會或其任何續會之指定舉行時間四十八小時前，交回本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室。

香港，二零零七年九月二十日

目錄

頁次

於本通函內，除文義另有所指，下列詞彙具有下列涵義：

「收購事項」	指	中禾製藥根據該協議向賣方收購中抗糖業全部股本權益
「該協議」	指	中禾製藥與賣方就收購事項於二零零七年八月三十日訂立之有條件買賣協議
「該公佈」	指	本公司於二零零七年八月三十日就收購事項刊發之公佈
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港持牌銀行一般開門營業及聯交所接受證券買賣之日子(星期六或星期日除外)
「詩薇公司」	指	中國詩薇製藥有限公司，為石藥公司於香港註冊成立之全資附屬公司
「聯昌國際」	指	聯昌國際證券(香港)有限公司，為一家可從事證券及期貨條例項下第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動之持牌法團，為獨立董事委員會就收購事項之獨立財務顧問
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國製藥集團有限公司，一家於香港註冊成立之有限公司，其股份於聯交所上市

「完成」	指	收購事項根據該協議完成
「代價」	指	中禾製藥根據該協議收購中抗糖業全部股本權益而應付賣方之代價
「董事」	指	本公司董事
「股東特別大會」	指	本公司將舉行以考慮並酌情批准收購事項之股東特別大會
「股東特別大會通告」	指	載於本通函第24頁至第25頁召開股東特別大會之通告
「宏源」	指	河北宏源化工有限公司，一家在中國成立之公司，其股本權益由石藥公司擁有75%，而餘下25%則由石藥公司之全資附屬公司擁有
「本集團」	指	本公司及其附屬公司
「保證溢利」	指	根據溢利保證之保證溢利人民幣20,000,000元
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由獨立非執行董事組成之董事會獨立委員會，包括霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生
「獨立股東」	指	石藥集團及其聯繫人士以外之股東
「最後實際可行日期」	指	二零零七年九月十七日，即本通函付印前就確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「中國」	指	中華人民共和國
「中國公認會計原則」	指	中國公認會計原則
「溢利保證」	指	本通函董事會函件「溢利保證」一段所述賣方向中禾製藥作出之溢利保證
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份持有人
「股份」	指	本公司每股面值0.10港元之股份
「石藥公司」	指	石藥集團有限公司，一家在中國成立之有限公司，是本公司之控股股東，並由聯想控股有限公司實益擁有
「石藥集團」	指	石藥公司及其附屬公司，不包括本集團
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有公司條例所賦予之涵義
「主要股東」	指	具有上市規則所賦予之涵義
「賣方」	指	石藥公司及宏源
「中禾製藥」	指	石藥集團中禾製藥(內蒙古)有限公司，一家在中國成立之外資投資公司，是本公司之全資附屬公司
「中抗糖業」	指	石藥集團內蒙古中抗糖業有限公司，一家在中國成立之有限公司，其股本權益由石藥公司擁有99%，而餘下1%則由宏源擁有

「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「%」	指	百分比

於本通函內，除非另有說明，否則人民幣計值之金額採用人民幣1.00元兌1.03港元之匯率換算，這匯率只作參考，並不表示任何港元或人民幣金額於相關日期可以或曾經可以以上述匯率或任何其他匯率換算。



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

執行董事:
蔡東晨
岳進
馮振英
紀建明
翟健文
潘衛東
李治彪
張錚

非執行董事:
李嘉士

獨立非執行董事:
霍振興
齊謀甲
郭世昌
陳兆強

註冊辦事處:
香港
灣仔
港灣道18號
中環廣場
38樓3805室

敬啟者:

須予披露及關連交易

1. 緒言

董事會茲提述本公司於二零零七年八月三十日就收購事項刊發之公佈，據此，董事會公佈，於二零零七年八月三十日，本公司之全資附屬公司中禾製藥與石藥公司及宏源訂立該協議，以收購中抗糖業之全部股本權益。收購事項構成本集團之須予披露及關連交易。

本通函旨在：(i)向　閣下提供有關收購事項之其他資料；(ii)載列聯昌國際致獨立董事委員會及獨立股東有關收購事項條款之意見函件；(iii)載列獨立董事委員會經考慮聯昌國際有關收購事項條款的建議後而作出之推薦意見及意見；及(iv)向　閣下發出股東特別大會通告，以於股東特別大會上考慮及酌情批准有關收購事項之決議案。

2. 該協議

日期

二零零七年八月三十日

訂約方

賣方：　石藥公司；及

　　　　宏源

買方：　中禾製藥

將予收購資產

在該協議之條款及條件規限下，中禾製藥已有條件地同意收購中抗糖業之100%股本權益。

代價

代價為人民幣130,000,000元，於完成時須由中禾製藥向賣方以現金支付，資金來自本集團之內部資源。

代價乃由該協議各方按公平原則磋商後達成。人民幣130,000,000元之代價相當於按保證溢利計算之6.5倍市盈率。於訂定代價時，董事會已參考於聯交所上市並經營與中抗糖業類似業務之其他公司之估值，並認為代價與該等可比較公司之估值具有比較意義。

先決條件

該協議須待以下條件獲達成後方告完成：

(a) 中禾製藥已就中抗糖業進行盡職審查，調查包括但不限於其業務、法律問題、物業及賬目，而中禾製藥信納有關盡職審查之結果；

(b) 於將按照上市規則規定召開之股東特別大會上，就該協議及其項下擬進行之交易獲得獨立股東批准；及

(c) (倘有規定)已從政府或監管機關(包括但不限於中國政府商務部)取得一切收購事項所需之批文及同意書。

倘於該協議簽訂日期後三個月內(即二零零七年十一月三十日，或該協議各方書面同意之較後日期)尚未達成上述所有條件，賣方及中禾製藥可終止該協議。除中禾製藥可豁免條件(a)外，該協議各方概不得豁免任何先決條件。

完成

收購事項將於該協議所有條件已達成當日後第30日(或該協議各方之間協定之其他日期)完成。完成後，中抗糖業將由本公司間接全資擁有，其財務業績將會綜合入本公司之財務業績。

溢利保證

根據該協議，賣方向中禾製藥保證，根據香港公認會計原則，於截至二零零七年十二月三十一日止年度中抗糖業之經審核淨溢利將不少於人民幣20,000,000元。倘該保證未能達成，賣方將向中禾製藥以現金補償，補償之金額相等於保證溢利與截至二零零七年十二月三十一日止年度中抗糖業實際淨溢利之差額乘以6.5倍。賣方將向中禾製藥補償之最高金額為人民幣130,000,000元。

根據該協議，賣方與中禾製藥須於截至二零零七年十二月三十一日止年度中抗糖業之經審核賬目之日起計五日內，以書面形式確定賣方將向中禾製藥補償之實際數目。賣方須於確定日後十日內向中禾製藥作出補償。倘賣方須作出該項補償，於中抗糖業之投資成本將就所得之補償而減少，於本公司綜合財務報表中之收購事項所產生之有關商譽亦會相應減少。

倘未能達到溢利保證，本公司將另行刊發公佈。有關溢利保證的詳情及獨立非執行董事就賣方是否根據溢利保證履行其責任所作出的意見將載入本公司日後刊發的年報內。

3. 中抗糖業之資料

中抗糖業為於二零零四年四月十九日在中國成立之公司。中抗糖業之總股本權益由石藥公司及宏源分別持有99%及1%。中抗糖業主要從事製造及銷售玉米精製品(包括液態葡萄糖及玉米漿)。本集團自其成立以來一直為中抗糖業之最大客戶。

根據中國獨立估值師按折舊重置成本法編製之中抗糖業估值報告，於二零零七年七月三十一日中抗糖業之資產淨值為人民幣84,044,816元(相等於約86,566,160港元)。

根據按中國公認會計原則編製截至二零零七年七月三十一日止七個月中抗糖業之經審核賬目，其截至二零零七年七月三十一日止七個月之經審核溢利為人民幣7,510,077元(相等於約7,735,379港元)。根據中國公認會計原則，截至二零零六年十二月三十一日止兩個年度中抗糖業之經審核業績載列如下：

	截至十二月三十一日止財政年度	
	二零零五年	**二零零六年**
	人民幣元	*人民幣元*
除税前淨溢利(虧損)	(956,084)	3,450,942
除税後淨溢利(虧損)	(956,084)	3,450,942

於完成後，中抗糖業將成為本公司的全資附屬公司，其業績、資產及負債將併入本集團的賬目內。考慮到代價較中抗糖業截至二零零七年七月三十一日的資產淨值高出的溢價，商譽須予確認，而商譽將根據香港財務報告準則進行年度減值審閱。

4. 緊接收購事項前及完成收購事項後中抗糖業之股權架構

以下圖表載列緊接收購事項前及完成收購事項後中抗糖業之企業架構：

緊接完成前


石藥公司
100%
詩薇公司
50.284%
0.642%
25%
75%
99%
本公司
宏源
100%
1%
中禾製藥
中抗糖業

緊接完成後


石藥公司
50.284%
100%
詩薇公司
0.642%
本公司
100%
中禾製藥
100%
中抗糖業

5. 進行收購事項之理由及利益

中抗糖業經營之業務與本集團之業務有關，且相輔相成。本集團內蒙古生產廠房所用之液態葡萄糖及玉米漿幾乎全部採購自中抗糖業。截至二零零六年十二月三十一日止兩個年度，本集團向中抗糖業採購液態葡萄糖及玉米漿之金額分別約為人民幣89,926,000元（相等於約92,623,780港元）及人民幣159,333,000元（相等於約164,112,990港元）。

中抗糖業之生產地點毗鄰本集團之內蒙古廠房。此外，中抗糖業是鄰近地區唯一一家可生產符合本集團內蒙古廠房所需數量之優質液態葡萄糖及玉米漿之製造商。儘管中國其他地區亦有其他玉米精製品製造商，然而向其他製造商進行採購表示本集團需要承擔高昂之生產成本，原因是將原材料運送到本集團內蒙古廠房會產生額外運輸成本。因進行收購事項而達致之上下游整合效益將確保本集團可以較低成本可靠及有效率地獲得優質原材料之供應。

誠如本公司於二零零四年十二月三十一日及二零零五年二月二十一日刊發之公佈，以及本公司於二零零五年一月二十四日刊發之通函所披露，本集團與中抗糖業就向中抗糖業採購液態葡萄糖及玉米漿訂立持續關連交易，由二零零五年一月一日起至二零零七年十二月三十一日止為期三年。該等交易已於二零零五年二月二十一日本公司舉行之股東特別大會上獲獨立股東批准。收購事項完成後，該等交易將不再是本公司之持續關連交易。本集團現有之持續關連交易數目將大幅減少。

董事（包括獨立非執行董事）認為，收購事項之條款乃按公平原則磋商後以一般商業條款訂立，其條款屬公平合理，且符合本集團及股東之整體最佳利益。董事會建議獨立股東投票贊成載於股東特別大會通告的決議案。

6. 上市規則規定

收購事項之適用百分比率超過5%但低於25%，根據上市規則，構成本公司之須予披露交易。由於石藥公司及其聯繫人士（定義見上市規則）於最後實際可

行日期實益擁有本公司已發行股本合共約50.926%，因此收購事項同時構成本公司之關連交易，須遵守申報、公佈及獨立股東批准規定。

7. 交易對手之資料

本公司主要從事投資控股，而本公司之附屬公司主要從事製造及銷售製藥產品。

宏源主要從事製造及銷售化學產品。

石藥公司為中國成立之企業，是一家投資控股公司。石藥公司及其附屬公司主要從事製造及買賣製藥及化學產品。據董事所知悉，本公司與石藥公司及其最終實益擁有人並無過往交易而須根據上市規則第14.22及14A.25條予以合計。

8. 要求投票表決之程序

根據本公司之組織章程第73條，在任何股東大會上有待表決之決議案得以舉手方式表決，除非由下列人士(在宣佈舉手表決之結果前或當時)要求進行投票表決：

(a) 大會主席；或

(b) 最少三位親身或委派代表出席而當時有權在會上表決之股東；或

(c) 親身或委派代表出席並佔所有有權在會上表決之股東之總表決權不少於十分之一之任何一位或多位股東；或

(d) 親身或委派代表出席並持有賦予權利可於大會上表決而實繳金額合共不少於賦予該項權利之所有股份之實繳金額總數十分之一之股份之任何一位或多位股東。

9. 股東特別大會

本公司將於股東特別大會上提呈普通決議案以批准收購事項，召開大會之通告載於本通函第24頁至第25頁。

於最後實際可行日期，控股股東石藥公司實益擁有本公司股本約50.926%，石藥公司及其聯繫人士將就於股東特別大會上提呈批准收購事項的決議案放棄投票。

於股東特別大會上，將以投票方式表決，本公司將於股東特別大會召開後之營業日公佈投票結果。

10. 應採取之行動

本通函隨附適用於股東特別大會之代表委任表格。無論　閣下是否擬出席股東特別大會，務請按代表委任表格印備之指示填妥代表委任表格，並於股東特別大會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室。交回代表委任表格後，股東仍可親身出席股東特別大會並於會上投票。

11. 推薦意見

敬希　閣下垂注載於本通函第13頁之獨立董事委員會函件，當中載有其致獨立股東之推薦意見。獨立董事委員會經考慮聯昌國際之意見後認為，收購事項之條款於本集團日常及一般業務過程中按一般商業條款訂立，且符合本公司及股東之整體利益，以及就獨立股東而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成股東特別大會通告所載之決議案。

敬希　閣下垂注本通函附錄所載的其他資料。

此致

列位股東　台照

代表董事會
主席
蔡東晨

香港，二零零七年九月二十日

以下為獨立董事委員會發出之推薦意見函件全文，乃為載入本通函而編製。



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

敬啟者：

須予披露及關連交易

吾等謹此提述本公司日期為二零零七年九月二十日致股東之通函(「**通函**」)，而本函件為其部分。除文義另有所指外，通函所界定之詞彙與本函件之詞彙具有相同涵義。

吾等已獲董事會委任為獨立董事委員會，以就吾等認為收購事項之條款對獨立股東而言是否公平合理而向　閣下提供意見。

聯昌國際已獲本公司委任為獨立財務顧問，以就收購事項向獨立董事委員會及獨立股東提供意見。其意見詳情及達致該意見所考慮之主要因素，載於通函第14頁至第18頁之聯昌國際函件內。

敬希　閣下垂注載於通函第5頁至第12頁之董事會函件及附錄所載之一般資料。

經考慮收購事項之條款及聯昌國際提供之意見後，吾等認為收購事項之條款乃於本集團日常及一般業務過程中按一般商業條款訂立，且符合本公司及股東之整體利益，以及就獨立股東而言屬公平合理。因此，吾等推薦建議獨立股東投票贊成將於股東特別大會上提呈以批准收購事項之決議案。

此致

獨立股東　台照

獨立董事委員會
霍振興
齊謀甲
郭世昌
陳兆強
謹啟

二零零七年九月二十日

以下為聯昌國際致獨立董事委員會及獨立股東之意見函件全文，乃為載入本通函而編製：



聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

須予披露及關連交易

吾等茲提述吾等獲委聘為獨立財務顧問，就該協議及其項下擬進行之交易向獨立董事委員會及獨立股東提供意見，有關詳情載於 貴公司致股東日期為二零零七年九月二十日之通函(「通函」，本函件組成其中部分)內。除文義另有所指外，本函件使用之詞彙與通函所界定者具有相同涵義。

獨立非執行董事霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生已組成獨立董事委員會，就該協議向獨立股東提供意見。獨立股東於股東特別大會上作出之任何表決須以投票方式進行。石藥公司(於該協議擁有重大權益)及其有關聯繫人士將就批准該協議及其項下擬進行之交易之決議案放棄表決。

於達致推薦意見時，吾等乃倚賴通函所載或提述之資料及事實。吾等亦假設通函所載或提述之資料及陳述，於作出之時且直至通函寄發當日均屬真確無誤。吾等認為，吾等已審閱足夠之資料及文件，以使吾等信納吾等具有合理之基礎以評估該協議之條款是否公平合理，藉以達致具充分依據之意見，就倚賴通函所載資料之準確性提供理據，以及為吾等之推薦意見提供合理之基礎。

吾等並無理由懷疑董事向吾等提供之資料及陳述之真實性、準確性及完備性。董事亦已告知吾等而吾等亦相信通函並無遺漏任何重大事實。然而，吾等並無對有關資料進行獨立核證，亦無對 貴公司或中抗糖業或其各自之任何附屬公司或聯繫人士之業務及財政狀況或前景進行詳細調查。

主要考慮因素

於達致吾等對該協議之意見時，吾等已考慮以下主要因素及理由：

背景及理由

貴集團主要從事製造及銷售製藥產品。根據該協議，中禾製藥同意向賣方收購中抗糖業之100%股本權益。中抗糖業主要從事製造及銷售玉米精製品(包括液態葡萄糖及玉米漿)。

吾等從 貴公司日期為二零零四年十二月三十一日及二零零五年二月二十一日之公佈以及 貴公司日期為二零零五年一月二十四日之通函中注意到， 貴集團一直向中抗糖業採購液態葡萄糖及玉米漿，據此，該等交易構成關連交易，而截至二零零七年十二月三十一日止年度之有關年度上限已於二零零五年二月二十一日獲獨立股東批准。中抗糖業於截至二零零六年十二月三十一日止兩個年度之經審核業績及截至二零零七年七月三十一日止七個月之經審核業績乃根據中國公認會計原則編製，現載述如下：

	截至二零零五年十二月三十一日止年度 (經審核)	截至二零零六年十二月三十一日止年度 (經審核)	截至二零零七年七月三十一日止七個月 (經審核)
	人民幣元	人民幣元	人民幣元
除税前淨溢利(虧損)	(956,084)	3,450,942	7,510,077
除税後淨溢利(虧損)	(956,084)	3,450,942	7,510,077

吾等從董事得知，中抗糖業經營之業務與　貴集團之業務有關，且相輔相成，現時之持續關連交易足以證明。　貴集團內蒙古生產廠房所用之液態葡萄糖及玉米漿幾乎全部採購自中抗糖業。截至二零零六年十二月三十一日止兩個年度，　貴集團向中抗糖業採購液態葡萄糖及玉米漿之金額分別約為人民幣89,926,000元(相等於約92,623,780港元)及人民幣159,333,000元(相等於約164,112,990 港元)。吾等從董事得悉，中抗糖業於截至二零零七年七月三十一日止首七個月之業績表現大幅上升，乃由於中抗糖業之產能及生產效率有所提升所致。吾等注意到，根據該協議，賣方向中禾製藥保證，根據香港公認會計原則，於截至二零零七年十二月三十一日止年度中抗糖業之經審核淨溢利將不少於人民幣2,000萬元(「保證溢利」)。

據董事指出，中抗糖業之生產地點毗鄰　貴集團之內蒙古廠房，而中抗糖業是鄰近地區唯一一家可生產符合　貴集團內蒙古廠房所需數量之優質液態葡萄糖及玉米漿之製造商。吾等從董事中得悉，向內蒙古以外地區其他製造商進行採購表示　貴集團需要承擔較高昂之生產成本，原因是將原材料運送到　貴集團內蒙古廠房會產生額外運輸成本。故此，吾等同意董事之見解，認為因進行收購事項而達致之上下游整合效益將確保　貴集團可以較低成本而更可靠及有效率地獲得優質原材料之供應。

吾等亦注意到，於完成後，　貴集團與中抗糖業之間所有現有交易將不再為　貴公司之持續關連交易，以及　貴集團之現有持續關連交易數目將大幅減少。

鑑於上述各項理由，尤其是　貴集團自其成立以來一直向中抗糖業採購原材料以供　貴集團生產之用，以及中抗糖業有能力為　貴集團生產優質產品，吾等認為，訂立該協議符合　貴公司及股東之整體利益。

代價

代價(「代價」)人民幣1.3億元乃經該協議各方公平磋商釐定及相當於保證溢利6.5倍之市盈倍數(「市盈率」)。代價亦相當於中抗糖業於二零零七年七月三十一日之資產淨值約人民幣8,400萬元之約1.5倍。

評估代價是否公平時，吾等已盡最大努力識別及審閱於聯交所主板上市之兩間可資比較公司，該等公司主要從事之業務與中抗糖業之主要業務相近（「可資比較上市公司」）。下表載列代價與可資比較上市公司之代價之比較：

可資比較上市公司名稱	市值 （百萬港元） *（附註1）*	根據二零零六年業績計算之市盈率 （「市盈率」）（倍） *（附註2）*	收市價較每股資產淨值 （折讓）／溢價（倍） *（附註2）*
大成生化科技集團有限公司	7,814.5	15.6	1.5
西王糖業控股有限公司	3,251.8	11.2	2.7
收購事項		**6.5** *（附註3）*	**1.5** *（附註4）*

附註：

1. 按可資比較上市公司股份於最後交易日之收市價為基準計算。
2. 按可資比較上市公司股份於最後交易日之收市價及其各自之最新年度／中期報告為基準計算。
3. 按代價及保證溢利為基準計算。
4. 按代價及中抗糖業於二零零七年七月三十一日之資產淨值為基準計算。

誠如上表顯示，收購事項引伸之市盈率及價格對資產淨值，乃與可資比較上市公司之市盈率及價格對資產淨值相若。儘管收購事項引伸之6.5倍市盈率乃按保證溢利為基準計算，倘未能達致該項保證，則賣方須向中抗糖業以現金補償相等於保證溢利與中抗糖業於截至二零零七年十二月三十一日止年度實際淨溢利之間差額乘以相同倍數6.5得出之金額。

經考慮上述各項後，吾等認為，代價對　貴公司及獨立股東而言屬公平合理。

可能產生之財務影響

盈利及資產淨值

於完成後，中抗糖業將成為 貴公司之全資附屬公司，其溢利及資產基礎將併入 貴集團之賬目內。考慮到代價較中抗糖業於二零零七年七月三十一日之資產淨值高出之溢價，商譽須予確認。董事指出，商譽將根據香港財務報告準則進行年度減值審閱。

營運資金

根據 貴集團截至二零零七年六月三十日止六個月之中期業績， 貴集團於二零零七年六月三十日之現金及銀行結餘約為人民幣406,500,000元。董事認為，儘管支付代價， 貴集團於完成後將有足夠營運資金以應付其營運業務所需。

推薦意見

經考慮上述主要因素及理由後，吾等認為，該協議及其項下擬進行之交易均符合 貴公司及股東之整體利益，而有關條款對 貴公司及獨立股東而言亦屬公平合理。因此，吾等建議獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈以批准該協議及其項下擬進行之交易之普通決議案。

此致

中國製藥集團有限公司之
獨立董事委員會及獨立股東 台照

代表
聯昌國際證券(香港)有限公司
行政副總裁 *高級副總裁*
劉志華 **洪琬貽**
謹啟

二零零七年九月二十日

1. 責任聲明

本通函載有遵照上市規則規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何陳述有誤導成份。

2. 董事權益披露

於最後實際可行日期，董事及本公司主要行政人員於本公司股份及債券或本公司任何相聯法團(定義見證券及期貨條例第XV部)之股份及債券中擁有根據：(a) 證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所；或(b)證券及期貨條例第XV部第352條而須載入該條所述登記冊；或(c)上市公司董事進行證券交易的標準守則而須知會本公司及聯交所之權益及淡倉，載列如下：

於本公司股份、相關股份及債券之權益及淡倉

董事姓名	身份	所持已發行普通股數目	長／短倉	佔本公司已發行股本之概約百分比
蔡東晨	實益擁有人	2,000,000	長倉	0.13%
翟健文	實益擁有人	4,000	長倉	0.00026%

於最後實際可行日期，除上文披露者外，概無授予董事之購股權或衍生工具尚未行使，且董事及本公司主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份或相關股份或債券中概無擁有根據證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所之任何權益或淡倉(包括根據證券及期貨條例之條文彼等被當作或視作擁有之權益或淡倉)；或根據證券及期貨條例第352條而須載入該條所述登記冊之權益或淡倉；或根據上市公司董事進行證券交易的標準守則而須知會本公司及聯交所之權益或淡倉。

董事或聯昌國際概無於本集團任何成員公司自二零零六年十二月三十一日(即本公司最新公佈之經審核財務報表之結算日)以來已收購或出售或租賃之任何資產中擁有任何直接或間接權益。

董事概無於任何於最後實際可行日期存續有效且就本集團業務而言屬重大之合約或安排中擁有重大權益。

3. 主要股東

據董事所知,於最後實際可行日期,除董事或本公司主要行政人員外,下列人士直接或間接擁有附有權利在所有情況下可於本公司之股東大會上投票之任何類別股本面值5%或以上之權益:

主要股東名稱	身份	所持股份數目	佔本公司已發行股本之概約百分比
聯想控股有限公司	受控制公司權益	783,316,161 *(附註)*	50.93%
聯想控股有限公司職工持股會	受控制公司權益	783,316,161 *(附註)*	50.93%
石藥公司	實益擁有人及受控制公司	783,316,161 *(附註)*	50.93%

附註: 就783,316,161股股份而言,773,436,399股股份由石藥公司持有,而9,879,762股股份則由石藥公司之全資附屬公司詩薇公司持有。於最後實際可行日期,石藥公司之全部股權均由聯想控股有限公司持有。

除上述披露者外,據董事所知,並無任何其他人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文而須向本公司披露之權益或淡倉,或直接或間接擁有附有權利在所有情況下可於本公司或其任何附屬公司之股東大會上投票之任何類別股本面值10%或以上之權益或持有涉及該等股本之任何購股權。

4. 專家及同意書

於本通函內提供意見或建議之專家之資格如下：

名稱	資格
聯昌國際	可從事證券及期貨條例項下第1類（證券交易）、第4類（就證券提供意見）及第6類（就機構融資提供意見）受規管活動之持牌法團

聯昌國際已就刊發本通函發出同意書，同意按現有形式及涵義於本通函中載入其函件及引述其名稱，且迄今並無撤回同意書。

聯昌國際並無於本集團任何成員公司之股本中擁有實益權益，亦無擁有任何可認購或提名他人認購本集團任何成員公司之證券之權利（不論可否依法強制執行）。

5. 重大不利變動

於最後實際可行日期，據董事所知，自二零零六年十二月三十一日（即本集團最新公佈之經審核財務報表之結算日）以來，本集團之財務或經營狀況並無任何重大不利變動。

6. 服務合約

於最後實際可行日期，董事並無與本集團任何成員公司訂立任何於一年內不會屆滿或不作賠償（法定賠償除外）而不可終止之服務合約。

7. 競爭權益

於最後實際可行日期，董事或彼等之聯繫人士概無於與本集團業務構成或可能構成競爭之業務中擁有任何權益。

8. 一般資料

(a) 本公司之註冊辦事處位於香港灣仔港灣道18號中環廣場38樓3805室。

(b) 本公司之公司秘書為李嘉士先生（香港律師）。

(c) 本公司之合資格會計師為翟健文先生(會計師)。

(d) 本公司之股份過戶登記處為卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(e) 董事李嘉士先生為胡關李羅律師行之合夥人。該律師行為本公司就收購事項有關香港法律之法律顧問，該行將收取一般專業費用。

(f) 本通函中英文版本如有任何歧異，概以英文版本為準。

9. 訴訟

誠如本公司於二零零五年二月二十二日刊發之公佈所披露，本公司及其一家附屬公司在數項於美國提出之反壟斷申訴中被指名為被告人之一。有關申訴指稱中國若干維生素C生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國反壟斷法。該控訴又指稱美國之維生素C買家就維生素C支付之價格高於倘無指稱之串謀行為則應付之價格，因而蒙受損失。原告人宣稱代表直接買家根據美國聯邦反壟斷法及代表間接買家根據多項州反壟斷法提出此等訴訟。原告人(自稱是多個同類原告人之集體代表)尋求三倍之無指明損害賠償及其他補償。上述公佈刊發後，另有若干性質與該等反壟斷申訴相同之申訴於美國提出。於最後實際可行日期，在不同法院有四宗針對本公司及三宗針對附屬公司之反壟斷申訴已分別送達。本集團之法律顧問已成功將該等案件全部綜合於紐約聯邦法院聆訊。

於二零零六年五月三日，紐約東區美國地區法院法官與被告人及原告人之法律顧問召開首次法院會議。於二零零七年二月，直接買家原告人修訂其申訴書，要求只有並無訂立任何載有仲裁條款之協議之維生素C直接買家才可成為其擬代表之集體買家之一。於二零零七年六月五日，法院基於國家行為、外國主權強制及國際禮儀原則，聽取被告人之駁回動議。法院已詳細考慮該等動議，未知何時作出裁定。

於二零零七年五月至八月已就直接買家案件可否以進行集體訴訟作出陳詞。根據法院最後定下之時間表，事實取證訂於二零零八年二月二十九日前完成；專家取證訂於二零零八年九月十九日前完成；預審聆訊將於二零零八年十一月十一日召開。訴訟仍在集體取證階段。

董事及本公司管理層擬就該等反壟斷申訴之指控積極抗辯。現階段無法對反壟斷申訴之結果作出具有合理準備性之可靠估計。

除上述披露者外，於最後實際可行日期，本集團之成員公司概無涉及任何重大訴訟或仲裁，且據董事所知，本集團成員公司概無任何尚未了結或威脅被提出之重大訴訟或申索。

10. 備查文件

下列文件之副本將於直至股東特別大會舉行日期止（包括該日）期間之一般營業時間內於香港灣仔港灣道18號中環廣場38樓3805室可供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 該協議；

(c) 獨立董事委員會發出之推薦意見函件，全文載於本通函第13頁；

(d) 聯昌國際發出之函件，全文載於本通函第14頁至第18頁；及

(e) 本附錄第4段所述聯昌國際之同意書。



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

茲通告中國製藥集團有限公司(「**本公司**」)之股東謹訂於二零零七年十月十二日星期五上午十時正假座香港灣仔港灣道18號中環廣場38樓3805室舉行股東特別大會(「**大會**」)，以考慮及酌情通過(不論有否修訂)下列決議案為本公司之普通決議案：

普通決議案

「**動議：**

(a) 批准、確認及追認日期為二零零七年八月三十日由作為賣方之石藥集團有限公司及河北宏源化工有限公司(統稱「**賣方**」)與作為買方之石藥集團中禾製藥(內蒙古)有限公司(「**中禾製藥**」，為本公司之全資附屬公司)訂立之協議(其註有「A」字樣之副本已提呈大會並由大會主席簽署以資識別，「**該協議**」)，據此，(其中包括)中禾製藥有條件同意收購石藥集團內蒙古中抗糖業有限公司之全部股本權益；以及批准其項下擬進行之交易；

(b) 授權本公司董事代表本公司按彼等認為就該協議及所有其他連帶事宜或為使其生效而言屬必要、適當、適宜或權宜之情況，作出所有有關行動及事情，簽署及執行所有有關文件、文據及協議，以及採取所有有關措施。」

承董事會命
主席
蔡東晨

香港，二零零七年九月二十日

附註：

(1) 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

(2) 如屬任何股份之聯名登記持有人，任何一名有關人士可親身或由受委代表就該股份於大會上投票，猶如彼為唯一有權投票者，惟倘多於一名該等聯名持有人親身或由受委代表出席大會，則僅上述出席人士中就該股份於股東名冊排名首位之人士有權就該股份投票。

(3) 隨函附奉於大會適用之代表委任表格。

(4) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經核證之有關授權書或授權文件副本，最遲須於大會或續會之指定舉行時間四十八小時前寄交本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室，方為有效。股東填妥及交回代表委任表格後，仍可親身出席大會及於會上投票。

(5) 上文所載普通決議案將以投票方式表決。



中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)



ANNOUNCEMENT IN PURSUANCE OF RULE 13.18

In accordance with the requirements under rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Board of Directors of China Pharmaceutical Group Limited (the "Company") announces certain details of a loan agreement entered into between a syndicate of banks (the "Banks") and the Company on September 28, 2007.

By a loan agreement dated September 28, 2007 (the "Loan Agreement") entered into between the Banks and the Company, a facility in the aggregate amount of HK$300,000,000 (the "Facility") is made available by the Banks to the Company subject to and in accordance with the terms and conditions therein contained. The Facility is a term loan facility with a tenor of 4 years from September 28, 2007. Under the Loan Agreement, it will be an event of default if Shijiazhuang Pharmaceutical Group Company Limited, the controlling shareholder of the Company, ceases to own, directly or indirectly, at least 40% of the voting share capital in the Company and in which event the Facility may become immediately repayable. The Company intends to use the Facility to refinance its existing indebtedness and for its general working capital.

By Order of the Board
Cai Dongchen
Chairman

Hong Kong, September 28, 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.



(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

EXTRAORDINARY GENERAL MEETING HELD ON 12 OCTOBER 2007 POLL RESULTS

At the extraordinary general meeting of the Company held on 12 October 2007, the ordinary resolution to approve the Acquisition was duly passed by the Independent Shareholders by way of poll.

Reference is made to the circular of China Pharmaceutical Group Limited dated 20 September 2007 (the "Circular") in relation to the Acquisition. Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that at the EGM held on 12 October 2007, the ordinary resolution proposed to approve the Acquisition (the "Ordinary Resolution") was duly passed by the Independent Shareholders by way of poll. The Company's share registrar, Tricor Secretaries Limited, was appointed as scrutineer of the vote-taking at the EGM.

The poll result in respect of the Ordinary Resolution passed at the EGM was as follows:

Ordinary Resolution (Note)	No. of Votes (%)	
	For	Against
To approve the Acquisition	241,392,906 (100%)	0 (0%)

Note: The full text of the Ordinary Resolution is set out in the EGM Notice.

The resolution was duly passed as an ordinary resolution.

As at the date of the EGM, the total number of issued shares of the Company was 1,538,124,661 Shares. In view of the interests of SPG in the Acquisition, SPG and its associates (as defined in the Listing Rules) who beneficially own an aggregate of 783,316,161 Shares, representing approximately 50.93% of the issued share capital of the Company, abstained from voting on the Ordinary Resolution. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolution at the EGM was 754,808,500 Shares, representing approximately 49.07% of the Company's total number

of Shares in issue. There was no shareholder who was entitled to attend the EGM but was only entitled to vote against the Ordinary Resolution.

By Order of the Board
Cai Dongchen
Chairman

Hong Kong, 12 October 2007

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 31 December 2004 and the circular of the Company dated 24 January 2005 setting out, inter alia, particulars of the continuing connected transactions in relation to the purchase of chemical products by each of Hebei Zhongrun and Zhonghe Pharmaceutical from Hong Yuan for a period of three years commencing from 1 January 2005 under the Zhonghe Agreement and the Zhongrun Agreement.

The Zhonghe Agreement and the Zhongrun Agreement will terminate on 31 December 2007. On 29 November 2007, Heibei Zhongrun and Hong Yuan entered into the New Zhongrun Agreement and Zhonghe Pharmaceutical and Hong Yuan entered into the New Zhonghe Agreement in relation to purchase of chemical products.

As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 50.93% of the issued share capital of the Company, transactions between each of the subsidiaries of the Company as mentioned above and Hong Yuan of the SPG Group constitute connected transactions for the Company under the Listing Rules. Furthermore, the Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and are subject to the disclosure requirements under Rules 14A.45 and 14A.47 of the Listing Rules and the approval of the Independent Shareholders under Rule 14A.48 of the Listing Rules.

The Independent Board Committee will be formed to consider and advise the Independent Shareholders on the terms of the Continuing Connected Transactions and the Caps, and will appoint an independent financial adviser to advise the Independent Board Committee. A circular containing, among other things, details of the Continuing Connected Transactions, the recommendation of the Independent Board Committee, an advice of the independent financial adviser together with a notice to convene the EGM to approve the Continuing Connected Transactions and the Caps will be issued to the Shareholders as soon as practicable.

SPG, being the controlling Shareholder and its associates will abstain from voting on the resolutions approving the Continuing Connected Transactions and the Caps to be proposed at the EGM.

BACKGROUND

Reference is made to the announcement of the Company dated 31 December 2004 and the circular of the Company dated 24 January 2005 setting out, inter alia, particulars of the continuing connected transactions in relation to the purchase of chemical products by each of Hebei Zhongrun and Zhonghe Pharmaceutical from Hong Yuan for a period of three years commencing from 1 January 2005 under the Zhonghe Agreement and the Zhongrun Agreement. The Zhonghe Agreement and the Zhongrun Agreement were approved by the Shareholders at the extraordinary general meeting of the Company held on 21 February 2005.

The Zhonghe Agreement and the Zhongrun Agreement will terminate on 31 December 2007.

On 29 November 2007, Heibei Zhongrun and Hong Yuan entered into the New Zhongrun Agreement and Zhonghe Pharmaceutical and Hong Yuan entered into the New Zhonghe Agreement in relation to purchase of chemical products.

CONTINUING CONNECTED TRANSACTIONS

(i) Purchase of chemical products by Hebei Zhongrun

Parties: (1) Hebei Zhongrun
(2) Hong Yuan

For the period from 1 January 2005 to the date of this announcement, Hebei Zhongrun purchased chemical products from Hong Yuan under the Zhongrun Agreement. The amount of purchases of chemical products by Heibei Zhongrun from Hong Yuan for the two financial years ended 31 December 2006 and the nine months ended 30 September 2007 amounted to approximately RMB56,294,000 (equivalent to approximately HK$57,983,000), RMB68,098,000 (equivalent to approximately HK$70,141,000) and RMB47,564,000 (equivalent to approximately HK$48,991,000) respectively.

(ii) Purchase of chemical products by Zhonghe Pharmaceutical

Parties: (1) Zhonghe Pharmaceutical
(2) Hong Yuan

For the period from 1 January 2005 to the date of this announcement, Zhonghe Pharmaceutical purchased chemical products from Hong Yuan under the Zhonghe Agreement. The amount of purchases of chemical products by Zhonghe Pharmaceutical from Hong Yuan for the two financial years ended 31 December 2006 and the nine months ended 30 September 2007 amounted to approximately RMB22,739,000 (equivalent to approximately HK$23,421,000), RMB49,463,000 (equivalent to approximately HK$50,947,000) and RMB47,807,000 (equivalent to approximately HK$49,241,000) respectively.

The amount of purchases of chemical products by the Group from the SPG Group for the two financial years ended 31 December 2006 and the nine months ended 30 September 2007 amounted to approximately RMB79,033,000 (equivalent to approximately HK$81,404,000), RMB117,561,000 (equivalent to approximately HK$121,088,000) and RMB95,371,000 (equivalent to approximately HK$98,232,000) respectively. The annual caps under the Zhonghe Agreement and Zhongrun Agreement for the three financial years ended 31 December 2007 are HK$147,840,000, HK$206,080,000 and HK$236,992,000 respectively.

Conditional upon the requisite resolution being passed by the Independent Shareholders at the EGM approving the Continuing Connected Transactions and the Caps, each of Hebei Zhongrun and Zhonghe Pharmaceutical will purchase from Hong Yuan chemical products including but not limited to D(-) parahydroxy phenylglycine dane salt and D(-) phenylglycine dane salt as raw materials for the production of antibiotics including but not limited to amoxicillin, ampicillin and ampicillin sodium. The purchase prices of such products to be paid by the Group to Hong Yuan will be reached after arm's length negotiation between the Group and Hong Yuan by reference to market price either on normal commercial terms or, if there is no available comparison, on terms no less favourable than those which may be obtained by the Group from Independent Third Parties. The term of each of the New Zhonghe Agreement and the New Zhongrun Agreement is three years from 1 January 2008 to 31 December 2010.

PROPOSED ANNUAL CAPS

For each of the three financial years ending 31 December 2010, the proposed maximum aggregate value for the Continuing Connected Transactions are as follows:

	financial year ending 31 December		
	2008	**2009**	**2010**
	RMB	*RMB*	*RMB*
Annual cap	237,377,000	298,812,000	373,337,000

The purchase price of D(-) parahydroxy phenylglcine dane salt has increased significantly in recent months. The current market price of the salt is approximately 10% higher than the price as at the beginning of this year. In light of the current trend, it is anticipated that the purchase price for the salt will further increase. The bases of the Cap amounts are determined by reference to the current market prices of the chemical products (allowing for 15% increase in the market prices for each of 2008, 2009 and 2010) and the expected output of the products of the Group and the new purchase of D(-) phenylglycine dane salt from Hong Yuan by the Group. The output of the products of the Group is expected to increase for the three years ending 31 December 2010 as a result of a higher utilization rate of the production capacity.

REASONS FOR THE TRANSACTIONS

The principal activity of the Company is investment holding. The principal activities of the subsidiaries of the Company are manufacture and sales of pharmaceutical products.

Hong Yuan is principally engaged in manufacture and sales of chemical products.

By entering into the Continuing Connected Transactions, the Group will be benefited from having a reliable source of supply of raw materials from Hong Yuan. The Directors (excluding the independent non-executive Directors who will be appointed as members of the Independent Board Committee to advise the Independent Shareholders in respect of the Continuing Connected Transactions and will provide their views after considering the opinion of the independent financial adviser) consider that the terms of the Continuing Connected Transactions have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof and the Caps are fair and reasonable and are in the best interests of the Group and the Shareholders as a whole.

LISTING RULES REQUIREMENTS

As the Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules, they will be subject to the reporting requirements under Rules 14A.45 and 14A.47 of the Listing Rules, the annual review requirement under Rules 14A.37 to 14A.41 of the Listing Rules and are subject to independent shareholders' approval at general meeting by way of poll under Rule 14A.35(4) of the Listing Rules. The Company will seek approval from the Independent Shareholders of the Continuing Connected Transactions and the Caps on the condition that for each of the three financial years ending 31 December 2010, the annual aggregate value of the Continuing Connected Transactions will not exceed RMB237,377,000 (equivalent to approximately HK$244,498,000), RMB298,812,000 (equivalent to approximately HK$307,776,000) and RMB373,337,000 (equivalent to approximately HK$384,537,000) respectively.

To the best knowledge of the Directors, the Company has not entered into any other prior transactions with Hong Yuan and SPG and their ultimate beneficial owners which require aggregation under Rule 14A.25 of the Listing Rules

GENERAL

As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 50.93% of the issued share capital of the Company, the Continuing Connected Transactions constitute connected transactions of the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

In view of the interests of the SPG Group in the Continuing Connected Transactions, the SPG Group and its associates will abstain from voting in relation to the resolution approving the Continuing Connected Transactions and the Caps at the EGM. An independent board committee of the Company will be formed to advise the Independent Shareholders on whether or not the terms of the Continuing Connected Transactions including the Caps are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee regarding the terms of the Continuing Connected Transactions and the Caps.

A circular containing particulars of the Continuing Connected Transactions, letter from the Independent Board Committee, an opinion of the independent financial adviser together with a notice to convene the EGM to approve the Continuing Connected Transactions and the Caps will be despatched to the Shareholders as soon as practicable.

DEFINITION

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Caps"	the annual caps of the Continuing Connected Transactions
"Continuing Connected Transactions"	the continuing connected transactions between the Group and Hong Yuan in respect of the purchase of chemical products as contemplated under the New Zhonghe Agreement and the New Zhongrun Agreement
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be held to approve the Continuing Connected Transactions and the Caps
"Group"	the Company together with its subsidiaries
"Hebei Zhongrun"	石藥集團河北中潤製藥有限公司 (Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co. Limited), a Sino-foreign equity joint venture company established in the PRC and 99.21% of the equity interest of which is owned by the Company and the remaining 0.79% is owned by SPG
"Hong Yuan"	河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited), a company established in the PRC and 100% of the equity interest of which is indirectly owned by SPG
"Independent Board Committee"	an independent committee of the Board comprising all the independent non-executive Directors

"Independent Shareholders"	Shareholders other than the SPG Group and its associates
"Independent Third Party"	persons who, to the best of the Directors' knowledge, are not connected persons of the Company (as defined in the Listing Rules) and are third parties independent of the Company and its connected persons
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Zhonghe Agreement"	the product sales and purchase agreement dated 29 November 2007 entered into between Hong Yuan and Zhonghe Pharmaceutical in relation to the sale and purchase of chemical products for the period from 1 January 2008 to 31 December 2010
"New Zhongrun Agreement"	the product sales and purchase agreement dated 29 November 2007 entered into between Hong Yuan and Hebei Zhongrun in relation to the sale and purchase of chemical products for the period from 1 January 2008 to 31 December 2010
"PRC"	the People's Republic of China
"Shareholder(s)"	the holder(s) of the shares of the Company
"SPG"	石藥集團有限公司 (Shijiazhuang Pharmaceutical Group Company Limited), a limited liability company established in the PRC and the controlling Shareholder and beneficially owned by Legend Holdings Limited
"SPG Group"	SPG together with its subsidiary excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Zhonghe Agreement"	the product sales and purchase agreement dated 31 December 2004 entered into between Hong Yuan and Zhonghe Pharmaceutical in relation to the sale and purchase of chemical products for the period from 1 January 2005 to 31 December 2007
"Zhonghe Pharmaceutical"	石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited), a foreign investment company established in the PRC and a wholly-owned subsidiary of the Company
"Zhongrun Agreement"	the product sales and purchase agreement dated 31 December 2004 entered into between Hong Yuan and Hebei Zhongrun in relation to the sale and purchase of chemical products for the period from 1 January 2005 to 31 December 2007

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

By Order of the Board
Cai Dongchen
Chairman

Hong Kong, 29 November 2007

English names of the PRC established companies in this announcement are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.

Unless otherwise specified in this announcement, amounts denominated in RMB have been converted, for the purpose of illustration only, into HK$ at the rate of RMB1.00 = HK$1.03. No representation is made that any amounts in HK$ or RMB can be or could have been converted at the relevant dates at the above rate or any other rates at all.

As at the date of this announcement, the Board comprises of eight executive Directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive Director, namely Mr. Lee Ka Sze, Carmelo; and four independent non-executive Directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.


中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of China Pharmaceutical Group Limited (the "Company") announces that a meeting of the Board will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Hong Kong on Thursday, December 13, 2007 at 12:00 noon to approve, among other matters, the unaudited results of the Company and its subsidiaries for the nine months ended September 30, 2007.

For and on behalf of
China Pharmaceutical Group Limited
Cai Dongchen
Chairman

Hong Kong, December 3, 2007

As at the date of this notification, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.


中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**Meeting**") of the shareholders of CHINA PHARMACEUTICAL GROUP LIMITED (the "**Company**") will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, 28 December 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the product sales and purchase agreement dated 29 November 2007 entered into between each of 石藥集團河北中潤製藥有限公司 (Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co. Limited) ("**Hebei Zhongrun**"), a subsidiary of the Company, with 河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited) ("**Hong Yuan**") (a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, the "**Zhongrun Agreement**"), and the product sales and purchase agreement dated 29 November 2007 entered into between 石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited) and Hong Yuan (a copy of which is produced to the Meeting marked "B" and signed by the chairman of the Meeting for the purpose of identification, the "**Zhonghe Agreement**") in respect of the purchase of certain chemical products (the "**Continuing Connected Transactions**") be and are hereby approved, ratified and confirmed and the annual limits for the Continuing Connected Transactions for the three financial years ending 31 December 2010 being RMB237,377,000, RMB298,812,000 and RMB373,337,000 respectively and any transactions which may be entered into pursuant to or in connection with the Continuing Connected Transactions be and are hereby generally and unconditionally approved; and

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to do such further acts and things and execute further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or to give effect to the Continuing Connected Transactions."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, 11 December 2007

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited at the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(5) The Ordinary Resolution as set out above will be determined by way of a poll.

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Pharmaceutical Group Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

CONTINUING CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee and Independent Shareholders


CIMB

CIMB-GK Securities (HK) Limited

A notice convening the Extraordinary General Meeting of China Pharmaceutical Group Limited to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, 28 December 2007 at 10:00 a.m. is set out on pages 22 to 23 of this circular. Whether or not you propose to attend the Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

Hong Kong, 11 December 2007

CONTENTS

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

"Announcement"	the announcement of the Company dated 29 November 2007 relating to the Continuing Connected Transactions
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or a Sunday) on which licensed banks are generally open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities
"Caps"	the annual caps of the Continuing Connected Transactions
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser to the Independent Board Committee in respect of the Continuing Connected Transactions and the Caps
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of Stock Exchange
"Continuing Connected Transactions"	the continuing connected transactions between the Group and Hong Yuan in respect of the purchase of chemical products as contemplated under the New Zhonghe Agreement and the New Zhongrun Agreement
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be held to consider and, if thought fit, approve the Continuing Connected Transactions and the Caps
"EGM Notice"	the notice convening the EGM as set on pages 22 to 23 of this circular

"Group"	the Company together with its subsidiaries
"Hebei Zhongrun"	石藥集團河北中潤製藥有限公司 (Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co. Limited), a Sino-foreign equity joint venture company established in the PRC and 99.21% of the equity interest of which is owned by the Company and the remaining 0.79% is owned by SPG
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Yuan"	河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited), a company established in the PRC and 100% of the equity interest of which is indirectly owned by SPG
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive Directors, namely, Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard
"Independent Shareholders"	Shareholders other than the SPG Group and its associates
"Independent Third Party"	persons who, to the best of the Directors' knowledge, are not connected persons of the Company (as defined in the Listing Rules) and are third parties independent of the Company and its connected persons
"Latest Practicable Date"	6 December 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Zhonghe Agreement"	the product sales and purchase agreement dated 29 November 2007 entered into between Hong Yuan and Zhonghe Pharmaceutical in relation to the sale and purchase of chemical products for the period from 1 January 2008 to 31 December 2010

"New Zhongrun Agreement"	the product sales and purchase agreement dated 29 November 2007 entered into between Hong Yuan and Hebei Zhongrun in relation to the sale and purchase of chemical products for the period from 1 January 2008 to 31 December 2010
"PRC"	the People's Republic of China
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholder(s)"	holder(s) of the Share(s)
"Shares"	shares of HK$0.10 each of the Company
"SPG Group"	SPG together with its subsidiaries excluding the Group
"SPG"	石藥集團有限公司 (Shijiazhuang Pharmaceutical Group Company Limited), a limited liability company established in the PRC and the controlling Shareholder and beneficially owned by Legend Holdings Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	shall have the meaning ascribed to it under the Companies Ordinance
"substantial shareholder"	shall have the meaning ascribed to it under the Listing Rules
"Zhonghe Agreement"	the product sales and purchase agreement dated 31 December 2004 entered into between Hong Yuan and Zhonghe Pharmaceutical in relation to the sale and purchase of chemical products for the period from 1 January 2005 to 31 December 2007
"Zhonghe Pharmaceutical"	石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited), a foreign investment company established in the PRC and a wholly-owned subsidiary of the Company
"Zhongrun Agreement"	the product sales and purchase agreement dated 31 December 2004 entered into between Hong Yuan and Hebei Zhongrun in relation to the sale and purchase of chemical products for the period from 1 January 2005 to 31 December 2007

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

Unless otherwise specified in this circular, amounts denominated in RMB have been converted, for the purpose of illustration only, into HK$ at the rate of RMB1.00=HK$1.03. No representation is made that any amounts in HK$ or RMB can be or could have been converted at the relevant dates at the above rate or any other rates at all.

English names of the PRC established companies in this circular are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

Executive Directors:
CAI Dongchen
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard

Registered Office:
Room 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

11 December 2007

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

I. INTRODUCTION

The Board refers to the announcement of the Company dated 31 December 2004 and the circular of the Company dated 24 January 2005 which set out, inter alia, particulars of the continuing connected transactions in relation to the purchase of chemical products by each of Hebei Zhongrun and Zhonghe Pharmaceutical from Hong Yuan for a period of three years commencing from 1 January 2005 under the Zhonghe Agreement and the Zhongrun Agreement. The Zhonghe Agreement and the Zhongrun

Agreement were approved by the Shareholders at the extraordinary general meeting of the Company held on 21 February 2005. The Zhonghe Agreement and the Zhongrun Agreement will terminate on 31 December 2007.

On 29 November 2007, Hebei Zhongrun and Hong Yuan entered into the New Zhongrun Agreement and Zhonghe Pharmaceutical and Hong Yuan entered into the New Zhonghe Agreement *in relation to purchase of chemical products.*

The purposes of this circular are: (i) to provide you with further information regarding the Continuing Connected Transactions; (ii) to set out the letter of advice from CIMB-GK to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Continuing Connected Transactions and the Caps; (iii) to set out the recommendation and opinion of the Independent Board Committee after taking into consideration of the advice of CIMB-GK in relation to the terms of the Continuing Connected Transactions and the Caps; and (iv) to give you notice of the EGM to consider and if thought fit, to approve the resolution relating to the Continuing Connected Transactions and the Caps at the EGM.

2. CONTINUING CONNECTED TRANSACTIONS

(i) Purchase of chemical products by Hebei Zhongrun

Parties: (1) Hebei Zhongrun; and

(2) Hong Yuan.

For the period from 1 January 2005 to the Latest Practicable Date, Hebei Zhongrun purchased chemical products from Hong Yuan under the Zhongrun Agreement. The amount of purchases of chemical products by Heibei Zhongrun from Hong Yuan for the two financial years ended 31 December 2006 and the nine months ended 30 September 2007 amounted to approximately RMB56,294,000 (equivalent to approximately HK$57,983,000), RMB68,098,000 (equivalent to approximately HK$70,141,000) and RMB47,564,000 (equivalent to approximately HK$48,991,000) respectively.

(ii) Purchase of chemical products by Zhonghe Pharmaceutical

Parties: (1) Zhonghe Pharmaceutical; and

(2) Hong Yuan

For the period from 1 January 2005 to the Latest Practicable Date, Zhonghe Pharmaceutical purchased chemical products from Hong Yuan under the Zhonghe Agreement. The amount of purchases of chemical products by Zhonghe Pharmaceutical from Hong Yuan for the two financial years ended 31 December 2006 and the nine months ended 30 September 2007 amounted to approximately RMB22,739,000 (equivalent to approximately HK$23,421,000), RMB49,463,000 (equivalent to approximately HK$50,947,000) and RMB47,807,000 (equivalent to approximately HK$49,241,000) respectively.

The amount of purchases of chemical products by the Group from the SPG Group for the two financial years ended 31 December 2006 and the nine months ended 30 September 2007 amounted to approximately RMB79,033,000 (equivalent to approximately HK$81,404,000), RMB117,561,000 (equivalent to approximately HK$121,088,000) and RMB95,371,000 (equivalent to approximately HK$98,232,000) respectively. The annual caps under the Zhonghe Agreement and Zhongrun Agreement for the three financial years ended 31 December 2007 are HK$147,840,000, HK$206,080,000 and HK$236,992,000 respectively.

Conditional upon the requisite resolution being passed by the Independent Shareholders at the EGM approving the Continuing Connected Transactions and the Caps, each of Hebei Zhongrun and Zhonghe Pharmaceutical will purchase from Hong Yuan chemical products including but not limited to D(-) parahydroxy phenylglycine dane salt and D(-) phenylglycine dane salt as raw materials for the production of antibiotics including but not limited to amoxicillin, ampicillin and ampicillin sodium. The purchase prices of such products to be paid by the Group to Hong Yuan will be reached after arm's length negotiation between the Group and Hong Yuan by reference to market price either on normal commercial terms or, if there is no available comparison, on terms no less favourable than those which may be obtained by the Group from Independent Third Parties. The term of each of the New Zhonghe Agreement and the New Zhongrun Agreement is three years from 1 January 2008 to 31 December 2010.

3. PROPOSED ANNUAL CAPS

For each of the three financial years ending 31 December 2010, the proposed maximum aggregate value for the Continuing Connected Transactions are as follows:

	Financial year ending 31 December		
	2008	2009	2010
	RMB	*RMB*	*RMB*
Annual cap	237,377,000	298,812,000	373,337,000

The purchase price of D(-) parahydroxy phenylglcine dane salt has increased significantly in recent months. The current market price of the salt is approximately 10% higher than the price as at the beginning of this year. In light of the current trend, it is anticipated that the purchase price for the salt will further increase. The bases of the Caps are determined by reference to the current market prices of the chemical products (allowing for 15% increase in the market prices for each of 2008, 2009 and 2010) and the expected output of the products of the Group and the new purchase of D(-) phenylglycine dane salt from Hong Yuan by the Group. The output of the products of the Group is expected to increase for the three years ending 31 December 2010 as a result of a higher utilization rate of the production capacity.

4. REASONS FOR THE TRANSACTIONS

By entering into the Continuing Connected Transactions, the Group will be benefited from having a reliable source of supply of raw materials from Hong Yuan. The Directors (including the independent non-executive Directors) consider that the terms of the Continuing Connected Transactions have been negotiated on an arm's length basis and on normal commercial terms and the terms thereof and the Caps are fair and reasonable and are in the best interests of the Group and the Shareholders as a whole.

5. LISTING RULES REQUIREMENTS

As the Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules, they will be subject to the reporting requirements under Rules 14A.45 and 14A.46 of the Listing Rules, the annual review requirement under Rules 14A.37 to 14A.41 of the Listing Rules and are subject to independent shareholders' approval at general meeting by way of poll under Rule 14A.35(4) of the Listing Rules. The Company will seek approval from the Independent Shareholders of the Continuing Connected Transactions and the Caps on the condition that for each of the three financial years ending 31 December 2010, the annual aggregate value of the Continuing Connected Transactions will not exceed RMB237,377,000 (equivalent to approximately HK$244,498,000), RMB298,812,000 (equivalent to approximately HK$307,776,000) and RMB373,337,000 (equivalent to approximately HK$384,537,000) respectively.

6. INFORMATION ON THE COUNTERPARTIES

The principle activity of the Company is investment holding. The principle activities of the subsidiaries of the Company are manufacture and sales of pharmaceutical products.

Hong Yuan is principally engaged in manufacture and sales of chemical products and 100% of the equity interest of which is indirectly owned by SPG.

SPG is an enterprise established in the PRC and is an investment holding company. SPG and its subsidiaries are primarily engaged in the manufacturing and trading of pharmaceutical and chemical products.

7. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 73 of the articles of association of the Company, at any general meeting resolutions put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded:

(a) by the chairman of the meeting; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding Share conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

8. EXTRAORDINARY GENERAL MEETING

Set out on pages 22 to 23 of this circular is the notice convening the EGM at which ordinary resolution will be proposed to approve the Continuing Connected Transactions and the Caps.

SPG, being the controlling Shareholder, beneficially owning approximately 50.926% of the share capital of the Company at the Latest Practicable Date, and its associates will abstain from voting on the resolution approving the Continuing Connected Transactions and the Caps to be proposed at the EGM.

The votes to be taken at the EGM will be taken by poll, an announcement of the results of which will be published on the Business Day following the EGM.

9. ACTION TO BE TAKEN

A proxy form for use at the EGM is enclosed herein. Whether or not you intend to attend the EGM, you are requested to complete the proxy from and return it to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the EGM. Delivery of a proxy form will not preclude Shareholders from attending and voting in person at the EGM if they so wish.

10. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 11 to 12 of this circular which contains its recommendation to the Independent Shareholders. The Independent Board Committee, having taken into account the advice of CIMB-GK, considers that the terms of the Continuing Connected Transactions are on normal commercial terms in the ordinary and usual course of business of the Group and the terms thereof and the Caps are in the interest of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Board and the Independent Board Committee recommend that the Independent Shareholders should vote in favour of the resolution as set out in the EGM Notice.

Your attention is also drawn to the additional information set out in the appendix to this circular.

By Order of the Board
CAI Dongchen
Chairman

The following is the text of a letter of recommendation from the Independent Board Committee which has been prepared for the purpose of inclusion in this circular.


中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

11 December 2007

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 11 December 2007 (the "**Circular**") to the Shareholders, of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

CIMB-GK has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 13 to 17 of the Circular.

Your attention is drawn to the letter from the Board set out on pages 5 to 10 of the Circular and the general information set out in the appendix.

Having taken into account the terms of the Continuing Connected Transactions, and the advice given by CIMB-GK, we consider that the terms of the Continuing Connected Transactions are on normal commercial terms in the ordinary and usual course of business of the Group and the terms thereof and the Caps are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders

are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution approving the Continuing Connected Transactions and the Caps to be proposed at the EGM.

Yours faithfully,
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard
Independent Board Committee

The following is the text of a letter of advice to the Independent Board Committee and the Independent Shareholders from CIMB-GK prepared for the purpose of incorporation in this circular:



CIMB-GK SECURITIES (HK) LIMITED

25/F Central Tower
28 Queen's Road Central
Hong Kong

11 December 2007

To the Independent Board Committee and the Independent Shareholders of China Pharmaceutical Group Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions and the Caps contemplated under the New Zhonghe Agreement and the New Zhongrun Agreement. Details of the terms of the Continuing Connected Transactions are set out in the letter from the Board contained in the circular of the Company dated 11 December 2007 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular as well as the representations made or provided by the Directors and senior management of the Company. The Directors have declared in a responsibility statement set out in the Appendix to the Circular that they jointly and severally accept full responsibility for the accuracy of the information contained and representations made in the Circular. We have also assumed that the information and the Directors' representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained and the Directors' representations made in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, SPG or any of its subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion for the Continuing Connected Transactions (including the Caps) contemplated under the New Zhonghe Agreement and the New Zhongrun Agreement, we have considered the following principal factors and reasons:

Background and rationale

The Group is principally engaged in the manufacture and sale of pharmaceutical products while Hong Yuan is principally engaged in the manufacture and sale of chemical products.

Each of Hebei Zhongrun and Zhonghe Pharmaceutical has been engaged in similar transactions with Hong Yuan since 2005 pursuant to the Zhonghe Agreement and the Zhongrun Agreement, respectively, which will expire on 31 December 2007. On 29 November 2007, Heibei Zhongrun and Zhonghe Pharmaceutical entered into the New Zhongrun Agreement and the New Zhonghe Agreement with Hong Yuan, respectively, in relation to purchase of chemical products, including but not limited to D (-) parahydroxy phenylglycine dane salt and D (-) phenylglycine dane salt as raw materials for the production of antibiotics including but not limited to amoxicillin, ampicillin and ampicillin sodium.

The Directors consider that by entering into the Continuing Connected Transactions, the Group will have a reliable source of supply of the quality raw materials from Hong Yuan.

Given the above and the fact that i) the nature of the Continuing Connected Transactions relates to the Group's principal business and operations; and ii) the Continuing Connected Transactions contemplated under the New Zhonghe Agreement and the New Zhongrun Agreement will be based on normal commercial terms on an arm's length basis as elaborated below, we consider that the Continuing Connected Transactions are in the interest of the Company and the Shareholders as a whole.

Basis of determination

The New Zhonghe Agreement and the New Zhongrun Agreement

Pursuant to the New Zhonghe Agreement and the New Zhongrun Agreement, the purchase prices of chemical products to be paid by the Group to Hong Yuan will be reached after arm's length negotiation between the Group and Hong Yuan by reference to market price either on normal commercial terms or, if there is no available comparison, on terms no less favourable than those which may be obtained by the Group from the Independent Third Party. Based on information provided by the Company, we note that the unit purchase prices of chemical products charged by Hong Yuan to the Group were not less favorable than those charged by Independent Third Party to the Group.

Views

Having considered the above, we consider that the terms of the New Zhonghe Agreement and the New Zhongrun Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Caps

For the years ended 31 December 2005, 2006 and the nine months ended 30 September 2007, the annual aggregate value of the chemical products purchased by the Group contemplated under the Zhonghe Agreement and the Zhongrun Agreement amounted to approximately RMB79,033,000 (equivalent to approximately HK$81,404,000), RMB117,561,000 (equivalent to approximately HK$121,088,000) and RMB95,371,000 (equivalent to approximately HK$98,232,000) respectively. The annual caps under the Zhonghe Agreement and Zhongrun Agreement for the three financial years ended 31 December 2007 are HK$147,840,000, HK$206,080,000 and HK$236,992,000 respectively.

The following table sets out the respective proposed Caps for the New Zhonghe Agreement and the New Zhongrun Agreement for the three years ending 31 December 2010.

Caps for the year ending 31 December		
2008	**2009**	**2010**
RMB	*RMB*	*RMB*
237,377,000	298,812,000	373,337,000

The proposed Caps have been principally determined by the Directors with reference to the following factors:

1. the current market prices of the chemical products (allowing for 15% increase in the market prices for each of 2008, 2009 and 2010);

2. the expected production output of amoxicillin, ampicillin and ampicillin sodium of the Group; and

3. the new purchase of D(-) phenylglycine dane salt from Hong Yuan by the Group for the production of ampicillin and ampicillin sodium.

As advised by the Directors, the purchase price *of* D(-) parahydroxy phenylglcine dane salt has increased in recent months. Based on information provided by the Company, we noted such recent increase in price of D(-) parahydroxy phenylglycine dane salt. The Directors also advised that due to the projected growth in market demand for amoxicillin and the available unutilized production capacity of the Group, the Company expects to increase its output of amoxicillin.

Views

Given the above, we are of the view that the Caps are fair and reasonable so far as the Company and the Independent Shareholders are concerned. However, as the Caps relate to future events and are based on assumptions which may or may not remain valid for the entire period up to 31 December 2010, consequently, we express no opinion as to how closely the actual amount to be incurred under the Continuing Connected Transactions contemplated under the New Zhonghe Agreement and the New Zhongrun Agreement will correspond with the Caps.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, we consider that the New Zhonghe Agreement and the New Zhongrun Agreement are in the interests of the Company and the Shareholders as a whole, and the terms thereof including the Caps are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders to vote in favor of the resolution to be proposed at the EGM to approve the New Zhonghe Agreement and the New Zhongrun Agreement as well as the adoption of the Caps.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) LIMITED

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF DIRECTORS' INTEREST

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares and debentures of the Company or the shares and debentures of any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO, to be notified to the Company and the Stock Exchange; or (b) section 352 of Part XV of the SFO, to be entered in the register referred to therein; or (c) the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange, were as follows:

Interests and short positions in Shares, underlying shares and debentures of the Company

Name of Director Capacity	Capacity	Number of issued ordinary shares held	Long/short position	Approximate percentage of the issued share capital of the Company
Chak Kin Man	Beneficial Owner	4,000	Long	0.00026%

Save as disclosed above, as at the Latest Practicable Date, there was no outstanding share options or derivative instruments granted to the Directors and none of the Directors and the chief executive of the Company had any interest or short positions in the Shares or underlying Shares or interest in debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

None of the Directors or CIMB-GK has any direct or indirect interest in any assets which have since 31 December 2006 (being the date which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to any member of the Group.

None of the Directors is materially interested in any contract or arrangement entered subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date the following persons (other than Directors or the chief executive of the Company), so far as is known to any Director, were directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of substantial shareholder	Capacity	Number of Shares held	Approximate percentage of the issued share capital of the Capital
聯想控股有限公司 (Legend Holdings Limited)	Interest of a controlled corporation	783,316,161 *(Note)*	50.93%
聯想控股有限公司 職工持股會 (Employees' Shareholding Society of Legend Holdings Ltd)	Interest of a controlled corporation	783,316,161 *(Note)*	50.93%
SPG	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%

Note: In respect of the 783,316,161 Shares, 773,436,399 Shares are held by SPG and 9,879,762 Shares are held by *China Charmaine* Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG. The entire shareholding interest of SPG is held by Legend Holdings Limited as at the Latest Practicable Date.

Save as disclosed, so far as are known to the Directors, there is no person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any of its subsidiaries or held any option in respect of such capital.

4. EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion or advice which is contained in this circular:

Name	Qualification
CIMB-GK	a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

CIMB-GK has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

CIMB-GK is not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

5. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited financial statements of the Group were made up.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into a service contract with any member of the Group which does not expire or is not terminable within one year without payment of compensation (other than statutory compensation).

7. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their associates has any interest in a business which competes or may compete with the business of the Group.

8. GENERAL

(a) The share registrar and transfer office of the Company is Tricor Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(b) Mr. Lee Ka Sze, Carmelo, one of the Directors, is a partner of Woo Kwan Lee & Lo, legal adviser of the Company with respect to Hong Kong law in connection with the Continuing Connected Transactions, which firm will receive normal professional fees.

(c) The English text of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong up to and including the date of the EGM:

(a) the New Zhonghe Agreement and the New Zhongrun Agreement;

(b) the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 11 to 12 of this circular;

(c) the letter issued by CIMB-GK, the text of which is set out on pages 13 to 17 of this circular; and

(d) the written consent of CIMB-GK referred to in paragraph 4 in this appendix.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordina
(Stock Code: 1093)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**Meeting**") of the shareholders of CHINA PHARMACEUTICAL GROUP LIMITED (the "**Company**") will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, 28 December 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the product sales and purchase agreement dated 29 November 2007 entered into between each of 石藥集團河北中潤製藥有限公司 (Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co. Limited) ("**Hebei Zhongrun**"), a subsidiary of the Company, with 河北宏源化工有限公司 (Hebei Hong Yuan Chemical Co. Limited) ("**Hong Yuan**") (a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, the "**Zhongrun Agreement**"), and the product sales and purchase agreement dated 29 November 2007 entered into between 石藥集團中禾製藥(內蒙古)有限公司 (Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co. Limited) and Hong Yuan (a copy of which is produced to the Meeting marked "B" and signed by the chairman of the Meeting for the purpose of identification, the "**Zhonghe Agreement**") in respect of the purchase of certain chemical products (the "**Continuing Connected Transactions**") be and are hereby approved, ratified and confirmed and the annual limits for the Continuing Connected Transactions for the three financial years ending 31 December 2010 being RMB237,377,000, RMB298,812,000 and RMB373,337,000 respectively and any transactions which may be entered into pursuant to or in connection with the Continuing Connected Transactions be and are hereby generally and unconditionally approved; and

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to do such further acts and things and execute further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or to give effect to the Continuing Connected Transactions."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, 11 December 2007

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited at the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(5) The Ordinary Resolution as set out above will be determined by way of a poll.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥集團有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣之銀行、持牌證券交易商或其他代理，以便轉交買主或承讓人。



中國製藥集團有限公司
China Pharmaceutical
Group Limited

（根據公司條例於香港註冊成立）

（股份代號：1093）

持續關連交易

獨立董事委員會及獨立股東
之獨立財務顧問


CIMB

聯昌國際證券（香港）有限公司

中國製藥集團有限公司謹訂於二零零七年十二月二十八日星期五上午十時正假座香港灣仔港灣道18號中環廣場38樓3805室舉行股東特別大會，大會通告載於本通函第22頁至23頁。　閣下不論是否出席大會，敬請盡早按照印備之指示填妥並交回隨附之代表委任表格，惟無論如何須於大會或其任何續會舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室。

香港，二零零七年十二月十一日

目 錄

頁次

於本通函內，除文義另有所指，下列詞彙具有下列涵義：

「該公佈」	指	本公司於二零零七年十一月二十九日就持續關連交易刊發之公佈
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港持牌銀行一般開門營業及聯交所接受證券買賣之日子(星期六或星期日除外)
「有關上限」	指	持續關連交易之年度上限
「聯昌國際」	指	聯昌國際證券(香港)有限公司，為一家可從事證券及期貨條例下第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動之持牌法團，為獨立董事委員會就持續關連交易及有關上限之獨立財務顧問
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國製藥集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「持續關連交易」	指	本集團與宏源就根據新中禾協議及新中潤協議擬進行之化學品採購所訂立之持續關連交易
「董事」	指	本公司董事
「股東特別大會」	指	本公司將舉行之股東特別大會，以酌情批准持續關連交易及有關上限
「股東特別大會通告」	指	載於本通函第22頁至第23頁召開股東特別大會之通告

「本集團」	指	本公司及其附屬公司
「河北中潤」	指	石藥集團河北中潤製藥有限公司，於中國成立之中外合資合營企業，其99.21%及0.79%股權分別由本公司及石藥公司擁有
「香港」	指	中華人民共和國香港特別行政區
「宏源」	指	河北宏源化工有限公司，於中國成立之公司，其100%股權由石藥公司間接擁有
「獨立董事委員會」	指	由獨立非執行董事霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生組成之獨立董事委員會
「獨立股東」	指	石藥集團及其聯繫人士以外之股東
「獨立第三者」	指	據董事所知，並非本公司之關連人士(定義見上市規則)及獨立於本公司及其關連人士之第三者
「最後實際可行日期」	指	二零零七年十二月六日，即本通函付印前就確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新中禾協議」	指	宏源與中禾製藥於二零零七年十一月二十九日就二零零八年一月一日至二零一零年十二月三十一日期間之化學品買賣所訂立之產品買賣協議

「新中潤協議」	指	宏源及河北中潤於二零零七年十一月二十九日就二零零八年一月一日至二零一零年十二月三十一日期間之化學品買賣所訂立之產品買賣協議
「中國」	指	中華人民共和國
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份持有人
「股份」	指	本公司每股面值$0.10港元之股份
「石藥集團」	指	石藥公司及其附屬公司(不包括本集團)
「石藥公司」	指	石藥集團有限公司，於中國成立之有限公司，為控股股東，由聯想控股有限公司實益擁有
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有公司條例所賦予之涵義
「主要股東」	指	具有上市規則所賦予之涵義
「中禾協議」	指	宏源與中禾製藥於二零零四年十二月三十一日就二零零五年一月一日至二零零七年十二月三十一日期間之化學品買賣所訂立之產品買賣協議
「中禾製藥」	指	石藥集團中禾製藥(內蒙古)有限公司，於中國成立之外資公司，為本公司之全資附屬公司
「中潤協議」	指	宏源與河北中潤於二零零四年十二月三十一日就二零零五年一月一日至二零零七年十二月三十一日期間之化學品買賣所訂立之產品買賣協議

「港元」	指	香港法定貨幣
「人民幣」	指	中國法定貨幣
「%」	指	百分比

於本通函內，除非另有說明，否則人民幣計值之金額採用人民幣1.00 元兑1.03 港元之匯率換算，這匯率只作參考，並不表示任何港元或人民幣金額於相關日期可以或曾經可以以上述匯率或任何其他匯率換算。



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

執行董事：
蔡東晨
岳進
馮振英
紀建明
翟健文
潘衛東
李治彪
張錚

非執行董事：
李嘉士

獨立非執行董事：
霍振興
齊謀甲
郭世昌
陳兆強

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
38樓3805室

敬啟者：

持續關連交易

1. 緒言

董事會謹此提述本公司於二零零四年十二月三十一日發出之公佈及本公司於二零零五年一月二十四日發出之通函，當中載列(其中包括)有關河北中潤及中禾製藥各自根據中禾協議及中潤協議於二零零五年一月一日起三年間向宏源採購化學品之持續關連交易之詳情。中禾協議及中潤協議已在本公司於二零零五年二月

二十一日舉行之股東特別大會上獲股東批准。中禾協議及中潤協議將於二零零七年十二月三十一日終止。

於二零零七年十一月二十九日，河北中潤與宏源及中禾製藥與宏源就化學品採購分別訂立新中潤協議及新中禾協議。

本通函旨在:(i)向閣下提供有關持續關連交易之其他資料；(ii)載列聯昌國際致獨立董事委員會及獨立股東有關持續關連交易條款及有關上限之意見函件；(iii)載列獨立董事委員會經考慮聯昌國際有關持續關連交易條款及有關上限的建議後而作出之推薦及意見；及(iv)向閣下發出股東特別大會通告，以於股東特別大會上考慮及酌情批准有關持續關連交易及有關上限之決議案。

2. 持續關連交易

(i) 河北中潤採購化學品

訂約方： (1)河北中潤；及

(2)宏源。

於二零零五年一月一日至最後實際可行日期，河北中潤根據中潤協議向宏源採購化學品。河北中潤於截至二零零六年十二月三十一日止兩個財政年度及截至二零零七年九月三十日止九個月向宏源採購之化學品金額分別約為人民幣56,294,000元(相等於約57,983,000 港元)、人民幣68,098,000元(相等於約70,141,000港元)及人民幣47,564,000 元(相等於約48,991,000 港元)。

(ii) 中禾製藥採購化學品

訂約方： (1)中禾製藥；及

(2)宏源。

於二零零五年一月一日至最後實際可行日期，中禾製藥根據中禾協議向宏源採購化學品。中禾製藥於截至二零零六年十二月三十一日止兩個財政年度及截至二零零七年九月三十日止九個月向宏源採購之化學品金額分別約為人民幣22,739,000元(相等於約23,421,000 港元)、人民幣49,463,000元(相等於約50,947,000港元)及人民幣47,807,000 元(相等於約49,241,000 港元)。

本集團於截至二零零六年十二月三十一日止兩個財政年度及截至二零零七年九月三十日止九個月向石藥集團採購之化學品金額分別約為人民幣79,033,000元(相等於約81,404,000港元)、人民幣117,561,000 元(相等於約121,088,000 港元)及人民幣95,371,000 元(相等於約98,232,000 港元)。中禾協議及中潤協議於截至二零零七年十二月三十一日止三個財政年度之年度上限分別為147,840,000港元、206,080,000港元及236,992,000港元。

待獨立股東於股東特別大會上通過批准持續關連交易及有關上限之所需決議案後，河北中潤及中禾製藥將分別向宏源採購化學品(包括但不限於對羥基苯甘氨酸鄧鉀鹽及苯甘氨酸鄧鉀鹽)，作為生產抗生素(包括但不限於阿莫西林、氨苄西林及氨苄西林鈉)之原料。本集團就該等產品向宏源支付之採購價乃由本集團與宏源參照市價按一般商業條款或如並無可比較情況下，以不遜於本集團從獨立第三者所得之條款並按公平原則磋商後釐定。新中禾協議及新中潤協議乃由二零零八年一月一日起至二零一零年十二月三十一日止為期三年。

3. 建議之年度上限

於截至二零一零年十二月三十一日止三個財政年度各年，持續關連交易之建議總值上限分別如下：

	截至十二月三十一日止財政年度		
	二零零八年	二零零九年	二零一零年
	人民幣	*人民幣*	*人民幣*
年度上限	237,377,000	298,812,000	373,337,000

對羥基苯甘氨酸鄧鉀鹽之採購價近月明顯上升，其現行市價較年初之價格約高出10%。鑑於現時價格升勢，預期採購價將會進一步上揚。有關上限之基準乃參照化學品之現行市價(容許市價於二零零八年、二零零九年及二零一零年各年上升15%)及預期本集團產品之產量以及本集團向宏源進行苯甘氨酸鄧鉀鹽之新採購而釐定。預期本集團產品之產量於截至二零一零年十二月三十一日止三個年度將會因產能使用率提升而增加。

4. 訂立交易之理由

透過訂立持續關連交易，本集團將從宏源獲得可靠的原料供應來源，從而受惠。董事(包括獨立非執行董事)認為，持續關連交易之條款乃根據一般商業條款按公平原則磋商釐定，有關條款及有關上限屬公平合理，且符合本集團及股東之整體最佳利益。

5. 上市規則之規定

由於持續關連交易根據上市規則第14A.35條構成本公司之非豁免持續關連交易，該等交易須遵守上市規則第14A.45及14A.46條之申報規定及上市規則第14A.37至14A.41條之年度審查規定，並須根據上市規則第14A.35(4)條獲獨立股東於股東大會上以投票方式批准。本公司將尋求獨立股東批准持續關連交易及有關上限，條件是於截至二零一零年十二月三十一日止三個財政年度各年，持續關連交易之年度總值分別不會超過人民幣237,377,000元(相等於約244,498,000港元)、人民幣298,812,000元(相等於約307,776,000港元)及人民幣373,337,000元(相等於約384,537,000港元)。

6. 交易對手之資料

本公司之主要業務為投資控股。本公司附屬公司之主要業務為生產及銷售製藥產品。

宏源主要從事生產及銷售化學品，由石藥公司間接持有其100%股本權益。

石藥公司為中國成立之企業，是一家投資控股公司。石藥公司及其附屬公司主要從事製造及買賣製藥及化學產品。

7. 要求投票表決之程序

根據本公司之組織章程第73條，在任何股東大會上有待表決之決議案得以舉手方式表決，除非由下列人士(在宣佈舉手表決之結果前或當時)要求進行投票表決：

(a) 大會主席；或

(b) 最少三位親身或委派代表出席而當時有權在會上表決之股東；或

(c) 親身或委派代表出席並佔所有有權在會上表決之股東之總表決權不少於十分之一之任何一位或多位股東；或

(d) 親身或委派代表出席並持有賦予權利可於大會上表決而實繳金額合共不少於賦予該項權利之所有股份之實繳金額總數十分之一之股份之任何一位或多位股東。

8. 股東特別大會

本公司將於股東特別大會上提呈普通決議案以批准持續關連交易及有關上限，召開大會之通告載於本通函第22頁至第23頁。

於最後實際可行日期，控股股東石藥公司實益擁有本公司股本約50.926%，石藥公司及其聯繫人士將就於股東特別大會上提呈批准持續關連交易及有關上限的決議案放棄投票。

於股東特別大會上，將以投票方式表決，本公司將於股東特別大會召開後之營業日公佈投票結果。

9. 應採取之行動

本通函隨附適用於股東特別大會之代表委任表格。無論 閣下是否擬出席股東特別大會，務請按代表委任表格印備之指示填妥代表委任表格，並於股東特別大會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38 樓3805 室。交回代表委任表格後，股東仍可親身出席股東特別大會並於會上投票。

10. 推薦意見

敬希 閣下垂注載於本通函第11頁至第12頁之獨立董事委員會函件，當中載有其致獨立股東之推薦意見。獨立董事委員會經考慮聯昌國際之意見後認為，持續關連交易之條款及有關上限於本集團日常及一般業務過程中按一般商業條款訂立，且符合本公司及股東之整體利益，以及就獨立股東而言屬公平合理。因此，董事會及獨立董事委員會建議，獨立股東投票贊成股東特別大會通告所載之決議案。

敬希 閣下垂注本通函附錄所載的其他資料。

此致

列位股東 台照

承董事會命
主席
蔡東晨

香港，二零零七年十二月十一日

以下為獨立董事委員會發出之推薦意見函件全文，乃為載入本通函而編製。



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

敬啟者：

持續關連交易

吾等謹此提述本公司日期為二零零七年十二月十一日致股東之通函(「**通函**」)，而本函件為其部分。除文義另有所指外，通函所界定之詞彙與本函件之詞彙具有相同涵義。

吾等已獲董事會委任為獨立董事委員會，以就吾等認為持續關連交易之條款對獨立股東而言是否公平合理而向閣下提供意見。

聯昌國際已獲本公司委任為獨立財務顧問，以就持續關連交易向獨立董事委員會及獨立股東提供意見。其意見詳情及達致該意見所考慮之主要因素，載於通函第13頁至第17頁之聯昌國際函件內。

敬希　閣下垂注載於通函第5頁至第10頁之董事會函件及附錄所載之一般資料。

經考慮持續關連交易之條款及聯昌國際提供之意見後，吾等認為持續關連交易之條款乃於本集團日常及一般業務過程中按一般商業條款訂立，持續關連交易之條款及有關

上限均符合本公司及股東之整體利益，以及就獨立股東而言屬公平合理。因此，吾等推薦建議獨立股東投票贊成將於股東特別大會上提呈以批准持續關連交易及有關上限之決議案。

此致

獨立股東 台照

獨立董事委員會

霍振興

齊謀甲

郭世昌

陳兆強

謹啟

二零零七年十二月十一日

以下為聯昌國際致獨立董事委員會及獨立股東之意見函件全文，乃為載入本通函而編製：



聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中滙大廈25樓

敬啟者：

持續關連交易

緒言

吾等茲提述吾等獲委聘為獨立財務顧問，就新中禾協議及新中潤協議項下擬進行之持續關連交易及有關上限向獨立董事委員會及獨立股東提供意見；有關持續關連交易之詳情載於　貴公司日期為二零零七年十二月十一日之通函(「通函」，本函件組成其中部分)之董事會函件內。除文義另有所指外，本函件使用之詞彙與通函所界定者具有相同涵義。

於達致吾等之推薦意見時，吾等倚賴通函所載或提述之資料及事實以及董事及　貴公司高級管理層所作出或提供之陳述。董事已發表一份責任聲明載列於通函附錄，其內容為彼等願對通函所載資料及陳述之準確性共同及個別負全責。吾等亦假設通函所載或提述之資料及董事陳述，於作出之時且直至通函寄發當日均屬真確無誤。吾等並無理由懷疑　貴公司向吾等提供之資料及陳述之真實性、準確性及完備性。董事亦已告知吾等而吾等亦相信通函並無遺漏任何重大事實。

吾等認為，吾等已審閱足夠資料，以達致具充分依據之意見，就倚賴通函所載資料及董事陳述之準確性提供理據，以及為吾等之推薦意見提供合理之基礎。然而，吾等並無對就有關資料進行獨立核證，亦未有就　貴公司、石藥公司或其各自之任何附屬公司或聯繫人士之業務及財政狀況或前景進行任何詳細調查。

主要考慮因素及理由

於達致吾等對新中禾協議及新中潤協議項下擬進行之持續關連交易(包括有關上限)之意見時，吾等已考慮以下主要因素及理由：

背景及理由

貴集團主要從事製造及銷售製藥產品，而宏源主要從事製造及銷售化學品。

河北中潤及中禾製藥自二零零五年起分別根據中禾協議及中潤協議與宏源進行類似的交易，該等交易將於二零零七年十二月三十一日屆滿。於二零零七年十一月二十九日，河北中潤及中禾製藥分別與宏源訂立新中潤協議及新中禾協議，以採購化學品(包括但不限於對羥基苯甘氨酸鄧鉀鹽及苯甘氨酸鄧鉀鹽)，作為生產抗生素(包括但不限於阿莫西林、氨苄西林及氨苄西林鈉)之原料。

董事認為，透過訂立持續關連交易，　貴集團將從宏源獲得可靠的優質原料供應來源。

鑑於上述各項以及i)持續關連交易之性質與　貴集團主要業務及經營有關連；及ii)新中禾協議及新中潤協議項下擬進行之持續關連交易乃根據一般商業條款按公平原則磋商釐定(詳見下文)，吾等認為持續關連交易符合　貴公司及股東之整體利益。

釐定基準

新中禾協議及新中潤協議

根據新中禾協議及新中潤協議，貴集團向宏源支付之化學品採購價將由貴集團與宏源參照市價按一般商業條款或(如並無可比較)不遜於貴集團從獨立第三者所得之條款並按公平原則磋商後釐定。根據貴公司所提供之資料，吾等注意到宏源收取貴集團之化學品單位採購價並不遜於獨立第三者收取貴集團之採購價。

意見

經考慮上述各項，吾等認為，新中禾協議及新中潤協議之條款對貴公司及獨立股東而言屬公平合理。

有關上限

於截至二零零五年及二零零六年十二月三十一日止年度及截至二零零七年九月三十日止九個月，貴集團根據中禾協議及中潤協議採購之化學品年度總額分別約為人民幣79,033,000元(相等於約81,404,000港元)、人民幣117,561,000元(相等於約121,088,000港元)及人民幣95,371,000元(相等於約98,232,000港元)。中禾協議及中潤協議於截至二零零七年十二月三十一日止三個財政年度之年度上限分別為147,840,000港元、206,080,000港元及236,992,000港元。

於截至二零一零年十二月三十一日止三個年度，新中禾協議及新中潤協議之建議有關上限分別如下：

截至十二月三十一日止年度之有關上限		
二零零八年	**二零零九年**	**二零一零年**
人民幣	*人民幣*	*人民幣*
237,377,000	298,812,000	373,337,000

建議有關上限乃主要由董事參照下列因素釐定：

1. 化學品之現行市價(容許市價於二零零八年、二零零九年及二零一零年各年上升15%)；

2. 貴集團之阿莫西林、氨苄西林及氨苄西林鈉之預期產量；

3. 貴集團向宏源新採購用作生產氨苄西林及氨苄西林鈉之苯甘氨酸鄧鉀鹽。

董事已告知吾等，對羥基苯甘氨酸鄧鉀鹽之採購價近月有所增加。根據 貴公司所提供之資料，吾等注意到對羥基苯甘氨酸鄧鉀鹽之價格最近的升幅。董事亦表示，由於預測阿莫西林之市場需求將會增加及 貴集團具有可動用但尚未使用之產能， 貴公司預期將會增加其阿莫西林之產量。

意見

基於上述各項，吾等認為有關上限對 貴公司及獨立股東而言屬公平合理。然而，由於有關上限是與未來事宜相關，且是根據直至二零一零年十二月三十一日為止整段期間未必仍然有效的假設而釐定，因此，吾等對於新中禾協議及新中潤協議項下擬進行之持續關連交易所產生之實際金額，與有關上限之相近程度並不發表任何意見。

推薦意見

經考慮上述主要因素及理由後，吾等認為，新中禾協議及新中潤協議符合　貴公司及股東之整體利益，而有關條款(包括有關上限)對　貴公司及獨立股東而言亦屬公平合理。因此，吾等建議獨立股東及獨立董事委員會推薦獨立股東於股東特別大會上投票贊成批准新中禾協議及新中潤協議以及採納有關上限之決議案。

此致

中國製藥集團有限公司之
獨立董事委員會及獨立股東　台照

代表
聯昌國際證券(香港)有限公司
行政副總裁　*高級副總裁*
劉志華　**洪琬飴**
謹啟

二零零七年十二月十一日

1. 責任聲明

本通函載有遵照上市規則規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何陳述有誤導成份。

2. 董事權益披露

於最後實際可行日期，董事及本公司主要行政人員於本公司股份及債券或本公司任何相聯法團（定義見證券及期貨條例第XV部）之股份及債券中擁有根據：(a)證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所；或(b)證券及期貨條例第XV部第352條而須載入該條所述登記冊；或(c)上市公司董事進行證券交易的標準守則而須知會本公司及聯交所之權益及淡倉，載列如下：

於本公司股份、相關股份及債券之權益及淡倉

董事姓名	身份	所持已發行普通股數目	長／短倉	佔本公司已發行股本之概約百分比
翟健文	實益擁有人	4,000	長倉	0.00026%

於最後實際可行日期，除上文披露者外，概無授予董事之購股權或衍生工具尚未行使，且董事及本公司主要行政人員於本公司或其相聯法團（定義見證券及期貨條例第XV部）之股份或相關股份或債券中概無擁有根據證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所之任何權益或淡倉（包括根據證券及期貨條例之條文彼等被當作或視作擁有之權益或淡倉）；或根據證券及期貨條例第352條而須載入該條所述登記冊之權益或淡倉；或根據上市公司董事進行證券交易的標準守則而須知會本公司及聯交所之權益或淡倉。

董事或聯昌國際概無於本集團任何成員公司自二零零六年十二月三十一日(即本公司最新公佈之經審核財務報表之結算日)以來已收購或出售或租賃之任何資產中擁有任何直接或間接權益。

董事概無於任何於最後實際可行日期存續有效且就本集團業務而言屬重大之合約或安排中擁有重大權益。

3. 主要股東

據董事所知，於最後實際可行日期，除董事或本公司主要行政人員外，下列人士直接或間接擁有附有權利在所有情況下可於本公司之股東大會上投票之任何類別股本面值5%或以上之權益：

主要股東名稱	身份	所持股份數目	佔本公司已發行股本之概約百分比
聯想控股有限公司	受控制公司權益	783,316,161 *(附註)*	50.93%
聯想控股有限公司職工持股會	受控制公司權益	783,316,161 *(附註)*	50.93%
石藥公司	實益擁有人及受控制公司	783,316,161 *(附註)*	50.93%

附註： 就783,316,161股股份而言，773,436,399股股份由石藥公司持有，而9,879,762股股份則由石藥公司之全資附屬公司中國詩薇製藥有限公司持有。於最後實際可行日期，石藥公司之全部股權均由聯想控股有限公司持有。

除上述披露者外，據董事所知，並無任何其他人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文而須向本公司披露之權益或淡倉，或直接或間接擁有附有權利在所有情況下可於本公司或其任何附屬公司之股東大會上投票之任何類別股本面值10%或以上之權益或持有涉及該等股本之任何購股權。

4. 專家及同意書

於本通函內提供意見或建議之專家之資格如下：

名稱	資格
聯昌國際	可從事證券及期貨條例項下第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動之持牌法團

聯昌國際已就刊發本通函發出同意書，同意按現有形式及涵義於本通函中載入其函件及引述其名稱，且迄今並無撤回同意書。

聯昌國際並無於本集團任何成員公司之股本中擁有實益權益，亦無擁有任何可認購或提名他人認購本集團任何成員公司之證券之權利(不論可否依法強制執行)。

5. 重大不利變動

於最後實際可行日期，據董事所知，自二零零六年十二月三十一日(即本集團最新公佈之經審核財務報表之結算日)以來，本集團之財務或經營狀況並無任何重大不利變動。

6. 服務合約

於最後實際可行日期，董事並無與本集團任何成員公司訂立任何於一年內不會屆滿或不作賠償(法定賠償除外)而不可終止之服務合約。

7. 競爭權益

於最後實際可行日期，董事或彼等之聯繫人士概無於與本集團業務構成或可能構成競爭之業務中擁有任何權益。

8. 一般資料

(a) 本公司之股份過戶登記處為卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(b) 董事李嘉士先生為胡關李羅律師行之合夥人。該律師行為本公司就持續關連交易有關香港法律之法律顧問，該行將收取一般專業費用。

(c) 本通函中英文版本如有任何歧異，概以英文版本為準。

9. 備查文件

下列文件之副本將於直至股東特別大會舉行日期止(包括該日)期間之一般營業時間內於香港灣仔港灣道18號中環廣場38樓3805室可供查閱：

(a) 新中禾協議及新中潤協議；

(b) 獨立董事委員會發出之推薦意見函件，全文載於本通函第11頁至第12頁；

(c) 聯昌國際發出之函件，全文載於本通函第13頁至第17頁；及

(d) 本附錄第4段所述聯昌國際之同意書。



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

茲通告中國製藥集團有限公司(「**本公司**」)之股東謹訂於二零零七年十二月二十八日星期五上午十時正假座香港灣仔港灣道18號中環廣場38樓3805室舉行股東特別大會(「**大會**」)，以考慮及酌情通過(不論有否修訂)下列決議案為本公司之普通決議案：

普通決議案

「**動議**：

(a) 批准、確認及追認就若干化學品採購(「**持續關連交易**」)由本公司之附屬公司石藥集團河北中潤製藥有限公司(「**河北中潤**」)與河北宏源化工有限公司(「**宏源**」)於二零零七年十一月二十九日所訂立之產品買賣協議(其註有「A」字樣之副本已提呈大會並由大會主席簽署以資識別，「**中潤協議**」)，以及石藥集團中禾製藥(內蒙古)有限公司與宏源於二零零七年十一月二十九日所訂立之產品買賣協議(其註有「B」字樣之副本已提呈大會並由大會主席簽署以資識別，「**中禾協議**」)及一般及有條件批准截至二零一零年十二月三十一日止三個財政年度各年持續關連交易之年度上限分別為人民幣237,377,000元、人民幣298,812,000元及人民幣373,337,000元及根據及有關持續關連交易而須進行之任何交易；及

(b) 授權本公司董事代表本公司按彼等認為就落實持續關連交易及／或為使其生效而言屬必要、適當、適宜或權宜之情況，作出其他有關行動及事情，簽署其他有關文件及採取所有有關措施。」

承董事會命
主席
蔡東晨

香港，二零零七年十二月十一日

附註：

(1) 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

(2) 如屬任何股份之聯名登記持有人，任何一名有關人士可親身或由受委代表就該股份於大會上投票，猶如彼為唯一有權投票者，惟倘多於一名該等聯名持有人親身或由受委代表出席大會，則僅上述出席人士中就該股份於股東名冊排名首位之人士有權就該股份投票。

(3) 隨函附奉於大會適用之代表委任表格。

(4) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經核證之有關授權書或授權文件副本，最遲須於大會或續會之指定舉行時間四十八小時前寄交本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室，方為有效。股東填妥及交回代表委任表格後，仍可親身出席大會及於會上投票。

(5) 上文所載普通決議案將以投票方式表決。

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

UNAUDITED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

The Board of Directors of China Pharmaceutical Group Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the nine months ended September 30, 2007 in line with its current practice to publish the Group's quarterly financial results.

CONSOLIDATED INCOME STATEMENT

	For the nine months ended September 30,	
	2007	2006
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Revenue	**3,599,880**	2,608,016
Cost of sales	**(2,489,516)**	(2,161,879)
Gross profit	**1,110,364**	446,137
Other income	**15,922**	26,892
Selling and distribution expenses	**(279,651)**	(166,310)
Administrative expenses	**(352,250)**	(223,451)
Other expenses	**(43,033)**	(5,898)
Operating profit	**451,352**	77,370
Finance costs	**(83,122)**	(71,642)
Share of loss of a jointly controlled entity	**(5,203)**	(1,067)
Profit before tax	**363,027**	4,661
Income tax	**(34,269)**	5,870
Profit for the period	**328,758**	10,531
Attributable to:		
Equity holders of the Company	**330,122**	10,907
Minority interests	**(1,364)**	(376)
	328,758	10,531
Dividend	**—**	—
Earnings per share — Basic	**HK21.46 cents**	HK0.71 cents

Notes:

1. The accounting policies used in the preparation of the financial data for the nine months ended September 30, 2007 are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended December 31, 2006.

2. The calculation of the basic earnings per share for the nine months ended September 30, 2007 is based on the unaudited profit attributable to equity holders of the Company of HK$330,122,000 (1.1.2006 to 9.30.2006: HK$10,907,000) and the 1,538,124,661 shares (1.1.2006 to 9.30.2006: 1,538,124,661 shares) in issue during the period.

   No diluted earnings per share is presented for the nine months ended September 30, 2007 and 2006 as there were no potential ordinary shares in issue during both periods.

3. The directors resolved not to declare an interim dividend for the nine months ended September 30, 2007 (1.1.2006 to 9.30.2006: Nil).

4. The financial data for the nine months ended September 30, 2007 is based on the internal records and management accounts of the Group and has not been reviewed or audited by the external auditors of the Company.

REVENUE AND SEGMENT INFORMATION

The Group reports its primary segment information by products, namely bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the nine months ended September 30, 2007

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	1,256,722	543,698	739,766	1,034,904	24,790	—	3,599,880
Inter-segment sales	293,029	29,877	623	—	190	(323,719)	—
TOTAL REVENUE	1,549,751	573,575	740,389	1,034,904	24,980	(323,719)	3,599,880
SEGMENT RESULTS	361,862	30,318	112,059	(17,113)	(20,624)		466,502
Unallocated income							94
Unallocated corporate expenses							(15,244)
Operating profit							451,352

For the nine months ended September 30, 2006

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	737,494	485,356	431,004	941,347	12,815	—	2,608,016
Inter-segment sales	146,639	71,410	379	—	—	(218,428)	—
TOTAL REVENUE	884,133	556,766	431,383	941,347	12,815	(218,428)	2,608,016
SEGMENT RESULTS	45,972	31,353	(3,101)	30,912	(16,161)		88,975
Unallocated income							909
Unallocated corporate expenses							(12,514)
Operating Profit							77,370

Inter-segment sales are charged at prevailing market rates.

BUSINESS REVIEW AND OUTLOOK

For the first nine months of the year, the average prices of penicillin industrial salt, amoxcillin and 6-APA were US$18.37 per kg (third quarter: US$25.01), US$35.42 per kg (third quarter: US$47.54) and US$37.57 per kg (third quarter: US$51.51) respectively, while the gross profit margin of the series was 40.1%. The average price of 7-ACA was US$85.40 per kg (third quarter: US$89.37) and the gross profit margin of the series was 16.4%. The average price of vitamin C was US$4.17 per kg (third quarter: US$5.54) and the gross profit margin of the series was 33.8%. Revenue of the finished drug division grew 10% to HK$1,034.9 million, with a gross profit margin of 24.6%.

Prices of the penicillin products have adjusted downwards recently after reaching the record high in the third quarter, while prices of the cephalosporin products continue to recover gradually. For the vitamin C products, the prices remain strong. Though market condition of the finished drug division is still tough, its performance is expected to be able to improve gradually.

By order of the Board
Cai Dongchen
Chairman

Hong Kong, December 13, 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.



中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

ANNOUNCEMENT
IN PURSUANCE OF RULE 13.17

In accordance with the requirements under rule 13.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Board of Directors of China Pharmaceutical Group Limited (the "Company") announces certain details of a pledge agreement entered into between a bank (the "Bank") and China Charmaine Pharmaceutical Company Limited ("CCPCL"), the Company's immediate holding company and a wholly owned subsidiary of Shijiazhuang Pharmaceutical Group Company Limited ("SPG").

Reference is made to the announcement of the Company dated April 25, 2007 relating to a facility agreement (the "Facility Agreement") entered into between the Bank and SPG for a facility in the aggregate amount of RMB510,000,000 made available by the Bank to SPG and certain subsidiaries of the Company (the "Subsidiaries"). The facility is a general working capital facility for one year from April 25, 2007. Out of the aggregate facility amount of RMB510,000,000, RMB360,000,000 is made available to the Subsidiaries for their general working capital requirements. As a condition under the Facility Agreement, SPG has pledged 600,589,874 ordinary shares of the Company in favour of the Bank as security (the "Original Security")

On December 19, 2007, a pledge agreement was entered into between the Bank and CCPCL whereby CCPCL has pledged 600,000,000 ordinary shares of the Company (representing approximately 39.01% of the issued share capital of the Company) in favour of the bank to replace the Original Security as security for the Facility Agreement.

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, December 21, 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent nonexecutive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.


中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

EXTRAORDINARY GENERAL MEETING HELD ON 28 DECEMBER 2007 POLL RESULTS

At the extraordinary general meeting of the Company held on 28 December 2007, the ordinary resolution to approve the Continuing Connected Transactions was duly passed by the Independent Shareholders by way of poll.

Reference is made to the circular of China Pharmaceutical Group Limited dated 11 December 2007 (the "Circular") in relation to the Continuing Connected Transactions. Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that at the EGM held on 28 December 2007, the ordinary resolution proposed to approve the Continuing Connected Transactions (the "Ordinary Resolution") was duly passed by the Shareholders other than China Charmaine Pharmaceutical Company Limited ("China Charmaine") and its associates (the "Independent Shareholders") by way of poll. The Company's share registrar, Tricor Secretaries Limited, was appointed as scrutineer of the vote-taking at the EGM.

The poll results in respect of the Ordinary Resolution passed at the EGM were as follows:

Ordinary Resolution *(Note)*	**No. of Votes (%)**	
	For	**Against**
To approve the Continuing Connected Transactions and the Caps	195,494,849 (100%)	0 (0%)

Note: The full text of the Ordinary Resolution is set out in the EGM Notice.

The resolution was duly passed as an ordinary resolution.

SPG disposed of its entire shareholding interest in the Company to China Charmaine, a wholly-owned subsidiary of SPG, on 7 December 2007. China Charmaine and its associates were required to abstain from voting on the Ordinary Resolution at the EGM under the Listing Rules.

As at the date of the EGM, the total number of issued shares of the Company was 1,538,124,661 Shares. In view of the interests of China Charmaine in the Continuing Connected Transactions, China Charmaine and its associates who beneficially own an aggregate of 783,316,161 Shares, representing approximately 50.93% of the issued share capital of the Company, abstained from voting on the Ordinary Resolution. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolution at the EGM was 754,808,500 Shares, representing approximately 49.07% of the Company's total number of Shares in issue. There was no shareholder who was entitled to attend the EGM but was only entitled to vote against the Ordinary Resolution.

By Order of the Board
Cai Dongchen
Chairman

Hong Kong, 28 December 2007

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao, Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo; and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.


END